Exhibit 99.8

Treasury Board Secretariat Office of the President Room 4320, Whitney Block 99 Wellesley Street West Toronto, ON M7A 1W3 Tel.: 416-327-2333	Ministry of Finance Office of the Minister 7th Floor, Frost Building South 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Tel.: 416-325-0400	Secrétariat du Conseil du Trésor Bureau de la présidente Édifice Whitney, bureau 4320 99, rue Wellesley Ouest Toronto (Ontario) M7A 1W3 Tél. : 416 327-2333	Ministère des Finances Bureau du ministre 7 étage, Édifice Frost Sud 7 Queen’s Park Crescent Toronto (Ontario) M7A 1Y7 Tél. : 416-325-0400

The Honourable Edith Dumont, OC, OOnt

Lieutenant Governor of Ontario

Legislative Building

Queen’s Park

Toronto, ON M7A 1A1

May It Please Your Honour:

The undersigned have the privilege to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2025, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

Original signed by	Original signed by

The Honourable Caroline Mulroney	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance
Toronto, September 2025	Toronto, September 2025

Financial Statement Discussion and Analysis, 2024–2025	i

CONSOLIDATED FINANCIAL STATEMENTS

ii	Financial Statement Discussion and Analysis, 2024–2025

Foreword

I am pleased to present the 2024–25 Public Accounts for the Province of Ontario. The Public Accounts provide the people of Ontario with a clear and comprehensive view of the province’s finances.

The government recorded a $1.1 billion deficit for the fiscal year ending March 31, 2025, compared to a forecasted deficit of $9.8 billion in the 2024 Budget. This improvement is a result of higher-than-anticipated tax revenues from strong economic growth and increased revenues from the broader public sector.

This document highlights the efforts our government has taken to deliver on the commitments we set out in the 2024 Ontario Budget: Building a Better Ontario. Our government has a plan to protect Ontario and transform it into the most competitive place to invest, create jobs and do business in the G7, while investing even more in health care, education and other critical services. We are continuing to rebuild the province’s economy by attracting domestic and international manufacturing investments, expanding the province’s electricity capacity, supporting innovation and helping small businesses thrive.

The 2024–25 Public Accounts shows that our government is protecting Ontario’s economy, investing $212.1 billion across all programs. This represents an 8.7 per cent or $16.9 billion increase in program spending over the previous fiscal year. These investments are delivering on our government’s mission to build for future growth and keep workers on the job in the face of U.S. tariffs and economic uncertainty. We will continue our fiscally responsible approach, prudently managing provincial finances while maintaining our commitment and ability to provide critical financial supports that are required to protect Ontario’s economy and support jobs.

With total revenues of $226.2 billion, which is $17.2 billion or 8.2 per cent higher than the previous fiscal year, Ontario’s strong economic performances mean we are continuing a clear path back to balance. We are also continuing our prudent approach to managing debt, achieving the targets for all three of our debt sustainability measures. The interest and other debt servicing charges are $1.3 billion lower than the 2024 Budget forecast, and $100 million lower than the interim forecast due to lower overall borrowing costs. This concerted effort is also reflected in Ontario’s credit ratings, which were upgraded by both S&P and Morningstar DBRS in 2024. The upgrades help lower our province’s borrowing costs and support more investment in Ontario, creating more jobs and financing our historic infrastructure plan.

To protect Ontario’s health care system, we’re working to deliver even more connected and convenient care for people, when and where they need it. That is why we have made historic investments and increased spending in the health sector by $6.2 billion or 7.2 per cent to provide faster access to services and grow our health care workforce.

In order to build the infrastructure our province needs to support strong and safe communities, keep workers on the job and drive economic growth, infrastructure spending saw an increase of $5.6 billion or 23.9 per cent from the previous year, including investments in health infrastructure, public transit, schools, correctional facilities, broadband and housing.

Financial Statement Discussion and Analysis, 2024–2025	iii

This year marks the eighth year in a row that the Public Accounts has received a clean audit opinion from the province’s Auditor General.

The results in the 2024–25 Public Accounts are part of our government’s plan to build a more competitive, resilient and self-reliant economy while keeping costs down and protecting workers, businesses and jobs in the face of U.S. tariffs and economic uncertainty.

Original signed by

The Honourable Caroline Mulroney

President of the Treasury Board

iv	Financial Statement Discussion and Analysis, 2024–2025

Introduction

The Annual Report is a key element of the Public Accounts of the Province of Ontario and is central to demonstrating the Province’s transparency and accountability in reporting its financial activities and position. Ontario’s Consolidated Financial Statements present the financial results for the 2024–25 fiscal year against the 2024 Budget released on March 26, 2024, and the financial position of the government as of March 31, 2025. As in previous years, the Annual Report also compares the current year’s results to the prior year’s results and provides a five-year trend analysis for many key financial ratios.

Producing the Public Accounts of Ontario requires the teamwork and collaboration of many stakeholders across Ontario’s public sector. The Office of the Auditor General plays a critical role in auditing and reporting on the Province’s Consolidated Financial Statements, and the Standing Committee on Public Accounts also plays an important role in providing legislative oversight and guidance. I would like to thank everyone for their contributions and collaboration.

We welcome your comments on the Public Accounts. Please share your thoughts by email to infoTBS@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Treasury Board Secretariat, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, Ontario M7A 1Y7.

Original signed by

Carlene Alexander, CPA, CGA, MBA

Deputy Minister and Secretary of the

Treasury Board and Management Board of Cabinet

Treasury Board Secretariat

Financial Statement Discussion and Analysis, 2024–2025	1

Statement of Responsibility

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB).

The Consolidated Financial Statements are audited by the Auditor General of Ontario in accordance with the Auditor General Act, and with Canadian generally accepted assurance standards. The Auditor General expresses an independent audit opinion on these Consolidated Financial Statements. Her report, which appears on pages 45-51, provides her audit opinion and the basis for this opinion.

Management prepares the Consolidated Financial Statements in accordance with generally accepted accounting principles for the public sector. Management is also responsible for maintaining systems of financial management and internal controls to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded, and reliable financial information is available for preparation of these Consolidated Financial Statements.

Original signed by	Original signed by	Original signed by	Original signed by
Carlene Alexander, CPA, CGA, MBA	Jason Fitzsimmons	Beili Wong, FCPA, FCA	Khalida Noor, CPA, CA
Deputy Minister, Treasury Board Secretariat	Deputy Minister, Ministry of Finance	Comptroller General, Office of the Comptroller General Treasury Board Secretariat	Assistant Deputy Minister and Provincial Controller, Treasury Board Secretariat

August 29, 2025	August 29, 2025	August 29, 2025	August 29, 2025

The Government of Ontario is responsible for the Consolidated Financial Statements and accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis. Those charged with governance are responsible for overseeing the Government of Ontario’s financial reporting process.

Original signed by	Original signed by

The Honourable Caroline Mulroney	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance

August 29, 2025	August 29, 2025

2	Financial Statement Discussion and Analysis, 2024–2025

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Financial Statement Discussion and Analysis, 2024–2025	3

4	Financial Statement Discussion and Analysis, 2024–2025

Highlights

2024–25 Financial Highlights ($ Billions)					Table 1
Consolidated Statement of Operations For the fiscal year ended March 31
				Change from
	2024 Budget[1]	2024–25 Actual	2023–24 Restated Actual[1]	2024 Budget	2023–24 Restated Actual

Total Revenue	208.2	226.2	209.0	17.9	17.2

Expense

Programs	200.6	212.1	195.2	11.5	16.9

Interest and Other Debt Servicing Charges	16.5	15.1	14.5	(1.3)	0.7

Total Expense	217.0	227.3	209.7	10.2	17.6

Reserve	1.0	–	–	(1.0)	–

Annual Deficit[2]	(9.8)	(1.1)	(0.7)	8.7	(0.4)

Consolidated Statement of Financial Position As at March 31

Financial Assets		144.2	142.3		1.9

Liabilities		571.2	552.1		19.1

Net Debt		(427.1)	(409.8)		(17.3)

Non-Financial Assets		180.0	163.7		16.3

Accumulated Deficit		(247.1)	(246.1)		(1.0)
Accumulated Deficit is Comprised of:

Accumulated Operating Deficit		(249.2)	(248.5)		(0.7)

Accumulated Remeasurement Gains		2.2	2.4		(0.2)

[1] Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2023–24 and the Budget are also restated to present interest and investment income separately from the interest and other debt servicing charges. The change in presentation of interest and investment income does not affect the Province’s annual deficit or accumulated deficit. Additionally, an accounting policy change regarding the calculation of accrued Corporations Tax revenue was restated for actual results for 2023–24 and the Budget. See Note 17 to the Consolidated Financial Statements.

[2]   2023–24 figure was restated to reflect the accounting policy change regarding the calculation of accrued Corporations Tax revenue, resulting in a $46 million decrease in Corporate Tax revenue and a restated annual deficit of $0.7 billion compared to the previously published deficit of $0.6 billion.

 Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2024–2025	5

Financial highlights

Change from 2023–24 Actuals

●

The Ontario government recorded a $1.1 billion deficit for the fiscal year ended March 31, 2025, compared to the previous year’s restated deficit of $0.7 billion. The $0.4 billion increase in annual deficit is mainly due to higher program expenses and higher interest and other debt servicing charges, partially offset by higher revenues (see Table 1 above).

●

Total revenues were $226.2 billion, which is $17.2 billion or 8.2 per cent higher than the previous year, largely due to increases in taxation revenues, transfers from the Government of Canada, revenues reported by ministries and the broader public sector, as well as one-time revenue from the tobacco legal settlement. See details on pages 9-10.

●	Total program expenses were $212.1 billion, which is $16.9 billion or 8.7 per cent higher than the previous year. Expenses are higher in the:

●

Health sector mainly to address growing demand for health care services, including for Ontario Health Insurance Plan and Ontario Public Drug Programs and operating costs for the delivery of health care;

●

Education sector mainly due to creating more affordable child care spaces through the continued implementation of the Canada-wide Early Learning and Child Care Agreement, increased school board spending resulting from a rise in third-party revenue and funding to support commitments consistent with labour agreements;

●	Postsecondary Education sector mainly due to higher college operating costs, higher uptake for student financial assistance, and to support investments in research and health human resources;

●

Children’s and Social Services sector mainly due to an increase in demand for Ontario Works, primarily resulting from an increase in the number of asylum seekers arriving in Ontario, as well as funding to support annual inflationary increases to the Ontario Disability Support Program and the Assistance for Children with Severe Disabilities Program, and investments in the Ontario Autism Program; and

●

Justice sector mainly due to initiatives to provide enhanced policing services across the province, including in First Nation communities, investments in correctional systems, public safety and transformation of court services delivery, as well as legal settlement costs.

●	Other sector mainly to support delivering a $200 taxpayer rebate for each eligible person, as well as higher spending across various programs such as broadband.

6	Financial Statement Discussion and Analysis, 2024–2025

●

Interest and other debt servicing charges were higher than the previous year by $0.7 billion, or 4.6 per cent, as a result of an increase in the total amount of debt outstanding. See details on page 21.

●

Non-financial assets increased by $16.3 billion from the previous year, mainly due to an increase of $16.1 billion in the net book value of Ontario’s capital assets, such as buildings, and transportation infrastructure.

●

Total infrastructure expenditure increased by $5.6 billion from the previous year. Increased investments include public transit, schools, correctional facilities, broadband and housing-enabling infrastructure. Ontario invested $24.5 billion in assets owned by the government and its consolidated entities, which reflect new capital investments and repairs to existing assets. The government also made $4.7 billion in transfers to non-consolidated partners and other infrastructure expenditures. See details on page 26.

●

Total liabilities increased by $19.1 billion and total financial assets increased by $1.9 billion, resulting in an increase of $17.3 billion or 4.2 per cent in net debt from the previous year (see details on page 27). The increase in liabilities is mainly due to an increase in debt. The increase in financial assets is mainly due to an increase in investments, investments in Government Business Enterprises (GBEs) and year-end derivative revaluations. The accumulated deficit increased by $1.0 billion, or 0.4 per cent, from the previous year, mainly as a result of the reported deficit of $1.1 billion and lower accumulated remeasurement gains of $2.2 billion.

Financial Statement Discussion and Analysis, 2024–2025	7

Change from the 2024 Budget

●

The Ontario government recorded a $1.1 billion deficit for the fiscal year ended March 31, 2025, compared to a forecasted deficit of $9.8 billion in the 2024 Budget, resulting from increases in taxation revenues and revenues reported by ministries and the broader public sector and lower interest and other debt servicing charges, partially offset by increases in program expenses due to higher demands and distribution of programs and services. (See Table 1).

●

Total revenues of $226.2 billion, were $17.9 billion or 8.6 per cent higher than planned in the 2024 Budget, primarily driven by stronger-than-expected revenues from ministries and consolidated government organizations, including the broader public sector; higher net income from GBEs; revenue from the court approved settlement between tobacco companies and their creditors, including Ontario; and increased taxation revenue based on updated tax assessment data for 2024 and prior years provided by the Canada Revenue Agency (CRA), which reflect stronger-than-expected economic growth in 2024. See details on page 11.

●	Total program expenses of $212.1 billion, were $11.5 billion or 5.8 per cent higher than in the 2024 Budget. Program expenses were higher in the:

●	Health sector mainly to address growing demand and costs for health services, including for the Ontario Health Insurance Plan, Ontario Public Drug Programs, hospitals and home and community care;

●	Education sector mainly due to school board funding to support commitments consistent with labour agreements;

●

Postsecondary Education sector mainly due to higher-than-forecasted college spending resulting from increased enrolment and associated operating costs, as well as higher-than-expected uptake for student financial assistance;

●	Children’s and Social Services sector mainly due to higher-than-expected demand for Ontario Works, primarily resulting from an increase in the number of asylum seekers arriving in Ontario; and

●	Justice sector mainly due to investments in policing, correctional systems and public safety, as well as legal settlement costs.

See details on page 18.

●

Interest and other debt servicing charges were lower than in the 2024 Budget by $1.3 billion, or 8.2 per cent, due to lower interest costs on debt outstanding, higher interest income from Ontario’s own investments, and an increase in interest capitalization by consolidated entities. See details on page 21.

8	Financial Statement Discussion and Analysis, 2024–2025

Analysis of 2024–25 Results

Revenue

Details of 2024–25 Actual Results ($ Billions)					Table 2
				Change from
	2024 Budget[1]	2024–25 Actual	2023–24 Restated Actual[1]	2024 Budget	2023–24 Restated Actual

Revenue

Personal Income Tax	51.9	55.7	50.8	3.8	4.9

Sales Tax	38.8	39.4	39.9	0.5	(0.5)

Corporations Tax	24.9	27.8	23.1	2.8	4.7

Employer Health Tax	8.7	9.1	8.6	0.3	0.5

Education Property Tax	5.8	5.9	5.8	0.1	0.1

Ontario Health Premium	5.0	5.2	5.0	0.2	0.2

Gasoline and Fuel Tax	2.6	2.2	2.1	(0.3)	0.1

Other Taxes	6.9	6.3	6.5	(0.6)	(0.3)

Total Taxation Revenue	144.7	151.5	141.8	6.8	9.7

Transfers from Government of Canada	36.3	36.6	34.3	0.4	2.3

Fees, Donations and Other Revenues from Broader Public Sector Organizations	10.2	14.7	13.1	4.5	1.6

Income from Investment in Government Business Enterprises	6.8	7.5	7.4	0.7	0.1

Interest and Investment Income	2.6	2.8	3.1	0.2	(0.3)

Other Non-Tax Revenue	7.7	13.1	9.2	5.3	3.8

Total Revenue	208.2	226.2	209.0	17.9	17.2

[1]  Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2023–24 and the Budget are also restated to present interest and investment income separately from the interest and other debt servicing charges. The change in presentation of interest and investment income does not affect the Province’s annual deficit or accumulated deficit. Additionally, an accounting policy change regarding the calculation of accrued Corporations Tax revenue was restated for actual results for 2023–24 and the Budget. See Note 17 to the Consolidated Financial Statements.

 Note:Numbers may not add due to rounding.

Change from 2023–24 Actuals

Total revenues for 2024–25 increased by $17.2 billion or 8.2 per cent from the previous year.

●

Taxation revenue increased by $9.7 billion or 6.8 per cent in 2024–25, supported by strong nominal Gross Domestic Product (GDP) growth of 5.3 per cent in 2024. The change in taxation revenue primarily reflects growth in reported Personal Income Tax (PIT) and Corporations Tax (CT).

●

Transfers from Government of Canada increased by $2.3 billion or 6.7 per cent in 2024–25, mostly reflecting higher transfers from major federal funding programs, including Canada Health Transfer, Canada Social Transfer, Equalization, and support for Canada-wide Early Learning and Child Care, Shared Health Priorities and Infrastructure Programs.

Financial Statement Discussion and Analysis, 2024–2025	9

●

Fees, donations and other revenues from broader public sector organizations (BPS) increased by $1.6 billion or 12.5 per cent in 2024–25, mainly due to higher third-party revenue from hospitals reflecting higher revenue from fees, ancillary services, donations, research grants, and other miscellaneous revenues.

●

Income from Government Business Enterprises increased by 0.5 per cent in 2024–25. This performance was primarily driven by higher net income from Ontario Power Generation (OPG), Hydro One Ltd. (HOL), iGaming Ontario (iGO), and the Ontario Cannabis Retail Corporation (OCRC). These gains were largely offset by a decline in net income from the Liquor Control Board of Ontario (LCBO) and the Ontario Lottery and Gaming Corporation (OLG).

●	Interest and investment income decreased by $0.3 billion or 9.7 per cent, mainly due to lower interest rates compared to last year.

●	Other non-tax revenue increased by $3.8 billion or 41.2 per cent in 2024–25, mainly due to one-time revenue from the tobacco legal settlement and higher recoveries of prior-year expenditures.

2024–25 Revenue by Source ($226.2 billion)

Chart 1

Interest and investment income, 1.2%
Education property tax, 2.6%
Other taxes, 10.1%
Other non-tax revenue, 5.8%
Income from government business enterprises, 3.3%
Federal transfers, 16.2%
Corporations tax, 12.3%
Sales tax, 17.4%
Personal income tax, 24.6%
Fees, donations and other revenues from BPS, 6.5%

Note: Percentages may not add to 100 per cent due to rounding.

10	Financial Statement Discussion and Analysis, 2024–2025

Change from the 2024 Budget

Revenues for 2024–25 were $17.9 billion or 8.6 per cent higher than expected in the 2024 Budget.

●

Taxation revenues were $6.8 billion or 4.7 per cent higher than forecasted in the 2024 Budget, mainly due to stronger-than-expected CT, PIT, and the Ontario Health Premium (OHP), based on updated tax assessment data for 2024 and prior years from the CRA. Also contributing to higher revenues was Sales Tax, reflecting upward revisions to official federal HST entitlement estimates.

●

Transfers from the Government of Canada were $0.4 billion or 1.1 per cent higher, mainly due to higher transfers to the hospital sector and the signing of several new agreements, such as the National Strategy for Drugs for Rare Diseases. This was partially offset by the reprofiling of funding under the Canada-wide Early Learning and Child Care Agreement.

●

Fees, donations, and other revenues from BPS were $4.5 billion or 43.6 per cent higher, mainly due to higher-than-expected third-party revenue from BPS hospitals and colleges. For hospitals, the increase reflects stronger revenue from fees, ancillary services, donations, research grants, and other miscellaneous sources. Colleges reported higher third-party revenue largely due to higher-than-expected international student enrollment. This was supported by the federal government’s continued issuance of visas to existing cohorts of international students from prior years, enabling them to advance through their multi-year academic programs.

●

Income from GBEs was $0.7 billion or 10.0 per cent higher, mainly reflecting higher-than-expected net income from OPG, iGO, HOL and the OCRC. This was partially offset by lower net income from the OLG and the LCBO.

●	Interest and investment income increased by $0.2 billion or 9.2 per cent, mainly due to higher than forecast interest revenue reported by consolidated entities, particularly hospitals and colleges.

●

Other non-tax revenues increased by $5.3 billion or 69.0 per cent mainly reflecting revenue reported in 2024–25 from the court approved settlement between tobacco companies and their creditors, including Ontario, higher recoveries of prior-year expenditures, and higher-than-expected revenue from fees, licences, permits, and other miscellaneous revenues reported by ministries and consolidated government organizations.

Financial Statement Discussion and Analysis, 2024–2025	11

Revenue trend

Chart 2 shows the recent trends in revenue for Ontario’s major revenue sources.

Revenue by Source — 5-Year Comparison

Chart 2

$ Billions
240
220
200
180
160
140
120
100
80
60
40
20
0
165.7
0.8
7.4
7.8
5.0
33.9
110.9
185.8
0.7
6.7
9.7
6.4
30.6
131.7
194.4
1.5
7.5
11.5
6.1
31.3
136.5
209.0
3.1
9.2
13.1
7.4
34.3
141.8
226.2
2.8
13.1
14.7
7.5
36.6
151.5
2020–21
2021–22
2022–23
2023–24
2024-25
Taxation
Federal transfers
Income from GBEs1
BPS
Other
Interest and investment income

[1] Government Business Enterprises (Hydro One Limited, Liquor Control Board of Ontario, Ontario Lottery and Gaming Corporation, Ontario Power Generation Inc., iGaming Ontario, and Ontario Cannabis Retail Corporation).

Note: Provincial revenue from Hydro One Limited's net income is proportional to Ontario's ownership share.

Taxation revenue

Between 2020–21 and 2024–25 taxation revenue grew at an average annual rate of 8.1 per cent, higher than the average annual rate of nominal GDP growth of 7.7 per cent.

Although economic growth and taxation revenue growth are closely linked, the relationship is affected by several factors, including but not limited to:

●

Growth in some revenue sources, such as Corporations Tax and Mining Tax, which can diverge significantly from economic growth in any given year due to the inherent volatility of business profits as well as the use of tax provisions, such as the option to carry losses forward or backward;

●	The impact of housing completions and resales on HST and Land Transfer Tax revenue, which is proportionately greater than their contribution to GDP; and

12	Financial Statement Discussion and Analysis, 2024–2025

●	Changes in volume-based gasoline and fuel taxes which are more closely aligned to growth in real GDP as opposed to nominal GDP since these revenue sources are not directly influenced by price changes.

Federal government transfers

Between 2020–21 and 2024–25, Government of Canada transfers grew at an annual average rate of 1.9 per cent. This reflects existing federal-provincial funding arrangements and formulas. These include major federal transfers such as Canada Health Transfer, Canada Social Transfer and Equalization. There are also a number of federal transfers to the Province which are largely program-specific, such as Canada-wide Early Learning and Child Care, Shared Health Priorities, Infrastructure and Labour Market Development. Some transfers are ongoing while others are time-limited.

Fees, donations and other revenues from BPS

Between 2020–21 and 2024–25 revenue from BPS increased at an average annual rate of 17.2 per cent. This increase mainly reflects lower third-party revenues in 2020–21 attributable to the impact of the COVID-19 pandemic.

Income from Investment in Government Business Enterprises

Income from GBEs includes OPG, HOL, LCBO, OLG, OCRC and iGO.

Between 2020–21 and 2024–25, income from GBEs increased at an annual average rate of 10.5 percent.

Interest and investment income

Interest and investment income refers to all interest and investment income earned from third parties.

Interest and investment income increased at an annual average rate of 38.1 per cent between 2020–21 and 2024–25.

Other non-tax revenues

Other non-tax revenues are generated from a variety of sources, including the sale and rental of goods and services; fees, licences, and permits; reimbursements for provincial expenditures related to specific service delivery; royalties from the use of Crown resources; and recoveries from power supply contracts.

●

Other non-tax revenues increased at an annual average rate of 15.4 per cent between 2020–21 and 2024–25. This increase reflects revenue in 2024–25 from the court approved settlement between tobacco companies and their creditors, including Ontario, as well as lower revenues in 2020–21 attributable to the impact of the COVID-19 pandemic.

Financial Statement Discussion and Analysis, 2024–2025	13

Expense

Details of 2024–25 Actual Results ($ Billions)					Table 3
				Change from
	2024 Budget[1,2]	2024–25 Actual	2023–24 Restated Actual[2]	2024 Budget	2023–24 Restated Actual

Expense

Health sector	85.0	91.6	85.5	6.7	6.2

Education sector[1]	37.6	38.4	37.2	0.8	1.2

Postsecondary education sector	12.2	14.1	13.2	2.0	0.9

Children’s and social services sector	19.9	20.7	19.4	0.8	1.3

Justice sector	5.9	7.2	6.0	1.3	1.2

Other programs	40.0	40.0	33.9	–	6.1

Total Program Expense	200.6	212.1	195.2	11.5	16.9

Interest and Other Debt Servicing Charges	16.5	15.1	14.5	(1.3)	0.7

Total Expense	217.0	227.3	209.7	10.2	17.6

Reserve	1.0	–	–	(1.0)	–

[1]  Ontario Teachers’ Pension Plan impact is included in Other programs to align with the presentation in Table 3.8 of the 2024 Budget. In the Consolidated Financial Statements, this item appears under the Education sector. Schedule 4 to the Consolidated Financial Statements provides details.

[2]  Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2023–24 and the Budget are also restated to present interest and investment income separately from the interest and other debt servicing charges. The change in presentation of interest and investment Income does not affect the Province’s annual deficit or accumulated deficit. See Note 17 to the Consolidated Financial Statements.

 Note: Numbers may not add due to rounding.

Change from 2023–24 Actuals

Total program expenses for 2024–25 increased by $16.9 billion or 8.7 per cent, from $195.2 billion in the previous fiscal year to $212.1 billion.

●

Health sector expense increased by $6.2 billion or 7.2 per cent over the previous fiscal year, mainly due to increased spending in base health sector programs to meet growing demand of Ontarians. Key health sector investments included:

●

$2.8 billion in additional funding, primarily to support increased utilization of health care services in response to Ontario’s growing population, including increased costs and spending on physician services;

●	$1.0 billion in higher spending by hospitals driven by program growth, the expansion of service delivery capacity, and increased demand for services;

●	$0.8 billion in additional funding for hospitals to respond to Ontario’s aging and growing population;

14	Financial Statement Discussion and Analysis, 2024–2025

●

$0.5 billion in additional funding, primarily to support increased utilization of the Ontario Public Drug Programs, including expanding access to new drugs by introducing new drugs onto the drug formularies;

●	$0.5 billion in additional funding, for health sector programs, including primary care teams, medical training and education, and supports to health human resources; and

●

$0.7 billion in additional Long-Term Care Staffing Plan investments to improve average direct hours of care for long-term care residents and support training and education programs in the long-term care sector.

●

Education sector expenses increased by $1.2 billion or 3.3 per cent over the previous fiscal year. This is mainly due to the continued implementation of the Canada-wide Early Learning and Child Care Agreement that reduces average out-of-pocket child care fees, increased school board spending resulting from a rise in third-party revenue from sources such as fundraising and community use of schools, and funding to support commitments consistent with labour agreements.

●

Postsecondary education sector expenses increased by $0.9 billion or 6.9 per cent over the previous fiscal year. This is mainly due to higher college operating costs, the introduction of the new Postsecondary Education Sustainability Fund in 2024–25, to help sustain the sector, higher uptake for student financial assistance, and to support investments in research and health human resources.

●

Children’s and social services sector expenses increased by $1.3 billion or 6.8 per cent over the previous fiscal year, primarily due to investments to improve access to services such as the Ontario Autism Program, as well as an increase in demand for Ontario Works, mainly resulting from an increase in the number of asylum seekers, and funding to support annual inflationary increases for the Ontario Disability Support Program and the Assistance for Children with Severe Disabilities Program.

●

Justice sector expenses increased by $1.2 billion or 19.7 per cent over the previous fiscal year. This is mainly due to investments in essential service delivery and infrastructure for public safety, including First Nations policing, the Ontario Provincial Police, courts, corrections, fire protection services and police air support, as well as legal settlement costs.

●	Other programs expenses increased by $6.1 billion or 18.0 per cent over the previous fiscal year, mostly reflecting:

●	$3 billion increase to support a $200 taxpayer rebate to each eligible person;

●	$0.8 billion increase due to legal settlement costs related to ongoing claims by Indigenous communities;

●	$0.8 billion increase primarily due to investments in the Broadband and Cellular Infrastructure, and housing-enabling infrastructure;

Financial Statement Discussion and Analysis, 2024–2025	15

●	$0.5 billion increase in energy-related expenses, primarily due to higher costs to deliver the suite of electricity price mitigation programs; and

●	$0.4 billion increase in support for strategic economic development investments.

See Chart 3 for details of program expenses by sector.

2024–25 Program Expense by Sector ($212.1 billion)

Chart 3

Other programs[1], 18.9%
Justice, 3.4%
Children's and social services, 9.8%
Postsecondary education, 6.7%
Education[1], 18.1%
Health, 43.2%

Note: Percentages may not add to 100 per cent due to rounding.

16	Financial Statement Discussion and Analysis, 2024–2025

Chart 4 shows spending by type of expense. Government spending related to salaries and benefits includes those expenses for organizations consolidated as part of the government reporting entity, including hospitals, school boards, colleges and children’s aid societies, as well as the Ontario Public Service.

2024–25 Spending by Type of Expense ($227.3 billion)

Chart 4

Transfers[1], 40.7%
Operating costs, 17.5%
Interest and other debt servicing charges, 6.7%
Other, 1.6%
Salaries and benefits[1], 33.5%

[1] Compensation-related costs for non-consolidated entities (e.g., municipalities, universities) and payments to doctors for physician services are included in Transfers.

Note: Percentages may not add to 100 per cent due to rounding.

The expense labelled “Transfers” in Chart 4 reflects payments to a variety of service providers that support the delivery of public services. These third-party funding recipients consist of health care professionals including physicians, social service agencies, universities, child care providers and municipalities. As service providers, a large share of the spending of these third parties typically goes to salaries and benefits, i.e., compensation-related costs. Transfers do not include transfers to hospitals, school boards, colleges, and children’s aid societies — these are reflected in expense types such as operating costs and salaries and benefits, as reported by the organizations.

Financial Statement Discussion and Analysis, 2024–2025	17

Change from the 2024 Budget

Total program spending for 2024–25 was $212.1 billion, which is $11.5 billion or 5.8 per cent higher than in the 2024 Budget. Changes in program spending were primarily attributed to the following factors:

●

Health sector expense was $6.7 billion or 7.9 per cent above plan, mainly to address pressures related to compensation costs for the delivery of health care, and to address growing demand for other health services, such as utilization-driven programs like the Ontario Health Insurance Plan and the Ontario Drug Benefit Program. This also includes additional funding to support operating costs for hospitals and home and community care. This variance also reflects a decrease in Long-Term Care, primarily from lower than expected operational costs due to bed count changes, and reduced development spending due to updated timelines and construction schedules for development and redevelopment projects.

●	Education sector expense was $0.8 billion or 2.0 per cent above plan, primarily due to funding to support commitments consistent with labour agreements.

●

Postsecondary education sector expense was $2.0 billion or 16.1 per cent above plan, mainly due to higher-than-forecasted college spending resulting from increased enrolment and associated operating costs, as well as higher-than-expected uptake for student financial assistance.

●

Children’s and social services sector expense was $0.8 billion or 4.1 per cent above plan, primarily because of higher-than-expected demand for Ontario Works, due to an increase in the number of asylum seekers arriving in Ontario, and increased funding to address operational costs for organizations that support vulnerable populations.

●

Justice sector expense was $1.3 billion or 22.9 per cent above plan, primarily due to investments in essential service delivery, including First Nations policing, the Ontario Provincial Police, courts, corrections, animal welfare services, coroner and forensic pathology services and police air support, as well as legal settlement costs.

●	Other programs expense was consistent with plan, mainly due to the following factors:

●	$3 billion increase to support a $200 taxpayer rebate for each eligible person; and

●	$0.8 billion increase due to legal settlement costs related to ongoing claims by Indigenous communities.

Partially offset by:

●	$1.5 billion decrease in contingency funds that were used during the fiscal year to fund program expenses in the various sectors for emerging needs and unforeseen events;

●	$1.3 billion decrease, primarily due to updated construction schedules for programs such as the Broadband and Cellular Infrastructure Program and Transit-Oriented Communities; and

●	$1 billion decrease due to delays in strategic economic development projects and industrial land development.

18	Financial Statement Discussion and Analysis, 2024–2025

Expense trend

Chart 5 shows the recent trends in spending for major program areas.

Expense by Sector — 5-Year Comparison

Chart 5

$ Billions
100
90
80
70
60
50
40
30
20
10
0
Health
Education 1
Postsecondary Education
Children's and Social Services
Justice
Other Programs 1
Interest and Other Debt Servicing Charges
2020–21
2021–22
2022–23
2023–24
2024-25

●	Health sector expense increased from $69.5 billion in 2020–21 to $91.6 billion in 2024–25, or on average by 7.2 per cent per year. The increase includes:

●	Support for Ontario hospitals to scale up capacity and better meet patient needs to provide greater access to high-quality care;

●	Investments to address growing demand for health services, including increased use of new drug therapies and higher demand for Ontario drug programs, as well as more physician visits;

●	Additional funding to improve and transform home and community care services and improved access to mental health and addictions services;

●	Funding for health human resources to strengthen the existing workforce and support the recruitment and retention of health care providers; and

Financial Statement Discussion and Analysis, 2024–2025	19

●

Support for long-term care homes through increased investments in the Long-Term Care Staffing Plan, operating funding and the Construction Funding Subsidy Top-Up to address sector waitlists and advance construction of new and redeveloped beds.

●	Education sector expense increased from $31.3 billion in 2020–21 to $38.4 billion in 2024–25, or on average by 5.2 per cent per year. The increase is mainly due to:

●	Implementing the Canada-wide Early Learning and Child Care system;

●	Building, expanding and renewing schools to foster safe, healthy, accessible and supportive learning environments; and

●	Providing funding to support enrolment growth and commitments consistent with labour agreements.

●

Postsecondary education sector expense increased from $9.8 billion in 2020–21 to $14.1 billion in 2024–25, or on average by 9.5 per cent per year. This increase is primarily driven by higher college spending resulting from increased enrolment and associated operating costs. It also reflects greater investment in capital grants aimed at helping colleges and universities modernize their infrastructure through technology upgrades and essential repairs, higher uptake for student financial assistance and increased spending on research infrastructure. In addition, the new Postsecondary Education Sustainability Fund was introduced in 2024–25.

●	Children’s and social services sector expense increased from $17.4 billion in 2020–21 to $20.7 billion in 2024–25, or on average by 4.5 per cent per year. This increase primarily reflects:

●	Higher social assistance funding to address demand;

●	Increases to the monthly core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities Program; and

●	Investments to support client needs in the Ontario Autism Program and Developmental Services program.

●

Justice sector expense increased from $4.8 billion in 2020–21 to $7.2 billion in 2024–25, or on average by 11.0 per cent per year. The increase is primarily due to investments in essential service delivery including First Nations policing, the Ontario Provincial Police, courts, corrections, fire protection services and police air support, as well as legal settlement costs.

●	Other programs expenses increased from $36.3 billion in 2020–21 to $40.0 billion in 2024–25, or on average by 2.5 per cent per year. The increase is primarily due to:

●	Legal settlement costs related to ongoing claims by Indigenous communities; and

●	Higher investments to support municipal community infrastructure and Broadband and Cellular Infrastructure.

20	Financial Statement Discussion and Analysis, 2024–2025

Interest and Other Debt Servicing Charges

Interest and other debt servicing charges expense increased from $14.5 billion in 2023–24 to $15.1 billion in 2024–25 as a result of an increase in the total amount of debt outstanding.

Interest and other debt servicing charges expense was $1.3 billion below plan from the 2024 Budget in 2024–25, due to lower interest costs on general debt, higher interest income from Ontario’s own investments, and an increase in interest capitalization by consolidated entities.

Chart 6 shows that the ratio of Net Interest-to-Operating Revenue has fallen for Ontario over the period between 2020–21 to 2024–25, from a high of 7.5 per cent in 2020–21 to the current level of 5.5 per cent.

Net Interest-to-Operating Revenue[1] — 5-Year Trend

Chart 6

8.0%
7.5%
7.0%
6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
7.5%
6.8%
6.4%
5.5%
5.5%
2020-21
2021-22
2022-23
2023-24
2024-25

[1] As a result of the change in presentation of interest costs, the "Interest on Debt-to-Revenue" debt sustainability measure has been renamed to "Net interest-to-Operating revenue." Net interest represents interest and other debt servicing charges net of interest and investment income. Operating Revenue is calculated as Total revenue net of interest and investment income.

Financial Statement Discussion and Analysis, 2024–2025	21

Statement of financial position analysis

Financial assets

Financial Assets ($ Billions)					Table 4

	2024–25 Actual	% of Total	2023–24 Restated Actual[1]	% of Total	Variance Increase (Decrease)

Cash and cash equivalents	33.9	23.5%	41.5	29.2%	(7.6)

Portfolio investments	32.3	22.4%	25.9	18.2%	6.4

Accounts receivable	22.8	15.8%	24.2	17.0%	(1.4)

Loans receivable	12.1	8.4%	11.9	8.4%	0.2

Derivative assets	6.1	4.2%	4.5	3.2%	1.6

Other assets	1.0	0.7%	1.1	0.8%	(0.1)

Investment in Government Business Enterprises	36.0	25.0%	33.2	23.3%	2.8

Total Financial Assets	144.2	100%	142.3	100%	1.9

[1]  Comparatives on prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2023–24 are also restated to reflect an accounting policy change regarding the calculation of accrued Corporations Tax revenue, including the impact to Accounts receivable. See Note 17 to the Consolidated Financial Statements.

 Note: Numbers may not add due to rounding.

Financial assets consist of items that include cash and cash equivalents and portfolio investments that are available to the government to meet its expenditure needs; accounts and loans receivable, which are amounts it expects to receive from third parties; and other items including derivative assets and investment in GBEs.

Total financial assets increased by $1.9 billion in 2024–25 over the prior fiscal year. The increase was attributable to a (see Table 4):

●	$6.4 billion increase in portfolio investments, mainly due to new investments by the Province and hospitals; and

●	$2.8 billion increase in investment in GBEs, mainly due to the net income increase from Ontario Power Generation.

●	$1.6 billion increase in derivative assets, mainly driven by the year-end revaluation of existing contracts.

These increases in 2024–25 are partially offset by:

●	$7.6 billion lower in cash and cash equivalents primarily due to purchases of new portfolio investments and capital assets acquisitions by hospitals.

●	$1.4 billion lower in Account Receivable primarily due to decrease in Harmonized Sales Tax and Personal Income Tax receivables, partially offset by the recognition of Tobacco claim payments.

22	Financial Statement Discussion and Analysis, 2024–2025

Chart 7 shows the recent trends in financial assets for the government.

Financial Assets — 5-Year Comparison

Chart 7

$ Billions
45
40
35
30
25
20
15
10
5
0
Cash and Cash Equivalents
Portfolio Investments
Accounts Receivable
Loans Receivable
Derivative Assets
Other Assets
Investment in GBEs¹
2020–21
2021–22
2022–23
2023–24
2024-25

[1] Government Business Enterprises (Hydro One Limited, Liquor Control Board of Ontario, Ontario Lottery and Gaming Corporation, Ontario Power Generation Inc., iGaming Ontario, and Ontario Cannabis Retail Corporation).

The level of financial assets, including cash, accounts receivable and portfolio investments tends to be more variable, since these assets year-over-year often reflect specific circumstances at the fiscal year-end such as pre-borrowing for the following period’s needs.

Total investment in GBEs has increased relatively steadily since 2020–21. The net increases were mainly due to the increases in net assets in GBEs, including Ontario Power Generation net income and investment earnings from the Ontario Nuclear Funds for nuclear waste management and decommissioning.

Financial Statement Discussion and Analysis, 2024–2025	23

Tangible capital assets

The government is responsible for a large portfolio of non-financial assets, which is almost entirely made up of tangible capital assets.

Tangible capital assets owned by the government and its consolidated entities represent the largest component of Ontario’s infrastructure investments. These assets include those it owns directly, such as provincial highways, transit systems, as well as the assets of hospitals, school boards, colleges, children’s aid societies, and agencies that are consolidated in its financial statements. The assets of GBEs are reflected in Ontario’s statement of financial position as an investment in GBEs under financial assets.

The reported net book value of Ontario’s tangible capital assets was $177.8 billion in 2024–25, increasing by $16.1 billion, or 10.0 per cent over the prior fiscal year. Buildings, including hospitals, schools and college facilities, make up the single largest share at $78.2 billion in aggregate. The total on the balance sheet also includes assets under construction, some of which are being built using the public private partnership (P3) model, in which the private sector finances the assets during construction. The impacts of P3s on balance sheet liabilities are discussed in the Other Long-Term Financing section.

Growth in the net book value of capital assets has averaged 7.6 per cent annually over the period between 2020–21 and 2024–25. Most of the growth has been in new and rehabilitated buildings within the province, transportation infrastructure including provincial highways and bridges, and the provincial transit network owned by Metrolinx, an agency of the government.

24	Financial Statement Discussion and Analysis, 2024–2025

See Chart 8 for the recent trends in the net book value of provincial tangible capital assets by sector.

Trends in the Net Book Value of Provincial Tangible Capital Assets — 5-Year Comparison

Chart 8

$ Billions
100
90
80
70
60
50
40
30
20
10
0
Transportation and Transit
Health
Education
Postsecondary Education
Other
2020–21
2021–22
2022–23
2023–24
2024-25

Financial Statement Discussion and Analysis, 2024–2025	25

Infrastructure expenditures

Ontario’s infrastructure spending in 2024–25 was $29.2 billion (see Table 5). This includes $24.5 billion invested in assets owned by the government and its consolidated entities as discussed in the Tangible Capital Assets section, and $4.7 billion provided for capital investment to non-consolidated partners such as universities and municipalities as well as other infrastructure expenditures.

Total infrastructure spending in 2024–25 was $5.6 billion higher than the previous year, with increased expenditures across all sectors, excluding the Postsecondary Education sector. Increased investments include health infrastructure, public transit, schools, correctional facilities, broadband and housing-enabling infrastructure, partially offset by decreased spending in the Postsecondary Education sector.

The 2024–25 total is in line with the $29.2 billion set out in the 2024 Budget, reflecting increases in the Transportation, Education, and Health sectors offset by decreases in the Postsecondary Education and Other sectors.

Infrastructure expenditures, 2024–25 ($ Billions)				Table 5

Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures	2024 Budget Total Infrastructure Expenditures

Transportation and transit	14.3	1.2	15.5	14.8

Health	4.0	0.4	4.4	3.9

Education	3.7	0.2	3.9	3.4

Postsecondary education	0.7	0.2	0.9	1.0

Other sectors[3]	1.8	2.8	4.6	6.2

Totals[4,5]	24.5	4.7	29.2	29.2

[1]	Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.
[2]	Mainly transfers for capital purposes to municipalities and universities and expenditure for capital repairs.
[3]	Includes social and justice sectors, high-speed internet, government administration, natural resources, and the culture and tourism industries.
[4]	Includes other partner funding which refers to third-party investments primarily in consolidated entities such as hospitals, colleges, school boards and children’s aid societies.
[5]	Includes federal and municipal contributions to provincial infrastructure investments.

 Note: Numbers may not add due to rounding.

26	Financial Statement Discussion and Analysis, 2024–2025

Liabilities

Ontario’s liabilities consist of debt and other financial obligations, including accounts payable and the estimated cost of future payments, including pensions and other employee future benefits liability. See Table 6.

Liabilities ($ Billions)					Table 6

	2024–25 Actual	% of Total	2023–24 Actual	% of Total	Variance Increase (Decrease)

Accounts payable and accrued liabilities	44.9	7.9%	48.9	8.9%	(4.0)

Debt	462.0	80.9%	437.6	79.3%	24.4

Other long-term financing	19.2	3.4%	18.0	3.3%	1.2

Deferred revenue and capital contributions	16.7	2.9%	17.4	3.2%	(0.7)

Pensions and other employee future benefits liability	13.7	2.4%	13.8	2.5%	(0.1)

Derivative liabilities	5.2	0.9%	6.9	1.3%	(1.7)

Other liabilities	9.4	1.6%	9.4	1.7%	–

Total Liabilities	571.2	100.0%	552.0	100.0%	19.1

 Note: Numbers may not add due to rounding.

Debt

Debt makes up the largest share of liabilities. From 2023–24 to 2024–25, debt increased by $24.4 billion to $462.0 billion at fiscal year-end, primarily to finance the deficit which has increased to support investments in critical public services such as health care, education and infrastructure.

Table 7 summarizes the government’s financing in 2024–25.

Use of new financing by Ontario, 2024–25 ($ Billions)	Table 7

Operating deficit and other transactions[1]	(0.8)

Investment in capital assets owned by the government and its consolidated organizations, including hospitals, school boards, colleges and children’s aid societies[2]	23.1

Decrease in the government’s cash and investments funded by cash holdings[3]	(1.2)

21.1

Decrease in other long-term financing, Tangible Capital Assets financed by Public Private Partnership (P3)[4]	3.3

Net new financing	24.4

[1]	Increase in cash from a net increase of $1.9 billion in changes to assets and liabilities and an operating deficit of $1.1 billion. See the Consolidated Statement of Cash Flow.
[2]	New Tangible Capital Asset investments of $23.2 billion less proceeds of $0.1 billion from the sale of tangible capital assets.
[3]	Decrease in cash due to investment purchases in excess of retirement of $6.4 billion and spend of cash reserve of $7.6 billion.
[4]	Including net increase in financing of capital projects through Public Private Partnership (P3). See Note 4 to the Consolidated Financial Statements.

 Note: Numbers may not add due to rounding.

The government completed an annual borrowing program of $49.5 billion in 2024–25, compared to the $42.6 billion borrowed in 2023–24.

Financial Statement Discussion and Analysis, 2024–2025	27

Other long-term financing

This category includes obligations to finance construction of public assets including those procured through the P3 model and total debt of BPS. All assets that are owned by the Ontario government and its consolidated entities, and the associated financing liabilities, are reflected on Ontario’s balance sheet during construction and as the liabilities are incurred. For information on asset investments, see the Tangible Capital Assets section.

Other types of liabilities

Other types of liabilities include accounts payable, pensions and other employee future benefits, unspent transfers received from the federal government representing deferred revenues, derivative liabilities, and other liabilities.

Chart 9 shows the recent trends in liabilities for Ontario. This trend over the period between 2020–21 and 2024–25 shows public debt rising, mainly to fund capital investments and the annual deficits. Other types of liabilities, including accounts payable and deferred revenue, tend to be more variable since they often reflect specific circumstances at the fiscal year-end, such as accrued liabilities for goods and services.

Liabilities — 5-Year Trend

Chart 9

$ Billions
600
550
500
450
400
350
300
250
200
150
100
50
0
490.4
69.3
16.8
404.3
513.3
69.4
18.0
425.9
533.7
94.1
17.8
421.8
552.0
96.4
18.0
437.6
571.2
90.0
19.2
462.0
2020–21
2021–22
2022–23
2023–24
2024–25
Debt
Other long-term financing
Other types of liabilities

28	Financial Statement Discussion and Analysis, 2024–2025

Risks and risk management

Ontario’s financial results and financial reporting are subject to various risks and uncertainties over which the Provincial government may have limited or no control.

A majority of Ontario’s taxation revenue is administered and collected by the federal government through various tax collection agreements. Actual tax assessments from the Canada Revenue Agency for the current tax year and prior years are provided to the Ontario Ministry of Finance well after the tax year has ended. In the absence of actual tax data from the federal government, the Ministry of Finance uses economic driven models to produce the forecasts for federally administered taxes. Ontario manages risks to the revenue forecast by consulting with private-sector economists to inform the government’s planning assumptions. For prudent fiscal planning, the Ontario Ministry of Finance’s GDP growth projections are typically set slightly below the average private-sector forecast. Ontario’s revenues rely heavily on the level and pace of economic activity in the province.

The ongoing monitoring of revenues allows the government to assess potential risks to its finances. Collaboration with the Canada Revenue Agency, which administers approximately 80 per cent of Ontario’s taxation revenues, is essential to achieving this. As well, Ontario continues to explore ways to enhance its tax revenue forecasting and monitoring.

There are also risks arising from other sources of revenue, such as federal transfers and income from GBEs. Since these represent a smaller share of total revenue compared to larger revenue sources such as tax revenue — the risks they present are relatively less material to the fiscal plan. In addition, these risks are difficult to predict and quantify; for example, federal transfers are subject to federal policy changes while GBE net incomes are subject to regulatory decisions and market conditions. Note 1 to the Consolidated Financial Statements provides additional details on measurement of uncertainty.

Additionally, given the current pace of change and the interconnected nature of the external and emerging risk environment, the Province needs to consider potential threats and opportunities as it sets priorities. Areas like artificial intelligence, geopolitical and economic stability (e.g., tariffs and trade), cybersecurity, infrastructure, supply chain management and the changing workforce create a dynamic environment that may introduce or amplify existing risks to government and require targeted responses and mitigation to support the government’s ability to achieve its priorities.

To address these challenges, critical investments and additional expenditures enabled the provision of services and the delivery of programs. This included the development of policies and changes to existing programs as well as a continued focus on modernizing government services to support economic development, enable digital transformation, and address key infrastructure needs.

Financial Statement Discussion and Analysis, 2024–2025	29

Other risk management tools the government utilized include contingency funds to address risks that materialized. In the 2024 Budget, the government committed a total of $1.5 billion ($1.4 billion for operating and $0.1 billion for capital) for the standard contingency fund. After the release of the 2024 Budget, an additional top-up of $0.9 billion to the standard contingency fund was made to support the implementation of initiatives announced as part of the 2024 Ontario Economic Outlook and Fiscal Review. Funds from the standard contingency fund were used to support initiatives such as:

●	Ontario Public Service compensation costs;

●	The Beer Store, to support a stable transition to a more open and convenient alcohol beverage marketplace; and

●	Social assistance, primarily to meet higher-than-expected demand for Ontario Works.

As required under the Fiscal Sustainability, Transparency and Accountability Act, 2019, a reserve is included in the projected surplus/deficit each year to guard against unforeseen revenue and expense changes that could have a negative impact on the government’s fiscal performance. The 2024 Budget included a $1.0 billion reserve for 2024–25. Excluding this reserve, the projected deficit for 2024–25 in the 2024 Budget was $8.8 billion.

Provisions for losses that are likely to occur as a result of contingent liabilities, such as ongoing litigation and land claims, and that can be reasonably estimated, are expensed and reported as liabilities. Note 1 to the Consolidated Financial Statements provides further details.

Note 3 to the Consolidated Financial Statements explains the government’s risk management strategies, which are intended to ensure that exposure to borrowing-related risk is managed in a prudent and cost-effective manner.

Changes in Canadian generally accepted accounting principles (GAAP) for the public sector issued by the Public Sector Accounting Board (PSAB) can have an impact on Ontario’s budgets, estimates and actual results. The Office of the Comptroller General, Treasury Board Secretariat actively monitors proposed changes and provides input to standard setters to support the development of standards that support sound public policy decision-making, transparency and accountability in reporting.

30	Financial Statement Discussion and Analysis, 2024–2025

Key Financial Ratios

In this section of the Annual Report, the use of key measures of financial position will be used to assess Ontario’s financial position. The levels and trends of these measures indicate the impacts of economic and other events on the Ontario government’s finances. The ratio and level of each over the past five fiscal years are outlined in Table 8.

Key Financial Ratios						Table 8
For the fiscal year ended March 31
		2020–21	2021–22	2022–23	2023–24	2024–25
Sustainability	Net Debt-to-GDP (%)	42.6%	39.5%	37.7%	36.6%	36.2%
	Net Debt-to-Operating Revenue (%)	225.8%	206.8%	207.3%	199.0%	191.2%
	Net Debt per Capita ($)	$25,234	$25,794	$26,405	$26,228	$26,485
Flexibility	Net Interest-to-Operating Revenue (%)	7.5%	6.8%	6.4%	5.5%	5.5%
	Own-Source Operating Revenue to GDP (%)	15.0%	15.9%	15.2%	15.3%	15.8%
Vulnerability	Federal Transfers to Total Operating Revenue (%)	20.6%	16.5%	16.2%	16.7%	16.4%
	Foreign Currency Debt to Total Debt (%)	15.8%	16.1%	14.0%	12.9%	14.5%
	Unhedged Foreign Currency Debt (%)	0.1%	0.1%	0.1%	0.1%	0.1%

Notes:

1) Beginning in 2020–21, Ontario is presenting public debt less of any investments in its own bonds and treasury bills.

2) The forecasts of net debt and related ratios in the annual Budget are based on a calculation that includes the reserve.

3) Sustainability Ratios for 2023–24 and 2024–25 have been presented to reflect an accounting policy change regarding the calculation of accrued Corporations Tax revenue, including the impact to Net Debt. See Note 17 to the Consolidated Financial Statements.

4) To align ratio analysis related to the change in presentation of interest costs, Ontario’s ratio measures have been renamed. “Revenue” has been renamed to “Operating Revenue” to reflect changes in presentation. Net interest represents interest and other debt servicing charges net of interest and investment income. Operating Revenue is calculated as Total revenue net of interest and investment income.

Sources: Nominal GDP is based on Ontario Economic Accounts, First Quarter 2025, released by the Ontario Ministry of Finance. Population estimates are from Statistics Canada.

Measures of sustainability

Net debt provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Net debt as a percentage of Ontario’s GDP shows the financial demands on the economy resulting from the government’s spending and taxation policies. A lower ratio of net debt-to-GDP generally indicates higher sustainability.

The government’s net debt-to-GDP ratio was 36.2 per cent at the end of fiscal year 2024–25, lower than the 39.2 per cent forecast in the 2024 Budget. As shown in Table 8, this ratio has decreased by 0.4 percentage points over the prior year, largely due to net debt increasing at a slower rate than GDP. The ratio of Net Debt-to-Operating Revenue is another key measure of sustainability, since net debt reflects the future revenue that is required to pay for past transactions and events. A lower net debt-to-operating revenue ratio generally indicates higher sustainability. This ratio was 191.2 per cent at the end of fiscal year 2024–25, lower than the 213.5 per cent forecast in the 2024 Budget. The ratio decreased by 7.8 percentage points from the prior year primarily due to higher operating revenues.

Financial Statement Discussion and Analysis, 2024–2025	31

Measures of flexibility

The ratio of Net Interest-to-Operating Revenue shows the share of provincial revenue that is being used to pay interest and other debt servicing charges and therefore is not available for programs. Operating Revenue is calculated as total revenue net of interest and investment income. A lower ratio generally indicates that a government has more flexibility to direct its revenues to programs. The ratio has fallen for Ontario over the past five years, from a high of 7.5 per cent in 2020–21 to the current level of 5.5 per cent.

Own-source Operating Revenue as a share of Ontario’s GDP shows the extent to which the government is leveraging funds from the provincial economy collected through taxation, user fees and other revenue sources it controls. A high taxation burden may make a jurisdiction less competitive, therefore increases in this ratio may reduce future revenue flexibility.

Measures of vulnerability

Transfers from the federal government as a percentage of total operating revenue is an indicator of the degree to which Ontario relies on the federal government for revenue. A higher ratio may imply that a provincial government is more reliant on federal transfers. Provinces may have limited control over the value of these transfers, and changes in federal policies can result in shifts in federal revenues to provinces.

Ontario’s share of revenue from federal transfers, including direct transfers to the broader public sector (BPS) is 16.4 per cent in 2024–25. This is consistent with shares observed in recent years but lower than 2020–21 due to significant time-limited COVID-19 funding.

Foreign currency debt to total debt is a measure of vulnerability to changes in foreign currency exchange rates. Accessing borrowing opportunities in foreign currencies allows Ontario to diversify its investor and funding base. It also ensures that the government will continue to have adequate access to capital in the event that domestic market conditions become more challenging. Ontario manages foreign currency risk by hedging its exposure to foreign currencies through the use of financial instruments. Effective hedging has allowed the government to consistently limit its exposure to foreign currency fluctuations to 0.1 per cent of debt issued for provincial purposes in 2020–21, remaining unchanged from 2021–22 to 2024–25.

32	Financial Statement Discussion and Analysis, 2024–2025

Fiscal Management

Use of taxpayer dollars

To support long-term economic growth and sustainable public finances, the government remains committed to ensuring taxpayer dollars are managed appropriately. This includes an emphasis on evidence-based decision-making and performance measurement to identify opportunities for modernization and to improve the effectiveness and efficiency of public programs and services.

To further support this approach, the government is advancing an outcomes management strategy to promote greater alignment between performance measurement and strategic objectives across the public sector. This work aims to strengthen accountability, inform decision-making, and support the delivery of effective and efficient programs and services while maintaining fiscal sustainability.

The Audit and Accountability Committee (AAC) plays an important role in supporting the government’s efforts to ensure the effectiveness and efficiency of operations, and sound stewardship of public funds through effective risk management, governance and internal control practices. The AAC supports enhanced governance by providing input and direction to ensure internal audit services continue to align with emerging risks and government priorities, based on independent strategic advice provided by the Ontario Internal Audit Committee (OIAC), an advisory audit committee of the AAC.

Financial Statement Discussion and Analysis, 2024–2025	33

Non-Financial Activities

This section discusses key non-financial results of major sectors. The purpose is to provide highlights of Ontario government spending and the related activities in these sectors.

Health sector

Ontario’s health care system is connecting Ontarians to the care they need, when and where they need it during all stages of life. Ontario is building a patient-centred, equitable, results-driven, and sustainable public health care system in Ontario.

Results reported in 2024–25 include, but are not limited to:

●

Launching the Primary Care Action Team, led by Dr. Jane Philpott, to implement a plan which will support the government’s goal of connecting everyone in the province to a family doctor or primary care team by 2029.

●

Expanding the Ontario Breast Screening Program by lowering the age of self-referral for publicly funded mammograms to the age of 40, connecting more women to screening services to detect and treat breast cancer sooner.

●

Adding new adult hospice beds across the province to expand access to community end-of-life care, with new pediatric hospice beds already added for Keaton’s House – Paul Paletta Children’s Hospice in Hamilton.

●	Introducing the human papillomavirus (HPV) test in the Ontario Cervical Screening Program as the primary test in screening for cervical cancer.

●	Publicly funding and administering a new treatment for advanced-stage prostate cancer — the first jurisdiction in Canada to do so.

●

Completing the Mount Sinai Hospital redevelopment project to build a new and expanded emergency department, operating rooms, and intensive care unit, providing a more modern space to improve care for patients undergoing surgery, requiring emergency care, and for those with cancer.

●

Increasing the availability of ambulances across the province and investing in the Dedicated Offload Nurses Program to support hospitals to hire more nurses and other health professionals dedicated to offloading ambulance patients in hospital emergency departments.

●

Expanding the Respiratory Syncytial Virus (RSV) program to connect more infants, high-risk children and pregnant women to RSV vaccines that can help strengthen protection during the fall respiratory illness season.

●

Increasing the annual income eligibility thresholds for the Ontario Seniors Dental Care Program and the Seniors Co-Payment Program for single Ontarians aged 65 and over to support seniors in accessing the dental and health care they need.

34	Financial Statement Discussion and Analysis, 2024–2025

●	Expanding the list of drugs that midwives can prescribe and administer for the first time since 2010.

●	Finishing construction and opening new beds and upgrading beds in the long-term care sector between April 1, 2024, to March 31, 2025.

●	Supporting the recruitment of over 3,300 personal support workers into the long-term care and home and community care sectors since November 2023 through new recruitment incentives.

●

Continuing the Community Paramedicine for Long-Term Care program which supports Ontario’s certified land paramedic services to assist eligible seniors to stay in their own homes safely and for longer by providing access to non-emergency medical supports.

●	Continuing investments in long-term care staffing to better meet long-term care system level average targets for four hours of care for Long-Term Care Homes.

●

Launching the Integrated Technology Solutions program in 2024–25, which provides supplementary funding to help long term care homes acquire medication management technologies to prescribe and dispense medication and improve their access to tools and resources needed to make proper and accurate clinical decisions.

●	Conducting 10,146 inspections to enforce compliance with legislative and regulatory requirements and launching a compliance assistance initiative helping long-term care homes achieve compliance.

Education sector

Ontario’s publicly funded early years and education system is focused on preparing Ontario’s children and students for success, and ensuring that young people develop in-demand skills that can be applied to the labour market for good, high-paying jobs. The government is committed to ensuring Ontario continues to have a leading education system, both in English and French, that focuses on important foundational skills like reading, writing and math.

Results reported in 2024–25 include:

●

Continuing to modernize curriculum to ensure students have foundational skills in reading, writing and science, technology, engineering and math (STEM), to better prepare them for the jobs of tomorrow. This includes:

●	Revising the Grade 10 Career Studies Course to include new mandatory learning on mental health literacy.

●	Implementing a new de-streamed Grade 9 Exploring Canadian Geography course and new Grades 9 and 10 Business Studies and Technological Education courses.

●	Launching a new Grade 9 English course for French-language schools.

Financial Statement Discussion and Analysis, 2024–2025	35

●	Requiring all high school students to earn a Grade 9 or 10 Technological Education credit as part of their Ontario Secondary School Diploma.

●	Continuing investments to provide focused supports in the classroom and at home to help students build the math and literacy skills and knowledge they need to succeed.

●

Announcing a new financial literacy graduation requirement to equip students with practical financial literacy skills, such as creating and managing a household budget, saving for a home, learning to invest wisely and protecting themselves from financial fraud.

●	Continuing to implement policies and programs that support students in their education and career. This includes:

●	Administering job skills programs such as Dual Credit and Specialist High Skills Major.

●

Introducing the new Focused Apprenticeship Skills Training (FAST) pathway beginning in September 2025 allowing students in Grades 11 and 12 to participate in apprenticeship learning through additional co-operative education credits while completing high school.

●	Implementing career coaching for Grade 9 and 10 students to explore new opportunities in STEM and the skilled trades.

●	Introducing an updated provincial code of conduct to help reduce distractions in classrooms, improve student health and safety, and focus on learning, equipping students for life after graduation.

●	Successfully negotiating labour agreements with education workers, averting strikes or the withdrawal of services. Agreements were also reached with principals and vice-principals.

●	Improving access to child care, with 516,455 licenced child care spaces for children aged 0 to 12, an increase of 11,400 spaces since March 31, 2023.

Postsecondary education sector

Ontario’s postsecondary system prepares students and job seekers with the high-quality education, skills and opportunities needed to get good jobs and provides Ontario’s businesses with the skilled workforce and talent they need to thrive and prosper.

Results reported in 2024–25 include:

●	Maintaining postsecondary education attainment rate in 2024–25 at approximately 75 per cent — consistent with 2023–24.

●	Providing financial assistance through the Ontario Student Assistance Program to approximately 494,000 full-time students in the 2024–25 fiscal year.

36	Financial Statement Discussion and Analysis, 2024–2025

●	Supporting 7,200 students through the Ontario Learn and Stay Grant with over $57 million in grant funding issued in the 2024–25 academic year to date.

●

Supporting 284 research projects for ground-breaking work at leading research institutes and organizations across the province, including at colleges, universities, and research hospitals, through the Ontario Research Fund and Early Researcher Awards.

●	Supporting the training of more doctors with an expansion of 340 undergraduate seats and 551 postgraduate positions in medical schools over the next five years.

●	Supporting the delivery of nursing education through the ongoing expansion of 3,000 additional enrolment spaces in Practical Nursing and Bachelor of Science in Nursing programs beginning in fall 2023.

●	Supporting commercialization through Intellectual Property Ontario, which onboarded over 500 new small-medium enterprise clients in 2024–25, totalling more than 800 clients by the end of March 2025.

●

Supporting about 6,500 high-quality research internships through Mitacs, an organization that builds research partnerships between postsecondary institutions and industry, with $32.4 million over three years.

Children’s and social services sector

The Ministry of Children, Community and Social Services funds, designs and delivers programs and services, working with community partners, to protect and support people in Ontario during times of need. The Ministry works to improve outcomes for children, youth, families and individuals who need support, and advance social and economic opportunities for women across Ontario.

Results reported in 2024–25 include:

●

Helping people with disabilities keep up with the rising cost of living by increasing Ontario’s social assistance disability payments, including the Ontario Disability Support Program and the Assistance for Children with Severe Disabilities program, by almost 17 per cent since September 2022.

●

Continuing to support children with autism and their families by enrolling thousands of children and youth into the Ontario Autism Program; this includes approximately 22,000 children in the Core Clinical Services program as of March 2025, an increase of approximately 14,000 since 2022.

●

Opening the Grandview Kids Jerry Coughlan Building in Ajax, a fully accessible, state-of-the-art children’s treatment centre that will serve more than 6,000 children and youth with physical, communication and developmental needs in the Durham region annually.

●	Continuing to help youth in the child welfare system prepare for and succeed after leaving care, by providing supports to pursue postsecondary education, training, and employment opportunities.

Financial Statement Discussion and Analysis, 2024–2025	37

●

Investing in 85 new community-based projects across the province to prevent gender-based violence through education and awareness, building safer, healthier communities and enhancing well-being and economic opportunities for people and families.

●

Helping women gain the skills, training and knowledge needed to join the workforce and gain financial independence by investing in 25 local initiatives across the province through the Women’s Economic Security Program, which provides career training opportunities and additional supports to address barriers to employment.

●	Supporting the construction of the new Anduhyaun Indigenous women’s shelter in Toronto, which will provide a safe space for Indigenous women and children fleeing violence.

●

Helping veterans in need cover the rising cost of essentials like housing, health supports, assistive devices, and personal items by increasing the maximum support through the Soldier’s Aid Commission to $3,000 per year, up from $2,000.

Justice sector

The justice sector supports the administration and delivery of justice services, including the administration of courts, prosecution of offences, provision of legal services and supports to victims and vulnerable persons, as well as administering the public safety, policing and correctional systems to ensure that Ontario’s diverse communities are supported and protected.

Results reported in 2024–25 include:

●

Continuing the largest transformation of the justice sector in Ontario’s history, designed to bring more services online across Ontario, including rural, Northern and First Nation communities. This includes:

●	Extending availability of video and audio court hearings across the province, enabling 147 courtrooms across Ontario to support hybrid hearings, an increase of 23 courtrooms compared to 2023–24;

●	Expanding electronic filing service to include more than 900 types of civil, family, bankruptcy, Divisional Court and Small Claims Court documents;

●	Increasing capacity of a single online platform to ensure the public can access basic court information in select civil and active criminal matters.

●

Helping the courts keep pace with a growing number of complex cases by increasing the capacity to hear cases. This includes appointing 16 new judges to prosecute more cases and hiring 190 new court services staff members to support the administration of the courts and the judiciary while supporting victims and witnesses through the court process.

●

Investing in air operations focused on addressing violent carjackings, auto theft, street racing and impaired driving, with dedicated resources to support Ottawa, Toronto, Durham, Halton, and Peel Regional Police Services, to improve response time and increase public safety on highways and roadways.

38	Financial Statement Discussion and Analysis, 2024–2025

●

Launching the Provincial Bail Compliance Dashboard, to consolidate and share critical information, particularly for individuals charged with firearms-related offences to help police monitor high-risk offenders on bail.

●

Continuing work to support the Nishnawbe Aski Police Service Board as it joins Ontario’s policing framework under the Community Safety and Policing Act, including doubling the number of officers serving 34 First Nation communities and ensure culturally appropriate policing with legislated service standards.

●	Protecting firefighters through the Fire Protection Grant, which is helping 374 municipal fire departments purchase equipment and upgrade infrastructure to reduce exposure to cancer-causing chemicals.

●

Modernizing police governance with the implementation of the Community Safety and Policing Act and establishment of Canada’s first Inspectorate General of Policing to provide independent oversight, drive performance improvements, and enhance public trust in policing through inspections, data analysis, and collaboration with police services and boards.

●

Expanding mental health supports for public safety personnel, including police, firefighters, correctional workers and paramedics, alongside initiatives such as the Ontario Immediate Family Wellness Program that offers bereavement counselling to families of first responders who die in the line of duty or by suicide.

●

Building more capacity in provincial jails and modernizing adult correctional services across Ontario. The London Intermittent Centre at Elgin-Middlesex Detention Centre has been repurposed and reopened as of March 2025. Work is also underway on major correctional infrastructure projects such as the Brockville Correctional Complex and Quinte Detention Centre expansion.

●	Supporting Ontario’s regulated iGaming market, which generated almost $3.2 billion in total gaming revenue, which is a 32 per cent increase from the previous year.

Condition and capacity of provincial tangible capital assets

Infrastructure investments should be made using an evidence-based approach. This includes a focus on asset management to ensure the delivery of high-quality public services, while efficiently managing the costs.

●

The Province compiled its first infrastructure asset inventory in 2016 as a key step in managing provincial assets more effectively. The infrastructure asset inventory is now updated annually and currently contains information such as the location, age, condition and value of over 15,000 tangible capital assets, including buildings and Ontario’s entire road and bridge network. This covers the majority of the infrastructure assets owned or consolidated (i.e., certain BPS organizations) by the Ontario government, as well as some other assets that are funded in part, but not owned or consolidated, by the government.

Financial Statement Discussion and Analysis, 2024–2025	39

●

The Province uses the infrastructure asset inventory to track, monitor and report on the physical condition of assets. For example, the infrastructure asset inventory contains indicators such as Facility Condition Indexes (FCIs), Bridge Condition Indexes (BCIs) and Pavement Condition Indexes (PCIs), which help to inform the state of infrastructure assets.

●

Ontario has expanded its infrastructure asset data to include other relevant data and analysis, such as the current and projected capacity and utilization of assets. This integrated data provides a base to support evidence-based infrastructure planning decisions which help ensure that infrastructure investments provide value for money and are made at the right time and the right place.

40	Financial Statement Discussion and Analysis, 2024–2025

Transparency and Accountability

Ontario continues to take steps that enhance government transparency and fiscal accountability in its financial reporting. Throughout the fiscal year, the government provides regular updates on Ontario’s finances. The Annual Report and Consolidated Financial Statements, along with supplementary information, are central to demonstrating the government’s transparency and accountability in reporting its financial activities and its position at the end of the fiscal year.

Recent developments in public sector accounting standards

The Ontario government’s financial reports are prepared in accordance with the accounting standards for governments set by the Public Sector Accounting Board (PSAB) and contained in the Chartered Professional Accountants of Canada (CPA Canada) Public Sector Accounting Handbook.

As described in Note 1 to the Consolidated Financial Statements, future changes in both public-sector and private-sector accounting standards may affect how assets, liabilities, revenues and expenses are reported in Ontario’s consolidated financial reports. Other current projects that are being closely monitored by Ontario include accounting for intangible assets, employee benefits, government not-for-profit strategy, and annual improvement projects.

The C.D. Howe Institute Fiscal Accountability Report

Annually, the C.D. Howe Institute issues its commentary on the fiscal reporting transparency of senior Canadian governments, with a focus on the relevance, accessibility, timeliness and reliability of these government financial reports, including the Public Accounts. Each government is assigned a letter grade based on the quality of the numbers presented in these reports, access and user friendliness, and the ability to use them for various decision-making purposes.

In the 2024 report, Ontario had maintained its grade.

At the time of the Auditor General opinion date for the 2024–25 Public Accounts, the 2025 Fiscal Accountability Report covering the Public Accounts of Ontario 2023–2024 had not been issued.

Financial Statement Discussion and Analysis, 2024–2025	41

42	Financial Statement Discussion and Analysis, 2024–2025

CONSOLIDATED

FINANCIAL STATEMENTS

Consolidated Financial Statements, 2024–2025	43

44	Consolidated Financial Statements, 2024–2025

INDEPENDENT AUDITOR’S REPORT

To the Members of the Legislative Assembly of the Province of Ontario

Opinion

I have audited the accompanying Consolidated Financial Statements of the Province of Ontario, which comprise the Consolidated Statement of Financial Position as at March 31, 2025, and the Consolidated Statements of Operations, Change in Net Debt, Change in Accumulated Operating Deficit, Remeasurement Gains and Losses and Cash Flow for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies.

In my opinion, the accompanying Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2025, and the consolidated results of its operations, the consolidated changes in its net debt, the consolidated change in its accumulated operating deficit, the consolidated remeasurement gains and losses and its consolidated cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of this report. I am independent of the Province of Ontario in accordance with the ethical requirements that are relevant to my audit of the Consolidated Financial Statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key Audit Matters

Key audit matters are those matters that, in my professional judgment, were of most significance in my audit of the Consolidated Financial Statements of the Province of Ontario for the year ended March 31, 2025.

These matters were addressed in the context of my audit of the Consolidated Financial Statements as a whole, and in forming my opinion thereon, and I do not provide a separate opinion on these matters.

Consolidated Financial Statements, 2024–2025	45

The Key Audit Matters are as follows:

Key Audit Matters	Audit Work Performed

Personal Income Tax

Personal Income Tax has been identified as a key audit matter because of the magnitude of this revenue and because the estimate is complex and includes several inputs and assumptions.

Personal Income Tax is the Province of Ontario’s largest revenue stream, providing approximately $55.7 billion (2024 – $50.8 billion) in revenue in 2024/25. Note 1d (Measurement Uncertainty) provides disclosure on measurement uncertainty related to personal income tax revenues.

Personal Income Tax revenue in a fiscal year is derived from the Ministry of Finance’s estimates of personal income taxes from two calendar years. For the fiscal year ended March 31, 2025, the Province of Ontario records nine months of revenue from the calendar year 2024 and the first three months of revenue from calendar year 2025.

Tax assessments for the 2024 calendar year will not be finalized until December 2025, and 2025 tax assessments will not be finalized until December 2026. This means precise revenue figures cannot be determined until 21 months after the fiscal year-end date. As a result, the Ministry of Finance estimates these revenues based on the best information available.

Audit work to address this key audit matter included:

●

assessing the appropriateness of the method used to make the estimates;

●

performing a retrospective review to assess the accuracy of prior year estimates;

●

testing the completeness and accuracy of underlying data and management’s calculations;

●

evaluating the sufficiency of the measurement uncertainty disclosures in the Consolidated Financial Statements; and

●

engaging an econometric specialist to assist with the evaluation of the Ministry of Finance’s personal income tax estimation model.

Corporations Tax

Corporations Tax has been identified as a key audit matter because of the magnitude of this revenue and because the estimate is complex and includes several inputs and assumptions.

Corporations Tax is a large revenue stream, providing approximately $27.8 billion (2024 – $23.1 billion) in revenue in 2024/25. Note 1d (Measurement Uncertainty) provides disclosure on measurement uncertainty related to Corporations Tax revenue.

Audit work to address this key audit matter included:

●

assessing the appropriateness of the method used to determine the Corporations Tax estimate;

●

performing a retroactive review to assess the accuracy of prior year estimates;

●

testing the completeness and accuracy of underlying data and management’s calculations;

●

developing a range estimate to compare to the Ministry of Finance’s estimate;

46	Consolidated Financial Statements, 2024–2025

Corporations Tax revenue is based on tax returns assessed by the Canada Revenue Agency (CRA) up to June 30, 2025 and includes estimates of corporate income tax from two calendar years. For the fiscal year ended March 31, 2025, the Province of Ontario records nine months of revenue from the calendar year 2024 and the first three months of revenue from calendar year 2025.

Corporations’ tax assessments for the 2024 calendar year will not be finalized until December 2025, and the 2025 tax assessments will not be finalized until December 2026. This means precise revenue figures cannot be determined until 21 months after the fiscal year-end date. As a result, the Ontario Ministry of Finance estimates these revenues based on the best available information.

●

evaluating the sufficiency of the measurement uncertainty disclosures in the Consolidated Financial Statements; and

●

engaging an econometric specialist to assist with the evaluation of the Ministry of Finance’s corporations tax model.

Pension and Other Employee Future Benefits

The Province of Ontario sponsors several pension plans, both as sole and joint sponsor. In addition, the Province reports in its Consolidated Financial Statements pension benefits for employees in the hospital and colleges sectors. The estimated plan assets and accrued benefit obligations of these plans exceed $13.7 billion (2024 – $13.8 billion). Information related to Pension and Other Employee Future Benefits is disclosed in notes 1d (Measurement Uncertainty) and 6 (Pensions and Other Employee Future Benefits).

The Province of Ontario relies on third-party actuarial specialists to estimate the accrued benefit obligation and other information for financial statement note disclosures. These calculations rely on management’s best estimate for significant economic and demographic assumptions.

Plan assets are valued at market-related value for funded plans. Market-related value is based on the fair value of plan assets reported in the pension plans’ financial statements over the last five years. Where observable market data is not available for investments, fair value estimates requiring significant management judgment are used.

Audit work to address this key audit matter included:

●

assessing pension plan auditors’ work over the reliability of the market-related value of plan assets used in the estimates, as well as their work over the plan member data provided by management to an actuarial expert for preparing the estimate of pension obligations;

●

assessing the qualifications of management’s actuarial experts;

●

obtaining an understanding of the assumptions and methods used by these experts in determining the accrued benefit obligation for pension benefits and the appropriateness of the assumptions and methods used and testing the underlying employee data used in the valuation of the accrued benefit obligation; and

●

working with an independent actuarial expert to assess management’s significant economic and demographic assumptions.

Consolidated Financial Statements, 2024–2025	47

Robinson Superior Treaty Annuities Claim

On July 26, 2024, the Supreme Court of Canada ruled in Ontario (Attorney General) v. Restoule that the Crown is obligated to compensate the Superior Plaintiffs under the Robinson-Superior Treaty. The Court directed the Crown to engage in a six-month negotiation with the Superior Plaintiffs regarding past compensation and, if a settlement was not reached, to exercise its discretion to determine the amount of past compensation. A settlement with the Superior Plaintiffs was not reached during this period. As a result, in accordance with the Court’s ruling, the Crown exercised its discretion and determined that a compensation in the amount of $3.6 billion, for the past breach of the Augmentation Clause in the Treaty. Of the $3.6 billion, the Province of Ontario agreed to pay half, with the Government of Canada paying the remaining half. The Superior Plaintiffs requested the Court review the Crown’s determination for constitutional compliance, which may result in the Crown owing additional compensation, or a different breakdown in compensation costs between the province and the Federal government.

The Robinson Superior Treaty Annuities Claim has been identified as a key audit matter because of the complex nature of the claim and the significant accounting judgement and assumptions in the analysis undertaken by the Province to assess and estimate the probability of the liability and any potential additional contingent liability. The claim is currently with the Ontario Superior Court of Justice for a review of constitutional compliance to determine if the combined amount of $3.6 billion made by the Province and Canada is an appropriate remedy.

Audit work to address this key audit matter included:

●

reviewing documentation to support the status of the claim, payments and accruals;

●

obtaining and reviewing legal counsel’s assessment on the status of the claim through sending a legal confirmation;

●

reviewing management’s position paper; and

●

reviewing disclosures in the Consolidated Financial Statements related to this claim and related payments and accruals.

Tobacco Settlement Claim

On March 6, 2025, the Ontario Superior Court of Justice approved the Companies’ Creditors Arrangement Act Plans of Arrangement in relation to historic lawsuits filed against major Canadian tobacco companies. As part of the court-approved resolution, the Province of Ontario is entitled to receive compensation of

Audit work to address this key audit matter included:

●

obtaining management’s accounting position paper;

●

evaluating management’s position, assumptions and inputs with publicly available information;

48	Consolidated Financial Statements, 2024–2025

$7.1 billion to recover a portion of incurred smoking-related health care costs. The Province will receive the compensation in the form of an upfront payment, which is dependent on the tobacco companies’ working capital as of the implementation date of the Plans, and annual contributions payable based on the tobacco companies’ net income after taxes which will continue until the aggregate settlement amount is paid in full.

The Tobacco Settlement Claim has been identified as a key audit matter because of the magnitude of the settlement, and because the estimate of the discounted receivable is complex and includes significant assumptions due to the prolonged timeframe over which the settlement will be paid. The Province has recognized a present value of the settlement in the amount of $3.4 billion in revenues and receivables.

Note 1d (Measurement Uncertainty) provides disclosure on measurement uncertainty related to the Tobacco Settlement, the details of which are disclosed in Note 10.

●

engaging with management’s legal counsel on the status of the claim;

●

reviewing documentation to support the status of the claim and the assumptions and inputs used in the estimation of the receivable and revenues;

●

developing a range estimate to compare to the Ministry of Finance’s point estimate; and

●

evaluating the sufficiency of the measurement uncertainty disclosure and other disclosures in the Consolidated Financial Statements.

Other Accompanying Information

The Government of Ontario (Government) is responsible for the information in the 2024-25 Public Accounts of Ontario Annual Report.

My opinion on the Consolidated Financial Statements does not cover the other information accompanying the Consolidated Financial Statements and I do not express any form of assurance conclusion thereon.

In connection with my audit of the Consolidated Financial Statements, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or my knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work I have performed on this other information, I conclude that there is a material misstatement of this other information, I am required to report that fact in this auditor’s report. I have nothing to report in this regard.

Consolidated Financial Statements, 2024–2025	49

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with Canadian public sector accounting standards, and for such internal controls as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Consolidated Financial Statements, management is responsible for assessing the Province of Ontario’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the Government either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of Ontario’s financial reporting process.

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

●

Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of Ontario’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of Ontario’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor’s report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor’s report. However, future events or conditions could cause the Province of Ontario to cease to continue as a going concern.

50	Consolidated Financial Statements, 2024–2025

●

Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

The audit of the Consolidated Financial Statements is a group audit engagement. As such, I also obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the Consolidated Financial Statements. I am responsible for the direction, supervision and performance of the group audit and I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, I determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. I describe these matters in my auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Original signed by

Toronto, Ontario	Shelley Spence, FCPA, FCA, LPA
August 29, 2025	Auditor General

Consolidated Financial Statements, 2024–2025	51

52	Consolidated Financial Statements, 2024–2025

Province of Ontario Consolidated Statement of Operations
For the year ended March 31 ($ Millions)	2024–25 Budget[1]	2024–25 Actual	2023–24 Restated Actual (Note 17)

Revenue (Schedules 1 and 2)

Personal Income Tax	51,936	55,701	50,773

Sales Tax	38,832	39,363	39,864

Corporations Tax	24,915	27,757	23,094

Employer Health Tax	8,720	9,061	8,581

Education Property Tax	5,831	5,887	5,810

Ontario Health Premium	5,014	5,221	5,008

Gasoline and Fuel Taxes	2,576	2,233	2,137

Other Taxes	6,863	6,294	6,547

Total Taxation	144,687	151,517	141,814

Transfers from Government of Canada	36,252	36,633	34,336

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	10,241	14,710	13,071

Income from Investment in Government Business Enterprises (Schedule 9)	6,786	7,465	7,427

Interest and Investment Income	2,551	2,786	3,085

Other	7,724	13,050	9,242

Total Revenue	208,241	226,161	208,975

Expense (Schedules 3 and 4)

Health	84,961	91,631	85,458

Education[2]	39,306	40,059	38,810

Children’s and Social Services	19,926	20,736	19,412

Interest and Other Debt Servicing Charges	16,464	15,122	14,461

Postsecondary Education	12,189	14,146	13,235

Justice	5,878	7,224	6,037

Other Programs	38,323	38,333	32,255

Total Expenses	217,047	227,251	209,668

Reserve	1,000	–	–

Annual Deficit	(9,806)	(1,090)	(693)

[1]	Amounts reported as “Plan” in 2024 Budget have been reclassified. See Note 17.
[2]	Teachers’ Pension Plan expense is included in Education (Schedule 4).

 See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2024–2025	53

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2025	2024 Restated (Note 17)

Liabilities

Accounts Payable and Accrued Liabilities (Schedule 5)	44,927	48,942

Debt (Note 2)	462,044	437,633

Other Long-Term Financing (Note 4)	19,196	18,025

Deferred Revenue and Capital Contributions (Note 5)	16,741	17,443

Pension and Other Employee Future Benefits (Note 6)	13,736	13,783

Derivative Liabilities (Note 3)	5,224	6,881

Other Liabilities (Note 7)	9,369	9,384

Total Liabilities	571,237	552,091

Financial Assets

Cash and Cash Equivalents	33,868	41,459

Portfolio Investments (Note 8)	32,301	25,919

Accounts Receivable (Note 10 and Schedule 6)	22,893	24,340

Loans Receivable (Schedule 7)	12,065	11,852

Derivative Assets (Note 3)	6,090	4,531

Other Assets	971	1,062

Investment in Government Business Enterprises (Schedule 9)	35,999	33,167

Total Financial Assets	144,187	142,330

Net Debt	(427,050)	(409,761)

Non-Financial Assets

Tangible Capital Assets (Note 9)	177,766	161,631

Prepaid Expenses and Other Non-Financial Assets (Schedule 11)	2,224	2,029

Total Non-Financial Assets	179,990	163,660

Accumulated Deficit	(247,060)	(246,101)

Accumulated Deficit is Comprised of:

Accumulated Operating Deficit	(249,226)	(248,482)

Accumulated Remeasurement Gains	2,166	2,381

	(247,060)	(246,101)

  For additional information, see Contingent Liabilities, Contractual Obligations (Note 11), and Contractual Rights (Note 12).

  See accompanying Notes and Schedules to the Consolidated Financial Statements.

54	Consolidated Financial Statements, 2024–2025

Province of Ontario Consolidated Statement of Change in Net Debt
For the year ended March 31 ($ Millions)	2024–25 Budget	2024–25 Actual	2023–24 Restated Actual (Note 17)

Annual Deficit	(9,806)	(1,090)	(693)

Acquisition of Tangible Capital Assets (Note 9)	(22,808)	(24,545)	(18,713)

Amortization of Tangible Capital Assets (Note 9)	8,372	8,347	7,969

Proceeds on Sale of Tangible Capital Assets	–	138	301

Losses/(Gains) on Sale of Tangible Capital Assets	–	20	(231)

Tangible Capital Assets Cost Change Relating to Revaluation of Asset Retirement Obligations (Note 9)	–	(95)	(440)

(Increase)/Decrease in Prepaid Expenses and Other Non-Financial Assets	–	(195)	1,253

	(14,436)	(16,330)	(9,861)

Contribution Deficit – Ontario Power Generation (Schedule 9)	–	(2)	(2)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs (Schedule 9)	–	348	271

Increase in Net Debt Excluding Net Remeasurement Gains/Losses	(24,242)	(17,074)	(10,285)

Net Remeasurement (Losses)/Gains	–	(215)	2,076

Increase in Net Debt	(24,242)	(17,289)	(8,209)

Net Debt at Beginning of Year	(414,814)	(409,761)	(399,806)

Adjustment for Corporations Tax Revenue and Receivables (Note 17)	–	–	(1,746)

Adjusted Net Debt at Beginning of Year	(414,814)	(409,761)	(401,552)

Net Debt at End of Year	(439,056)	(427,050)	(409,761)

 See accompanying Notes and Schedules to the Consolidated Financial Statements

Consolidated Financial Statements, 2024–2025	55

Province of Ontario Consolidated Statement of Change in Accumulated Operating Deficit

For the year ended March 31 ($ Millions)	2024–25	2023–24 Restated (Note 17)

Accumulated Operating Deficit at Beginning of Year	(248,482)	(246,312)

Adjustment for Corporations Tax Revenue and Receivables (Note 17)	–	(1,746)

Adjusted Accumulated Operating Deficit at Beginning of Year	(248,482)	(248,058)

Annual Deficit	(1,090)	(693)

Contribution Deficit – Ontario Power Generation (Schedule 9)	(2)	(2)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs (Schedule 9)	348	271

Accumulated Operating Deficit at End of Year	(249,226)	(248,482)

See accompanying Notes and Schedules to the Consolidated Financial Statements

Province of Ontario Consolidated Statement of Remeasurement Gains and Losses

For the year ended March 31 ($ Millions)	2024–25	2023–24

Accumulated Remeasurement Gains at Beginning of Year	2,381	305

Unrealized Gains/(Losses) Attributable to:

Foreign Exchange	(2,450)	13

Derivatives	1,863	944

Portfolio Investments	85	49

Other Comprehensive Income/(Loss) from Government Business Enterprises[1] (Schedule 9)	115	(58)

Increase in Fair Value of Ontario Nuclear Funds[1] (Note 16)	195	1,138

Reclassified to Consolidated Statement of Operations:

Foreign Exchange	178	1

Derivatives	(182)	(95)

Portfolio Investments	(19)	84

Net Remeasurement (Losses)/Gains for the Year[1]	(215)	2,076

Accumulated Remeasurement Gains at End of Year	2,166	2,381

[1] Net remeasurement losses include $525 million remeasurement losses for non-GBE government reporting entities (2023–24, $996 million remeasurement gains), offset by $310 million remeasurement gains for GBEs (related to other comprehensive income from GBEs and net change in fair value of Ontario nuclear funds) (2023–24, $1,080 million gains).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

56	Consolidated Financial Statements, 2024–2025

Province of Ontario Consolidated Statement of Cash Flow
For the year ended March 31 ($ Millions)	2024–25	2023–24 Restated (Note 17)

Operating Transactions

Annual Deficit	(1,090)	(693)

Non-Cash Items

Amortization of Tangible Capital Assets (Note 9)	8,347	7,969

Losses/(Gains) on Sale of Tangible Capital Assets	20	(231)

Contributed Tangible Capital Assets	(1)	(45)
Non-Cash Tangible Capital Assets Funded by Assets Swap	(4)	(7)
Income from Investment in Government Business Enterprises (Schedule 9)	(7,465)	(7,427)

Adjustment to Opening Accumulated Deficit – Corporations Tax Revenue and Receivables (Note 17)	–	(1,746)

In-Year Remeasurement (Losses)/Gains for Non-Government Business Enterprise Entities	(525)	996

Deferred (Losses)/Gains Adjustment from Government Business Enterprises (Schedule 9)	(3)	29

Cash Items

Decrease/(Increase) in Accounts Receivable (Note 10 and Schedule 6)	1,447	(12,063)

(Increase)/Decrease in Loans Receivable (Schedule 7)	(213)	47

(Decrease)/Increase in Accounts Payable and Accrued Liabilities (Schedule 5)	(4,015)	2,818

Decrease in Liability for Pensions and Other Employee Future Benefits (Note 6)	(47)	(347)

(Decrease)/Increase in Other Liabilities (Note 7)	(145)	46

(Decrease)/Increase in Deferred Revenue and Capital Contributions (Note 5)	(702)	211

Remittances from Investment in Government Business Enterprises (Schedule 9)	5,292	5,540

(Increase)/Decrease in Prepaid Expenses and Other Non-Financial Assets	(195)	1,253

Decrease in Other Assets	91	197

Cash Provided by/(Applied to) Operating Transactions	792	(3,453)

Capital Transactions

Acquisition of Tangible Capital Assets	(23,209)	(17,769)

Proceeds from Sale of Tangible Capital Assets	138	301

Cash Applied to Capital Transactions	(23,071)	(17,468)

Investing Transactions

Portfolio Investments Purchased	(263,312)	(157,269)

Portfolio Investments Retired	256,930	165,363

Cash (Applied to)/Provided by Investing Transactions	(6,382)	8,094

Financing Transactions

Long-Term Debt Issued	53,575	43,869

Long-Term Debt Retired	(33,130)	(26,790)

Decrease/(Increase) in Unamortized Discounts, Premiums and Commissions for Long-Term Debt (Note 2)	181	(1,168)

Increase/(Decrease) in Short-Term Debt	3,785	(77)

Decrease in Other Long-Term Financing (Note 4)	(125)	(665)

Decrease in Derivative Liabilities (Note 3)	(1,657)	(804)

(Increase)/Decrease in Derivative Assets (Note 3)	(1,559)	40

Cash Provided by Financing Transactions	21,070	14,405
Net (Decrease)/Increase in Cash and Cash Equivalents	(7,591)	1,578

Cash and Cash Equivalents at Beginning of Year	41,459	39,881

Cash and Cash Equivalents at End of Year	33,868	41,459

Cash	16,525	17,227

Cash Equivalents	17,343	24,232

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2024–2025	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of Accounting

The Consolidated Financial Statements are prepared by the government of the Province of Ontario (the Province) in accordance with the public sector accounting standards for governments recommended by the Canadian Public Sector Accounting Board.

(b) Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government Business Enterprises (GBEs), broader public sector (BPS) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated once the organizations meet and are reasonably expected to maintain one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million; or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. A listing of consolidated government organizations is provided in Schedule 8.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 13.

(c) Principles of Consolidation

BPS organizations and other government organizations controlled by the Province are consolidated on a line-by-line basis with the assets, liabilities, revenues, expenses, and remeasurement gains and losses of the Province based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are also made to present the accounts of these organizations on a basis consistent with the fiscal year end and accounting policies of the Province, and to eliminate significant interorganizational accounts and transactions.

The activities of GBEs are recorded in the financial statements based on their results prepared in accordance with International Financial Reporting Standards (IFRS) using the modified equity method. The combined net assets of GBEs are included as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position. Their net income is shown as a separate item, Income from Investment in Government Business Enterprises on the Consolidated Statement of Operations. Their other comprehensive income and the unrealized gains and losses arising from fair value change in Ontario Nuclear Funds are included in the Consolidated Statement of Remeasurement Gains and Losses. Less than wholly-owned GBEs (e.g., Hydro One Limited) are reflected using the modified equity method based on the percentage of ownership the government held during the fiscal year.

58	Consolidated Financial Statements, 2024–2025

(d) Measurement Uncertainty

The preparation of financial statements requires the Province to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses during the reporting period. Uncertainty in the determination of the amounts at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty.

Measurement uncertainty that is material to these financial statements exists in the estimation of Personal Income Tax (PIT), Sales Tax revenues, and Corporations Tax; the valuation of the Canada Health Transfer and Canada Social Transfer; the valuation of pensions and other employee future benefits obligations; the valuation of derivatives; the estimation of liabilities for contingent liabilities including estimates for contaminated sites, asset retirement obligations, Aboriginal treaty rights and land claim settlements; other liabilities; net book value of tangible capital assets; and the tobacco settlement.

The PIT revenue estimate of $55.7 billion (2023–24, $50.8 billion, see Schedule 1) may be subject to subsequent revisions based on information available in the future related to past year tax return processing. Sales Tax revenues of $39.4 billion (2023–24, $39.9 billion, see Schedule 1) is also subject to uncertainty for similar reasons.

The Corporations Tax revenue estimate of $27.8 billion (2023–24, $23.1 billion, see Schedule 1) is based on amounts of tax assessed to June 30, 2025. Final amounts of taxes assessed may differ materially from these estimates. The methodology of calculating Corporations Tax is back-tested and the estimate is revised as necessary.

The estimation of the Canada Health Transfer of $20.4 billion (2023–24, $19.3 billion, see Schedule 1) and Canada Social Transfer of $6.6 billion (2023–24, $6.4 billion, see Schedule 1), is subject to uncertainty because of variances between the estimated and actual Ontario share of the Canada-wide population.

Pension and other employee future benefits liability of $13.7 billion (2023–24, $13.8 billion, see Note 6), is subject to measurement uncertainty because actual results may differ significantly from the Province’s best long-term estimate of expected results. For example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits may be significant.

Derivative instrument fair values of $6.1 billion in assets (2023–24, $4.5 billion, see Note 3) and $5.2 billion in liabilities (2023–24, $6.9 billion, see Note 3) are subject to measurement uncertainty due to variances between projected and actual market performance and economic conditions. The fair value of financial instruments is determined by valuation techniques discussed in the Financial Instruments Fair Value Hierarchy section in Note 3.

There is measurement uncertainty surrounding the estimation of liabilities for contaminated sites of $2.6 billion (2023–24, $2.5 billion, see Note 7). The Province may be responsible for cleanup costs that cannot be reasonably estimated due to several factors, including insufficient information related to the nature and extent of contamination, timing of costs well into the future (e.g., unknown impacts of future technological advancements) and the challenges of remote locations and unique contaminations.

Consolidated Financial Statements, 2024–2025	59

There is measurement uncertainty surrounding the estimation of liabilities for asset retirement obligations (ARO) of $4.3 billion (2023–24, $4.3 billion, see Note 7). These estimates are subject to uncertainty due to several factors, including but not limited to insufficient information on the type and extent of designated substances (e.g., asbestos), indeterminate timing of settlement, and the impact of project design on costs.

The Province’s investment in Ontario Power Generation (OPG) includes asset retirement obligations for fixed asset removal and nuclear waste management, discounted for the time value of money. These obligations are estimated based on the expected amount and timing of future cash expenditures based on plans for fixed asset removal and nuclear waste management. Such estimates are subject to uncertainty in the nature and extent of cost estimates, the timing of costs being incurred, changes in the discount rate applied to the cash flow estimates, and other unanticipated changes in fixed asset removal and nuclear waste management techniques.

There is measurement uncertainty surrounding the estimate of liabilities for contingent liabilities, including estimates for Aboriginal treaty rights and land claim settlements. Estimates for these liabilities are recorded when the contingency is determined to be likely and measurable, however the actual amount of any settlement may vary from the estimate recorded.

The net book value of tangible capital assets of $177.8 billion (2023–24, $161.6 billion, see Note 9) is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

The estimated receivable of $3.4 billion from the tobacco settlement (see Note 10) is subject to measurement uncertainty due to several factors, including the long-term timing of expected receipts and potential changes in future cash flow projections.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ materially from the Province’s estimates.

(e) Significant Accounting Policies

Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when they are authorized by legislation, or the ability to assess and collect the tax has been provided through legislative convention. Reported tax revenues include estimated revenues for the current period, adjustments between the estimated revenues of previous years and actual amounts, and revenues from reassessments relating to prior years.

Personal Income Tax revenue for the period is accrued based on an estimate of current year tax assessments plus late-arriving assessments/reassessments for prior years and an estimate for the first calendar quarter of the following tax year. The estimate of Personal Income Tax for the current year is based on actual tax assessments up to June 30 each year plus an extrapolated estimate of current year taxes remaining to be assessed after June 30.

60	Consolidated Financial Statements, 2024–2025

The Harmonized Sales Tax component of sales tax revenue is collected by the Government of Canada under a Comprehensive Integrated Tax Coordination Agreement and is remitted to the Province net of tax credits. The remittances are based on the federal Department of Finance’s best estimates, which are subject to periodic updates.

Corporations Tax revenue for the period is accrued based on an estimate of current year tax assessments plus late-arriving assessments/reassessments for prior years and an estimate for the first calendar quarter of the following tax year. The estimate of Corporations Tax for the current year is based on actual tax assessments up to June 30 each year plus an extrapolated estimate of current year taxes remaining to be assessed after June 30.

Refundable personal and corporate income tax credits constitute transfers made through the tax system that are reported as expenses. Non-refundable PIT and Corporations Tax credits constitute tax concessions (relief of taxes paid), which are accounted for as revenue offsets by debiting the related tax revenue.

Transfers from the Government of Canada are recognized as revenues in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to the federal government funding create an obligation that meet the definition of a liability. Once a liability is recognized, the transfer is recorded in revenue as the obligations related to these stipulations are met.

Interest and investment income includes interest earned from financial instruments and income generated from portfolio investments. Interest and investment income is recognized in the period that it is earned. Interest revenue ceases to be accrued on receivables when the collectability of either principal or interest is not reasonably assured.

Other revenues from transactions with performance obligations, for example, fees or royalties from the sale of goods or rendering of services, are recognized as the Province satisfies performance obligations by providing the promised goods or services to the payor. Other revenues from transactions with no performance obligations, for example, fines and penalties, are recognized when the Province has the authority to claim or retain an inflow of economic resources and when a past transaction or event results in an asset. Amounts received prior to the end of the year that will be recognized in the subsequent fiscal year are deferred and reported as liabilities (see Liabilities).

Expense

Expenses are recognized in the fiscal year that the event occurs and resources are consumed.

Transfer payments are recognized in the year that the transfer is authorized, and all eligibility criteria have been met by the recipient. Any transfers paid are deemed to have met all eligibility criteria.

Employee future benefits such as pensions and other employee future benefits such as non-pension retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of employee benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost or gain on plan amendments and other adjustments.

The costs of owned or leased capital assets including buildings, transportation infrastructure, machinery and equipment, and information technology infrastructure are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Consolidated Financial Statements, 2024–2025	61

Interest and other debt servicing charges includes: i) interest on outstanding debt ii) realized foreign exchange gains and losses on debt iii) amortization of debt discounts, premiums and commissions; iv) certain unrealized foreign exchange gains and losses; and v) other debt servicing costs.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the Province to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in economic sacrifice in the future.

Liabilities include accounts payable and accrued liabilities; debt; obligations under Public Private Partnerships (P3s); deferred revenue and capital contributions; liabilities for pensions and other employee future benefits; derivative liabilities; liability for contaminated sites (see Note 7); asset retirement obligations (see Note 7); probable losses on loan guarantees; and contingencies when it is likely that a loss will be realized, and the amount can be reasonably determined. Liabilities also include obligations to GBEs.

Deferred revenues represent unfulfilled performance obligations, or unspent externally restricted receipts from third parties. Deferred revenues are recorded into revenue in the period the amounts received are used for the purposes specified, or other restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the associated tangible capital assets.

P3s are a financing and procurement model available to the Province to use private sector partners to design, build, acquire or better new or existing infrastructure. Assets procured via P3s are recognized as tangible capital assets, and the related obligations are recognized as other long-term financing liabilities for financial liability models and/or deferred revenue for P3 performance obligations arising from user pay obligations as the assets are constructed. At initial recognition, the total liability reflects the cost of the tangible capital asset. The total liability for combined consideration arrangements is allocated between financial liability and performance obligation based on the portion of the asset cost financed through respective models. Financial liabilities for P3s are subsequently measured at amortized cost using the implicit contract rate.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans, excluding instruments held by the Province. Debt is measured at amortized cost. Occasionally, the Province purchases its own debt for a variety of reasons, including for cash management purposes as well for reducing stress to the Canadian payment system, especially in fiscal years where there are large single-day maturities.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, including where applicable, the government’s borrowing rate. When actual plan experience of pensions and other retirement benefits differs from what is expected, or when assumptions are revised, actuarial gains and losses may arise. These gains and losses are amortized over the expected average remaining service life of plan members for each respective plan.

62	Consolidated Financial Statements, 2024–2025

Liabilities for selected employee future benefits (such as pensions and other retirement benefits) represent the Province’s share of the actuarial present value of benefits attributed to services rendered by employees and former employees, less market-related value of plan assets. The market-related values are determined in a rational and systematic manner, in order to recognize market value asset gains and losses over a period of up to five years.

Derivatives

Derivatives are financial contracts, the values of which are derived from underlying instruments. The Province uses derivatives for the purpose of economically managing risk associated with interest cost on debt. The Province does not use derivatives for speculative purposes. Derivative assets and liabilities are measured at fair value.

Assets

Assets are resources controlled by the Province, from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the transaction gives the government control of the benefit.

The following are not recognized in the Consolidated Statement of Financial Position:

●	Intangible assets inherited by right of the Crown or internally developed;
●	Historical or cultural works of art; and
●	Natural resources and land inherited by right of the Crown such as Crown lands, forests, water and mineral resources.

Financial Assets

Financial assets are resources that can be used to pay existing liabilities or finance future operations. They include cash and cash equivalents, portfolio investments, accounts receivable, loans receivable, derivative assets, and investments in Government Business Enterprises.

Cash and cash equivalents include cash or other short-term, liquid, low-risk instruments that are readily convertible to cash, typically within three months or less. Cash and cash equivalents are measured at cost or amortized cost.

Portfolio investments primarily consist of non-Ontario government bonds, other bonds, Guaranteed Investment Certificates, pooled funds and equity securities. The majority of bonds are measured at cost or amortized cost. Equity securities quoted in an active market are measured at fair value. When there is a loss in value of a portfolio investment that is other than a temporary decline, an impairment loss is recognized in the Consolidated Statement of Operations. Impairment losses on portfolio investments are not reversed if there is a subsequent increase in investment value.

Accounts receivable are recorded at cost. A valuation allowance is recorded when the collection of the receivable is considered doubtful.

Consolidated Financial Statements, 2024–2025	63

Loans receivable are recorded at amortized cost. A valuation allowance is recorded when collection of the loans receivable is considered doubtful. Loans receivable include loans to GBEs, municipalities, as well as loans under the student loans program. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value, discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in Government Business Enterprises represents the net assets of GBEs recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost, less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment, as well as the estimated cost to settle liabilities for asset retirement obligations. Cost includes overhead directly attributable to construction and development, as well as interest cost related to financing during construction. All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are amortized over the estimated useful lives of the assets on a straight-line basis. The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings	20 to 40 years

Dams and Engineering Structures	20 to 80 years

Transportation Infrastructure	10 to 75 years

Machinery and Equipment	5 to 20 years

Information Technology	3 to 15 years

Other	3 to 50 years

Maintenance and repair costs are recognized as an expense when incurred.

Other Non-Financial Assets

Other non-financial assets include prepaid expenses, inventories of supplies for consumption and purchased intangible assets. Inventories of supplies for consumption and distribution such as personal protective equipment (PPE) are valued at the lower of historical cost (using the weighted average cost method) and replacement cost at fiscal year-end. Write-downs are recorded for PPE inventory where its cost exceeds the replacement cost at year-end. Obsolete, damaged, or expired PPE inventory are written off.

Purchased intangible assets representing broadcast rights are recorded at historical cost, less accumulated amortization. These assets are amortized on a straight-line basis over their estimated useful lives, which are reviewed annually. Impairment testing is conducted when indicators of impairment are identified.

64	Consolidated Financial Statements, 2024–2025

Financial Instrument Gains and Losses

Financial instruments include primary instruments such as cash, receivables, portfolio investments, payables, debt and derivative instruments such as interest rate swaps and currency swaps. Unrealized gains and losses arising from changes in the fair value of financial instruments are recognized in the Consolidated Statement of Remeasurement Gains and Losses, except where an irrevocable election under paragraph 19A of Section PS 2601, Foreign Currency Translation, has been made to recognize the unrealized exchange gains and losses on selected foreign currency denominated instruments in the Consolidated Statement of Operations instead of the Consolidated Statement of Remeasurement Gains and Losses. This election is made on an instrument-by-instrument basis.

Realized gains and losses arising from changes in the fair value of financial instruments and gains and losses from advanced rate setting and delayed rate setting transactions over the life of the financial instrument are recognized in the Consolidated Statement of Operations.

(f) Future Changes in Accounting Standards

The Conceptual Framework for Financial Reporting in the Public Sector

The new Conceptual Framework provides a meaningful foundation for formulating consistent financial reporting standards. The Conceptual Framework will replace current guidance in Section PS 1000 and Section PS 1100. A Conceptual Framework is a coherent set of interrelated concepts underlying accounting and financial reporting standards. It prescribes the nature, function and limits of financial accounting and reporting. It is the foundation on which standards are developed and professional judgment is applied. While the impact of any changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time, the Province intends to implement the Conceptual Framework effective April 1, 2026, for the fiscal year 2026–27.

Section PS 1202 – Financial Statement Presentation

The new standard provides updated guidance on the general and specific requirements for the presentation of information in general purpose financial statements. Section PS 1202 will replace Section PS 1201. While the impact of any changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time, the Province intends to implement the standard effective April 1, 2026, for the fiscal year 2026–27.

2.  Debt

The Province borrows in both domestic and international markets. Debt issued of $462.0 billion as at March 31, 2025 (2023–24, $437.6 billion), is composed mainly of bonds and debentures issued in the short- and long-term domestic and international public capital markets and non-public debt held by certain federal pension funds. Debt presented in this note comprises Debt Issued for Provincial Purposes of $467.9 billion (2023–24, $436.3 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $11.0 billion (2023–24, $12.0 billion), less investments in Ontario bonds and treasury bills of $12.5 billion (2023–24, $6.1 billion) and less unamortized discounts, premiums and commissions of $4.4 billion (2023–24, $4.5 billion). The following table presents the maturity schedule of the Province’s outstanding debt, by currency of repayment, expressed in Canadian dollars. See Note 4 for debt of BPS organizations and obligations under P3 arrangements.

Consolidated Financial Statements, 2024–2025	65

Debt As at March 31 ($ Millions)					2025	2024

Currency	Canadian Dollar	U.S. Dollar	Euro	Other Currencies[1]	Total	Total

Maturing in:

2025	–	–	–	–	–	49,875

2026	48,044	10,464	2,332	328	61,168	32,901

2027	15,444	8,266	–	4,459	28,169	27,206

2028	20,765	5,750	1,554	–	28,069	27,746

2029	21,809	4,313	–	103	26,225	23,217

2030	16,438	8,985	–	686	26,109	–

1–5 years	122,500	37,778	3,886	5,576	169,740	160,945

6–10 years	95,609	9,703	7,384	2,137	114,833	102,829

11–15 years	39,388	–	–	–	39,388	29,286

16–20 years	26,349	–	276	–	26,625	39,036

21–25 years	57,226	–	248	–	57,474	44,399

26–50[2] years	70,896	–	–	–	70,896	71,807

Total Issued[3,4,6]	411,968	47,481	11,794	7,713	478,956	448,302

Less: Holdings of Own Ontario Bonds and Treasury Bills[5]	(12,549)	–	–	–	(12,549)	(6,125)

Less: Unamortized Discounts, Premiums and Commissions	(4,249)	(67)	(23)	(24)	(4,363)	(4,544)

Total	395,170	47,414	11,771	7,689	462,044	437,633

Debt Issued for Provincial Purposes	400,921	47,481	11,794	7,713	467,909	436,320

OEFC	11,047	–	–	–	11,047	11,982

Total Issued	411,968	47,481	11,794	7,713	478,956	448,302

Less: Holdings of Own Ontario Bonds and Treasury Bills[5]	(12,549)	–	–	–	(12,549)	(6,125)

Less: Unamortized Discounts, Premiums and Commissions	(4,249)	(67)	(23)	(24)	(4,363)	(4,544)

Total	395,170	47,414	11,771	7,689	462,044	437,633

Effective Interest Rates (Weighted Average)[6]

2025	3.56%	2.63%	0.81%	1.86%	3.37%	–

2024	3.59%	2.10%	0.95%	1.28%	–	3.35%

[1]	Other currencies comprise the Australian dollar, Swiss franc and UK pound sterling.
[2]	The longest term to maturity is to June 2, 2062.
[3]	Original foreign currency converted to Canadian dollar equivalent.
[4]

Total foreign currency-denominated debt as at March 31, 2025, was $67.0 billion (2023–24, $56.4 billion). Of that, $66.3 billion or 99.0 per cent (2023–24, $55.8 billion or 98.9 per cent) was fully hedged to Canadian dollars. The remaining 1.0 per cent (2023–24, 1.1 per cent) of foreign debt was unhedged as follows: $650 million (2023–24, $601 million) Swiss franc-denominated debt. Unhedged foreign currency debt as a percentage of total debt was 0.1 per cent (2023–24, 0.1 per cent).

[5]

As at March 31, 2025, debt issued for provincial purposes purchased and held by the Province denominated in Canadian dollars includes long-term debt of $10.1 billion (2023–24, $5.0 billion), and short-term debt of $2.4 billion (2023–24, $1.1 billion).

[6]	The effective interest rates based on total debt range from 0 per cent to 10.7 per cent (2023–24, 0 per cent to 10.7 per cent).

66	Consolidated Financial Statements, 2024–2025

Debt As at March 31 ($ Millions)	2025	2024

Debt Payable to/of:

Public Investors	472,175	440,347

Canada Pension Plan Investment Board	6,325	7,458

School Board Trust Debt	450	484

Canada Mortgage and Housing Corporation	6	13

Total Issued	478,956	448,302

Less: Holdings of Own Ontario Bonds and Treasury Bills	(12,549)	(6,125)

Less: Unamortized Discounts, Premiums and Commissions	(4,363)	(4,544)

Total	462,044	437,633

Fair value of debt outstanding approximates the amounts at which debt instruments could be exchanged in a current transaction between willing parties. Most of the Province’s debt is valued at fair value using public market quotations. Where these are not available, fair value is estimated using discounted cash flows. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2025, was $450.4 billion (2023–24, $411.9 billion). The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years. This debt, recorded net of the sinking fund of $441 million (2023–24, $407 million), is included in the Province’s debt.

Consolidated Financial Statements, 2024–2025	67

3.  Derivatives and Risk Management

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure that exposure to financial risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (derivatives).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to economically hedge interest rate risk and foreign currency risk. Economic hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more cost-effective characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Notional Value of Derivatives

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2025, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Notional Value and Fair Value of Derivatives								Notional Value		Fair Value

As at March 31 ($ Millions)								2025	2024	2025	2024

Maturity in Fiscal Year	2026	2027	2028	2029	2030	6–10 Years	Over 10 Years	Total	Total	Total	Total

Interest Rate Swaps[1]	7,847	11,243	8,838	9,309	18,219	26,109	4,999	86,564	69,385	(2,116)	(1,295)

Cross Currency Swaps	10,041	11,512	8,320	4,131	8,738	25,679	494	68,915	73,026	2,951	(1,055)

Forward Foreign Exchange Contracts	5,395	–	–	–	–	–	–	5,395	–	29	–

Others[2]	36	–	–	–	–	–	–	36	(18)	2	–

Total	23,319	22,755	17,158	13,440	26,957	51,788	5,493	160,910	142,393	866	(2,350)

[1]	Includes notional value of $1.8 billion (2023–24, $2.0 billion) of interest rate swaps related to loans receivable held by a consolidated entity.
[2]	Future contracts held by Metrolinx for 44.9 million litres of diesel fuel maturing in 2025–26 (2023–24, future contracts for 47.0 million litres of diesel fuel maturing in 2024–25).

Interest rate and cross-currency swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

68	Consolidated Financial Statements, 2024–2025

Fair Value Hierarchy

Financial instruments measured at fair value are grouped into one of three levels based on the degree to which the fair value is observable. The hierarchy is as follows:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of financial instruments not quoted in an active market is determined by appropriate valuation techniques, including forward pricing and swap models, using present value calculations. The models incorporate various inputs including forward interest rate curves.

The following table presents the financial instruments measured at fair value in the Consolidated Statement of Financial Position, classified using the fair value hierarchy.

Fair Value Hierarchy As at March 31 ($ Millions)	Level 1 $	Level 2 $	Level 3 $	Total $

	2025

Derivative Assets	3	6,084	3	6,090

Derivative Liabilities	(28)	(5,185)	(11)	(5,224)

Portfolio Investments	3,970	4,579	356	8,905

2025 Total	3,945	5,478	348	9,771

	2024

Derivative Assets	8	4,503	20	4,531

Derivative Liabilities	(1)	(6,762)	(118)	(6,881)

Portfolio Investments	3,869	3,416	96	7,381

2024 Total	3,876	1,157	(2)	5,031

There were no transfers between levels during 2025 and 2024.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market factors. Market risk encompasses a variety of financial risks such as foreign exchange risk, interest rate risk and commodity price risk. The Province recognizes that it is subject to market risk primarily through foreign exchange and interest rate risk.

Consolidated Financial Statements, 2024–2025	69

Foreign Currency Risk

Foreign currency or exchange rate risk is the risk that foreign currency investments, debt principal and interest payments, as well as foreign currency transactions, will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts, including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most derivative contracts economically hedge the underlying debt by matching all the critical terms to achieve effectiveness. The term of forward foreign exchange contracts used for hedging is usually shorter than the term of the underlying debt, however hedge effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The Province has elected to apply Section PS 2601.19A election (see Note 1e, Financial Instrument Gains and Losses) for i) economically hedged groups of financial instruments where the underlying instrument is hedged to term by multiple shorter term derivative instruments; and ii) derivatives denominated in foreign currency with a shorter term than the underlying provincial debt instrument being hedged.

The current market risk policy allows the amount of unhedged foreign currency debt principal, net of foreign currency holdings, to reach a maximum of 3.0 per cent of Total Debt Issued for Provincial Purposes and OEFC.

As at March 31, 2025, the respective unhedged levels for Total Debt issued for Provincial Purposes and OEFC were 0.1 and 0.0 per cent (2023–24, 0.1 and 0.0 per cent). As of March 31, 2025, unhedged debt was limited to debt issued in Swiss francs. A one-Swiss Rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in Swiss franc debt increasing by $11 million (2023–24, $9 million increase) and a corresponding remeasurement loss of $11 million (2023–24, losses of $9 million).

Total foreign exchange loss recognized in the Consolidated Statement of Operations for 2024–25 was $48 million (2023–24, a gain of $35 million), reflecting a $52 million loss for 2024–25 (2023–24, a gain of $40 million) for those instruments for which the Province has elected to apply Section PS 2601.19A, offset by a gain of $4 million (2023–24, a loss of $5 million) related to other foreign exchange and revaluation transactions.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Province is subject to interest rate risk through its debt, variable rate investments (i.e., bonds, fixed income securities), variable rate debts, and other long-term financing.

Interest and other debt servicing charges expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as net interest rate resetting exposure, which is the floating rate exposure, plus fixed rate debt maturing within the next 12-month period, net of liquid reserves as a percentage of Debt Issued for Provincial Purposes and OEFC debt, respectively.

70	Consolidated Financial Statements, 2024–2025

The current market risk policy limits net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. As at March 31, 2025, the net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt was 5.9 per cent and 32.1 per cent, respectively (2023–24, 7.0 per cent and 21.4 per cent).

If interest rates had been 100 basis points higher or lower and all other variables were held constant, the Province’s interest and other debt servicing charges for the year ended March 31, 2025 would increase/decrease by approximately $795 million (2024: increase/decrease by $712 million).

Interest Rate Risk As at March 31 ($ Millions)	2025		2024
	-100 Basis Points	100 Basis Points	-100 Basis Points	100 Basis Points

Decrease/(Increase) to Annual Deficit	795	(795)	712	(712)

Increase/(Decrease) to Remeasurement Gains	121	(121)	321	(308)

Liquidity Risk

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves — that is, cash and portfolio investments (Note 8) adjusted for collateral at levels that are expected to meet future cash requirements and give flexibility in the timing of issuing debt. The Province is subject to its liquidity risk through its accounts payable, derivatives, current portion of long-term debt, and long-term debt. To manage its liquidity risk, the Province performs extensive budgeting exercises, ongoing monitoring of its short-term cash flows, and has high liquid securities that can easily be converted to cash to ensure it meets all short-term obligations. Additionally, in some cases, the Province may have access to credit facilities or operating funds. Pledged assets are considered encumbered for liquidity purposes while collateral held, that can be sold or repledged, is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

Collateral

The Province has entered into securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, the Province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2025, the Province has pledged assets in the carrying amount of $788 million (2023–24, $3,079 million), which would be included in portfolio investments and/or cash and cash equivalents.

Consolidated Financial Statements, 2024–2025	71

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Province is subject to credit risk through its cash and cash equivalents, accounts receivable, loans receivable, portfolio investments and other financial assets. The Province holds cash accounts in federally regulated chartered banks.

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, as at March 31, 2025.

Credit Risk Exposure As at March 31 ($ Millions)	2025	2024

Gross Credit Risk Exposure	6,450	4,839

Less: Netting	(5,123)	(4,154)

Net Credit Risk Exposure	1,327	685

Less: Collateral Received	(1,213)	(670)

Net Credit Risk Exposure (Net of Collateral)	114	15

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high-credit-quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (master agreements) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the Province would incur if every counterparty to which it had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss after the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to the Province after mitigation by the collateral received from counterparties.

72	Consolidated Financial Statements, 2024–2025

4.  Other Long-Term Financing

Other Long-Term Financing comprises the total debt of the BPS organizations and obligations under P3 arrangements using the financial liability model.

Other Long-Term Financing of $19.2 billion as at March 31, 2025 (2023–24, $18.0 billion), includes BPS Debt of $6.1 billion (2023–24, $5.7 billion) and P3 Obligations of $13.1 billion (2023–24, $12.3 billion). The following table presents the maturity schedule of other long-term financing by type of financing.

Other Long-Term Financing As at March 31 ($ Millions)				2025	2024

Type of Financing	BPS Debt	[1]	P3 Obligations	Total	Total

Maturing in:

2024–25	–		–	–	4,449

2025–26	1,536		3,520	5,056	946

2026–27	407		1,055	1,462	665

2027–28	298		1,604	1,902	1,807

2028–29	253		627	880	523

2029–30	214		283	497	–

1–5 years	2,708		7,089	9,797	8,390

Year 6 and thereafter	3,353		6,046	9,399	9,635

Total	6,061		13,135	19,196	18,025

[1]

Interest on BPS debt is included in Interest and Other Debt Servicing Charges. The effective interest rate for BPS debt by each arrangement ranges from 0 per cent to 19 per cent (2023–24, 0 per cent to 10 per cent).

P3 contracts under the financial liability model mainly consist of construction or betterment projects related to transportation infrastructure, such as GO rail expansion and highways, and buildings, such as hospitals, prisons, and complexes (see Note 9 on Tangible Capital Assets). Under P3 contracts, payments by the Province cover the capital portion related to the cost of the infrastructure assets and certain contracts also cover the service portion related to the operating and maintenance cost over the term of the P3 arrangements.

Consolidated Financial Statements, 2024–2025	73

5. Deferred Revenue and Capital Contributions

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2025	2024

Deferred Revenue:

Broader Public Sector Organizations	3,723	4,668

Teranet Inc.	746	764

Other[1]	1,868	2,002

Total Deferred Revenue	6,337	7,434

Deferred Capital Contributions	10,404	10,009

Total	16,741	17,443

[1]	Includes $128 million (2023–24, $131 million) related to P3 performance obligations measured under the user-pay model.

In 2010–11, the Province renewed its long-standing business partnership with Teranet Inc. (Teranet) by extending Teranet’s exclusive licences to provide electronic land registration and writs services in the Province for an additional 50 years. The Province received approximately a $1.0 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

P3 assets under the P3 user-pay model include buildings and transportation infrastructure. The Province has the rights to receive the P3 assets at the end of the P3 arrangements. Certain P3 contracts include renewal options or termination options.

74	Consolidated Financial Statements, 2024–2025

6.  Pensions and Other Employee Future Benefits

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and the Provincial Judges’ Pension Plan (PJPP), and a joint sponsor of the Ontario Public Service Employees Union Pension Plan (OPSEUPP) and the Ontario Teachers’ Pension Plan (OTPP). In addition to the provincially sponsored plans, the Province also reports in its consolidated financial statements pension benefits for employees in the hospital and colleges sectors, which are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP), respectively.

As permitted under Canadian public sector accounting standards, the Province elects to use an earlier pension measurement date, December 31, in preparing the consolidated financial statements as at March 31, as long as no significant changes relevant to the valuation of the plans occurs between these two dates. The Province has applied this reporting practice consistently.

Pensions and Other Employee Future Benefits Liability (Asset)

As at March 31 ($ Millions)	2025	2024	2025	2024	2025	2024

	Pensions	Pensions	Other Employee Future Benefits	Other Employee Future Benefits	Total	Total

Obligation for Benefits	185,048	175,970	12,043	11,469	197,091	187,439

Less: Plan Fund Assets	(245,882)	(231,819)	(769)	(723)	(246,651)	(232,542)

(Excess)/Deficiency of Assets Over Obligations[1,2]	(60,834)	(55,849)	11,274	10,746	(49,560)	(45,103)

Unamortized Actuarial Gains (Losses)	21,874	23,394	1,430	1,655	23,304	25,049

Accrued Liability (Asset)	(38,960)	(32,455)	12,704	12,401	(26,256)	(20,054)

Valuation Allowance[3]	39,992	33,837	–	–	39,992	33,837

Total Liability	1,032	1,382	12,704	12,401	13,736	13,783

[1]

This amount comprises $64,212 million (2023–24, $57,688 million) pertaining to pension plans with excess assets over obligations; and $3,378 million (2023–24, $1,839 million) pertaining to pension plans with excess obligations over assets.

[2]	All other employee future benefits have excess obligations over assets.
[3]	The valuation allowance is related to the net pension assets for the OTPP, OPSEUPP, HOOPP and CAATPP.

Consolidated Financial Statements, 2024–2025	75

Pensions and Other Employee Future Benefits Expense
For the year ended March 31 ($ Millions)	2025	2025	2025	2024

	Pensions	Other Employee Future Benefits	Total	Total

Cost of Benefits	4,925	1,568	6,493	6,028

Amortization of Actuarial (Gains) Losses	(2,563)	(124)	(2,687)	(2,376)

Cost on Plan Amendment or Curtailment	247	–	247	–

Recognition of Unamortized Experience Gains	(247)	–	(247)	–

Employee and Other Employers’ Contributions	(510)	–	(510)	(476)

Interest (Income) Expense	(3,526)	305	(3,221)	(2,768)

Change in Valuation Allowance[1]	6,154	–	6,154	5,222

Total	4,480	1,749	6,229	5,630

[1]	The valuation allowance is related to the net pension assets for OTPP, OPSEUPP, HOOPP and CAATPP.

Pensions and Other Employee Future Benefits Expense by Plan and by Type
For the year ended March 31 ($ Millions)	2025	2024

Ontario Teachers’ Pension Plan[1]	1,684	1,652

Public Service Pension Plan[2]	424	291

Ontario Public Service Employees Union Pension Plan[2]	299	261

Healthcare of Ontario Pension Plan[3]	1,684	1,562

Colleges of Applied Arts and Technology Pension Plan[4]	307	315

Provincial Judges’ Pension Plan[2]	82	103

Total Pensions	4,480	4,184

Other employee future benefits – Retirement benefits[2]	1,749	1,446

Total Pensions and Other Employee Future Benefits[5]	6,229	5,630

[1]	The OTPP expense is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4.
[2]

The PSPP, OPSEUPP and PJPP Pension expense and Other Employee Future Benefits — Retirement Benefits expense for Ontario Public Services employees are included in the Other expense in the Consolidated Statement of Operations and are classified under Employee and Pensioner Benefits under Treasury Board Secretariat in Schedule 4.

[3]	The HOOPP pension expense is included in the Health expense in the Consolidated Statement of Operations.
[4]	The CAATPP pension expense is included in the Postsecondary Education expense in the Consolidated Statement of Operations.
[5]	Total Pensions and Other Employee Future Benefits expense is reported in Schedule 3.

76	Consolidated Financial Statements, 2024–2025

Pensions

PSPP, OPSEUPP and OTPP are contributory defined benefit plans that provide the Province’s employees, as well as elementary and secondary school teachers and administrators, with a defined amount of retirement income based on a formula. The formula takes into account a member’s best five-year average salary and length of service. The retirement benefits are indexed to changes in the Consumer Price Index to provide protection against inflation. The plan benefits are financed by contributions from plan members and the Province, as well as investment earnings. Plan members normally contribute 8 to 12 per cent of their salaries to these plans. The Province either matches these contributions or makes contributions based on actuarial reports, depending on the funding structure of each plan. The obligations for benefits and the plan fund assets for OTPP and OPSEUPP exclude those employers not consolidated by the Province.

The PJPP is comprised of a funded registered defined benefit pension plan and an unfunded supplemental defined benefit pension plan, as well as a partially funded retirement compensation arrangement (RCA), for eligible judges whose pension benefits under the PJPP registered plan are limited by the federal Income Tax Act or federal Tax Regulations. PJPP provides eligible judges with a defined amount of retirement income based on a formula that takes into account an amount equal to 2 per cent of the judge’s average salary for their final three years of service. Plan members normally contribute 7 per cent of their salary to this plan.

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan (PSSBP) and the Ontario Teachers’ Retirement Compensation Arrangement. The PSSBP was converted to an RCA, effective January 1, 2022, which provides additional pension benefits to members whose contribution and benefits under PSPP are limited by the federal Income Tax Act. The Ontario Pension Board acts as administrator of the RCA, trustee of the RCA assets and oversees the investments of the RCA. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

HOOPP is a multi-employer pension plan covering employees of the Province’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Ontario College Application Services and the Ontario College Library Services. Both plans are accounted for as multi-employer defined benefit plans that provide eligible members with a retirement income based on a formula. Like the plans that are sponsored by the government, the formula takes into account a member’s best five-year average salary and length of service in the plan. The plan benefits are financed by contributions from participating members and employers and by investment earnings. The Province records a percentage of the net obligations of HOOPP and CAATPP based on the ratio of employer to employee contributions.

The Province does not have unilateral control over the decisions regarding contribution levels or benefit changes for either the HOOPP or CAATPP multi-employer plans as it is not a member of the committees responsible for these decisions. Therefore, a valuation allowance is recorded to write down the net asset position in these plans, if any. The Province has applied a full valuation allowance against the net pension assets of the OTPP and OPSEUPP.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

Consolidated Financial Statements, 2024–2025	77

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP	CAATPP	PJPP

Province’s Best Estimates as of December 31, 2024

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	3.00%

Discount rate and expected rate of return on pension assets	6.25%	6.25%	6.25%	6.25%	6.25%	5.50%

Actual return on pension assets[1]	9.31%	8.00%	9.42%	9.46%	16.38%	7.04%

Accounting Actuarial Valuation as of December 31, 2024

Market value of pension fund assets[2,3] ($ millions)	129,515	34,261	12,723	59,090	10,349	545

Market-related value of assets[2] ($ millions)	128,049	35,436	12,659	59,434	9,764	540

Employer contributions[4] ($ millions)	1,695	860	328	1,685	332	73

Employee contributions[5] ($ millions)	2,099	617	322	1,379	332	7

Benefit payments[1] (including transfers to other plans) ($ millions)	3,986	1,922	651	1,845	321	77

Number of active members (approximately)	185,000	52,288	50,352	292,000	39,689	291

Average age of active members	44.9	44.8	43.6	42.0	46.9	57.1

Expected remaining service life of the employees (years)	13.9	11.1	12.1	11.6	14.2	11.6

Number of pensioners including survivors (approximately)	158,000	41,997	43,824	187,000	19,743	369

Province’s Best Estimates as of December 31, 2023

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	3.00%

Discount rate and expected rate of return on pension assets	6.25%	6.25%	6.25%	6.25%	6.25%	4.75%

Actual return on pension assets[1]	1.90%	2.81%	5.11%	8.96%	10.88%	4.45%

Accounting Actuarial Valuation as of December 31, 2023

Market value of pension fund assets[2,3] ($ millions)	120,499	31,894	11,911	54,459	8,844	505

Market-related value of assets[2] ($ millions)	120,092	34,558	11,979	55,854	8,825	511

Employer contributions[4] ($ millions)	1,643	841	282	1,562	306	66

Employee contributions[5] ($ millions)	1,643	518	268	1,269	306	7

Benefit payments[1] (including transfers to other plans) ($ millions)	3,764	1,810	632	1,739	294	68

Number of active members (approximately)	184,000	50,151	50,493	281,000	36,878	282

Average age of active members	44.9	44.8	43.6	43.0	47.2	57.7

Expected remaining service life of the employees (years)	14.3	10.8	12.1	13.4	14.0	11.1

Number of pensioners including survivors (approximately)	156,000	41,519	43,175	179,000	19,269	353

[1]	Figures may vary from pension plan’s published returns due to the Province’s best estimates.
[2]

Reflects the Province’s share, which excludes organizations not consolidated by Ontario. The government’s share of the risks and benefits under OTPP is 49.0 per cent (2023–24, 49.0 per cent), under PSPP is 100 per cent (2023–24, 100 per cent), under OPSEUPP is 47.4 per cent (2023–24, 47.4 per cent), under HOOPP is 48.0 per cent (2023–24, 48.4 per cent), under CAATPP is 40.5 per cent (2023–24, 41.2 per cent) and under PJPP is 100 per cent (2023–24, 100 per cent).

[3]	As at December 31, 2024, the pension fund assets includes $18,818 million (2023–24, $22,166 million) bonds and securities issued by the Province.
[4]

Employer contributions paid during the Province’s fiscal year. Employer contributions excludes employers’ contributions made by non-consolidated agencies participating in PSPP and OPSEUPP and excludes other employers’ contributions to OTPP. PSPP employer contributions includes special payments of $294 million (2023–24, $292 million).

[5]	Employee contributions paid during the calendar year excludes contributions of employees employed by non-consolidated agencies.

78	Consolidated Financial Statements, 2024–2025

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to eligible retired employees through a group insured benefit plan. Certain PSPP members and OPSEUPP members who had not accrued the minimum eligibility requirement of 10 years of pension service before January 1, 2017, are required to have 20 years of pension service and retire to an immediate unreduced pension to be eligible to receive the post-retirement insured benefits. Further, such eligible members who commenced receipt of a pension on or after January 1, 2017, have the option to either participate in the current legacy post-retirement insured benefits plan and pay 50 per cent of the premium costs, or to participate in the new retiree-focused post-retirement benefits plan, at no cost to the member.

Optional enrolment in the retiree-focused plan, at full cost to the retiree, is also available to employees hired before January 1, 2017, and who later retire to an immediate unreduced pension based on a minimum 10 years of pension service and employees hired on and after January 1, 2017, who later retire to an immediate unreduced pension based on a minimum 20 years of pension service.

The liability for non-pension retirement benefits of $9.3 billion as at March 31, 2025 (2023–24, $9.2 billion), is included in the Other Employee Future Benefits Liability. The expense for 2024–25 of $307 million (2023–24, $356 million) is included in the Other Employee Future Benefits Expense.

The discount rate used in the non-pension retirement benefits calculation for 2024–25 is 4.6 per cent (2023–24, 4.75 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2024–25 ranges from 2.75 per cent to 5.00 per cent (2023–24, 3.40 per cent to 6.84 per cent). The expected average remaining service life of the employees for non-pension retirement benefits is 13.8 years (2023–24, 13.8 years).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability.

For all other employees, subject to terms set out in collective agreements and in the Management Board of Cabinet Compensation Directive as applicable, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service, but less than five years, are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

The total post-employment benefits liability of $3.4 billion as at March 31, 2025 (2023–24, $3.2 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense of $1.4 billion in 2024–25 (2023–24, $1.1 billion) is included in the Other Employee Future Benefits Expense.

Consolidated Financial Statements, 2024–2025	79

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2024–25 is 4.25 per cent (2023–24, 4.50 per cent). The discount rate used by BPS organizations for the post-employment benefits in 2024–25 ranges from 2.72 per cent to 5.37 per cent (2023–24, 3.40 per cent to 4.80 per cent).

7.  Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2025	2024

Liabilities for Asset Retirement Obligations	4,348	4,296

Liabilities for Contaminated Sites	2,585	2,517

Other Pension Liabilities	145	142

Other Funds and Liabilities	2,291	2,429

Total	9,369	9,384

Liabilities for Asset Retirement Obligations

The Province records liabilities related to the legal obligations where the Province is obligated to incur costs to retire a tangible capital asset. A liability of $4.3 billion as at March 31, 2025 (2023–24, $4.3 billion) has been recorded for activities to fulfill the obligation based on estimation for the cost of these activities.

A significant part of asset retirement obligations results from the removal and disposal of designated substances such as asbestos from provincial buildings, and closure and post closure activities related to solid waste landfill sites. When recording the liability for assets in productive use, the estimated cost and subsequent changes to the estimate are capitalized and amortized over the asset’s useful life. For assets that are not in productive use, these costs are expensed.

To estimate the liability for asbestos and other designated substances in provincial buildings, assessment reports that include the type and quantity of the substances are used with experience and expert advice to determine the cost of retiring the substance. For buildings without an assessment, an estimate is based on the cost for similar buildings until more asset specific data is available.

To estimate the solid waste landfill liability, site closure plans are used to estimate the closure and post-closure costs. Before a closure plan is approved, information on the site is used to predict the activities that will be required to close, maintain and monitor the site, based on the experience related to other sites considering the content and condition of the site based on operational monitoring and reporting. These activities, such as capping or ground water monitoring, are costed using rates determined though experience and expert advice.

The Province discounts significant obligations that have reliable cash flow projections, and are estimated using the present value of future cash flows, otherwise they are recorded at current cost. The discount rate used reflects the risks specific to the asset retirement liability and the entity that will settle the liability. Subsequently, accretion of the discounted liability due to the passage of time is recorded as an in-year expense. During the year, for the asset retirement obligations that used present value techniques to measure the liabilities, the discount rate utilized ranged from 2.6 per cent to 4.7 per cent (2023–24, 3.0 per cent to 5.1 per cent).

80	Consolidated Financial Statements, 2024–2025

A reconciliation of the beginning and ending aggregated carrying amount of the ARO liability is as below:

Liabilities for Asset Retirement Obligations As at March 31 ($ Millions)	2025	2024

Liabilities for Asset Retirement Obligations at Beginning of Year	4,296	4,095

Liabilities Incurred During the Year	30	61

Increase in Liabilities Reflecting Changes in the Estimate of Liabilities[1]	120	461

Increase in Liabilities due to Accretions[2]	21	23

Valuation and Other Adjustments	(37)	(298)

Liabilities Settled During the Year	(82)	(46)

Liabilities for Asset Retirement Obligations at End of Year[3]	4,348	4,296

[1]	Reflecting changes in the estimated cash flows and the discount rate.
[2]	Increase in the carrying amount of a liability due to the passage of time for those obligations the Province has discounted.
[3]

As at March 31, 2025, approximately 87 per cent (2023–24, 86 per cent) of liabilities for asset retirement obligations pertained to asbestos and other designated substances in buildings, with the remaining balance mainly related to solid waste landfills.

Liabilities for Contaminated Sites

The Province reports environmental liabilities related to the management and remediation of contaminated sites where it is obligated or likely obligated to incur such costs. A contaminated sites liability of $2.6 billion (2023–24, $2.5 billion) for 277 sites (2023–24, 271 sites) has been recorded based on environmental assessments or estimations for those sites where an assessment has not been conducted.

The Province’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites, including mine sites. Any changes to the Province’s liabilities for contaminated sites will be accrued in the year in which they are assessed as likely and measurable.

Other Pension Liabilities

Other pension liabilities include pension and benefit funds related to the Justice of the Peace, the Deputy Ministers, OPSEU and the Associate Judges Supplemental Pension Plan.

Other Funds and Liabilities

Other Funds and Liabilities include externally restricted funds and other long-term liabilities.

Consolidated Financial Statements, 2024–2025	81

8.	Portfolio Investments

Portfolio Investments As at March 31 ($ Millions)	2025			2024

	Cost/ Amortized Cost	Fair Value	Carrying Value	Carrying Value

Bonds	6,205	2,862	9,067	16,555

Add: Bonds Purchased under Resale Agreements	16,874	2	16,876	6,500

Less: Bonds Sold under Repurchase Agreements	(1,831)	–	(1,831)	(3,476)

Total Bonds	21,248	2,864	24,112	19,579

Deposits and GICs	1,327	3,574	4,901	4,259

Other[1]	820	2,468	3,288	2,081

Total Portfolio Investments	23,395	8,906	32,301	25,919

[1]	Includes equity instruments quoted in active markets with market value of $640 million (2023–24, $619 million).

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Other portfolio investments’ carrying value primarily consists of $2,200 million (2023–24, $1,165 million) pooled funds and $801 million (2023–24, $766 million) equity securities.

82	Consolidated Financial Statements, 2024–2025

9.  Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)

	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2025	2024

Cost

Opening Balance	22,634	120,718	65,447	17,532	11,341	13,647	251,319	235,143

Additions	2,423	8,603	9,017	1,333	1,279	1,890	24,545	18,713

Disposals	(9)	(256)	(716)	(366)	(560)	(39)	(1,946)	(2,977)

Revaluation	–	60	8	–	–	27	95	440

Closing Balance	25,048	129,125	73,756	18,499	12,060	15,525	274,013	251,319

Accumulated Amortization

Opening Balance	–	47,386	17,733	13,317	7,341	3,911	89,688	84,626

Additions	–	3,743	2,139	959	1,052	454	8,347	7,969

Disposals	–	(167)	(715)	(317)	(557)	(32)	(1,788)	(2,907)

Closing Balance	–	50,962	19,157	13,959	7,836	4,333	96,247	89,688

Net Book Value

2025	25,048	78,163	54,599	4,540	4,224	11,192	177,766	–

2024	22,634	73,332	47,714	4,215	4,000	9,736	–	161,631

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, as well as land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings include administrative and service structures, dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mostly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2025, is $51.6 billion (2023–24, $42.0 billion). Capitalized interest for the fiscal year 2024–25 is $1,221 million (2023–24, $978 million). The cost of tangible capital assets under capital leases is $1,019 million (2023–24, $1,015 million), and their accumulated amortization is $506 million (2023–24, $469 million).

Amortization expense for the fiscal year 2024–25 totalled $8.3 billion (2023–24, $8.0 billion).

Consolidated Financial Statements, 2024–2025	83

10. Tobacco Settlement

On March 6, 2025, the Ontario Superior Court of Justice approved a $32.5 billion settlement agreement in Canada under the Companies’ Creditors Arrangement Act arising from several legal claims against three major tobacco manufacturers, including compensation for smoking-related health care costs incurred by provincial and territorial governments. The Province is owed approximately $7.1 billion under this agreement. This receivable represents non-recurring revenue recorded in 2024–25. The net present value of the receivable is $3.4 billion calculated based on a discount rate which reflects the Province’s expected rate of return and the transaction-specific risks tied to this receivable such as the uncertainty of payments contingent on the companies’ long-term profitability.

On August 29, 2025, the Province received the upfront payment of $1.9 billion from the tobacco companies in accordance with the stipulations set out in the settlement agreement established on March 6, 2025. The remaining $5.2 billion will be paid in future annual instalments over approximately the next 30 years, based on a percentage of the tobacco companies’ after-tax income, until the total amount is paid.

11. Contingent Liabilities

Obligations Guaranteed by the Province

Loan guarantees include guarantees or indemnifications provided by the Province or government organizations. The authorized limit for loans guaranteed by the government as at March 31, 2025, was $1.8 billion (2023–24, $1.8 billion). The outstanding loans guaranteed amounted to $0.6 billion as at March 31, 2025 (2023–24, $0.5 billion).

Loan Guarantees For the year ended March 31 ($ Millions)	2025		2024

	Maximum Guarantee Authorized	Guaranteed Loans Outstanding	Maximum Guarantee Authorized	Guaranteed Loans Outstanding

Ministries

Agriculture, Food and Rural Affairs	206	86	146	75

Finance	1,001	286	1,001	305

Municipal Affairs and Housing	15	15	–	–

	1,222	387	1,147	380

Consolidated entities

Ontario Power Generation Inc.	–	–	32	–

Hydro One Limited	240	–	325	–

	240	–	357	–

Broader Public Sector Organizations	340	186	295	153

Total	1,802	573	1,799	533

84	Consolidated Financial Statements, 2024–2025

Ontario Nuclear Funds Agreement

Under the Ontario Nuclear Funds Agreement (ONFA), the Province is liable to make payments, should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

In addition, under ONFA, the government guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

An agreement between the Canadian Nuclear Safety Commission (CNSC), the Province and OPG gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA.

Claims Against the Crown

There are claims outstanding against the Crown, of which 69 (2023–24, 56) are for amounts over $50 million. These claims arise from legal action or potential legal action, either in progress or threatened, in respect of Aboriginal treaty rights and land claims, breach of contract, injury to persons, negligence and like items. The cost to the Province, if any, cannot be determined because the financial outcome of these actions is uncertain. For a detailed listing of claims against the ministries, refer to the Ministry Statements and Schedules, “Claims Against the Crown.”

Contaminated Sites

The Province has identified a total of 155 sites (2023–24, 159 sites) where the Province may be responsible for any resulting clean-up costs. However, a liability has not been recorded for these sites at the financial reporting date because it is unclear if the government is responsible for those sites, or the amounts of the liabilities cannot be estimated. Of these sites, there are 110 sites (2023–24, 108 sites) whereby it is indeterminable whether the government is responsible, resulting in a potential liability of $389 million (2023–24, $428 million).

Tax Assessments

The Province signed a Memorandum of Agreement with the Government of Canada to transition to a single administration for corporate tax for tax years ending after December 31, 2008. As part of the agreement, the Canada Revenue Agency (CRA) is also responsible for the administration of audit activities, taxpayer objections and any appeals that may arise from objections for 2008 and prior tax years. The cost to the Province cannot be reasonably estimated as the outcome of these objections and appeals are uncertain.

Land and Land-Related Claims

A land or land-related claim is a formal allegation made by an Indigenous community that it is legally entitled to land, financial payment or other compensation. Currently, 58 land claims for 2024–25 (2023–24, 57 land claims) are under negotiation, accepted for negotiation or under review. A liability is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

Consolidated Financial Statements, 2024–2025	85

Credit Union Deposit Insurance

In the event that the credit unions have insufficient funds, the government can provide financing. In accordance with the Credit Unions and Caisses Populaires Act, 2020, the Financial Services Regulatory Authority of Ontario (FSRA) administers the Deposit Insurance Reserve Fund (DIRF) which provides deposit protection coverage to eligible credit union depositors and also provides financial support to credit unions. Credit unions have advertised that depositors are covered up to $250,000 of eligible deposits, plus all insurable deposits in registered accounts with each member credit union. FSRA has a $2.0 billion revolving credit facility in place with the Ontario Financing Authority for the purposes of mitigating potential liquidity risk in the Ontario credit union sector, including situations where one or more credit unions may require financial support beyond the support available from the DIRF. The credit facility was put in place for a one-year term on December 19, 2023 with options to extend it for up to an additional two years (renewed on December 18th, 2024). The first renewal was exercised on December 18, 2024. Interest would accrue at the three-month Ontario Treasury Bill Rate plus 0.788 per cent, compounded quarterly. No amounts have been drawn under this facility as at March 31, 2025 (March 31, 2024, $NIL).

Other Contingencies

Other contingencies for this year are $72 million (2023–24, $68 million), including items such as letters of credit and lines of credit for consolidated entities.

12.a. Contractual Obligations

Contractual Obligations as at March 31 ($ Millions)			Minimum Payments to be made in:
	2025	2024 Restated	2026	2027	2028	2029	2030	2031 and thereafter

Transfer Payments	38,240	34,735	12,610	3,763	2,248	1,703	1,361	16,555

Public Private Partnership Contracts[1]	41,932	40,433	4,620	3,561	3,170	1,773	3,014	25,794

Ontario Power Generation	3,667	1,575	1,609	614	334	258	223	629

Leases[2]	4,483	3,864	681	592	480	385	306	2,039

Construction Contracts	9,187	7,178	4,352	2,283	988	721	123	720

Other	30,070	24,726	21,168	1,745	1,363	1,045	2,265	2,484

Total Contractual Obligations[2]	127,579	112,511	45,040	12,558	8,583	5,885	7,292	48,221

[1]

The majority of 2025 P3 contracts relate to Metrolinx (65 per cent, 2023–24, 68 per cent) and Hospitals (20 per cent, 2023–24, 14 per cent) projects. In some P3 contracts, the annual service payments which represent operating and maintenance costs are indexed to inflationary increase.

[2]	2024 figure is restated to exclude capital leases that were included for 2023–24.

The contractual obligations represent the unperformed capital and operating portion of contracts and will become liabilities in the future when the terms of the contracts are met.

86	Consolidated Financial Statements, 2024–2025

b. Contractual Rights

Contractual Rights as at March 31 ($ Millions)	2025	2024 Restated	2026	2027	2028	2029	2030	2031 and thereafter

Transfer Payments[1]	6,336	5,583	2,694	1,624	1,103	252	330	333

Royalties/Licences	27	28	27	–	–	–	–	–

Leases	1,028	1,054	70	66	68	60	51	713

Construction Contracts	1,463	1,618	469	142	126	81	210	435

Other	126	164	111	8	1	1	–	5

Total Contractual Rights[1]	8,980	8,447	3,371	1,840	1,298	394	591	1,486

[1]	2024 figure is restated to include transfer payment contracts omitted for 2023–24.

Contractual rights are certain in nature, and they will become assets in the future when the terms of the contracts are met.

In May 2010, the Province reached a deal with Teranet to provide a 50-year extension to its original agreement in exchange for $1.0 billion cash up front (see Note 5). As part of the new agreement, Teranet has agreed to pay the Province annual royalty payments beginning in 2017 and ending in 2067. The royalty payments are contingent upon Teranet’s financial performance. The Province recognized $26.9 million in revenue relating to royalty payments pertaining to the contractual rights from Teranet in 2024–25 (2023–24, $26.8 million). Royalty payments for 2026 and thereafter could not be estimated as they are based on percentages of various eligible Teranet revenues such as value-added product revenue, registration revenue and ancillary revenue.

The Province has ongoing legally binding contracts or agreements in place that enable it to receive royalty payments or licence fees in exchange for allowing industry operators to extract natural resources in Ontario (i.e., water power, Crown timber stumpage, petroleum resources offshore and aggregate materials like sand and gravel) pursuant to provincial legislation. Royalty payments for 2025 and thereafter could not be estimated as they are based on unknown volumes of harvested resources.

13.	Trusts Under Administration

The following trusts under administration are not included in the Province’s Consolidated Financial Statements.

The Workplace Safety and Insurance Board (WSIB) is responsible for administering the Workplace Safety and Insurance Act, 1997, which establishes a no-fault insurance scheme that provides benefits to workers who experience workplace injuries or illnesses.

The Office of the Public Guardian and Trustee for Ontario (OPGT) delivers a unique and diverse range of services that safeguard the legal, personal and financial interests of certain private individuals and estates. It also plays an important role in helping to protect charitable property in the Province.

Consolidated Financial Statements, 2024–2025	87

Summary financial information from the most recent consolidated financial statements of trust funds under administration is provided below. The financial statements of the WSIB and the OPGT have been prepared in accordance with IFRS.

Trusts Under Administration ($ Millions)	Workplace Safety and Insurance Board (WSIB) As at December 31		The Public Guardian and Trustee for the Province of Ontario As at March 31

	2024	2023	2025	2024

Assets	41,774	38,164	3,335	3,068

Liabilities	34,933	33,050	130	129

Net Assets	6,841	5,114	3,205	2,939

Fund Balance Attributable to WSIB Stakeholders	6,620	5,114	–	–

Fund Balance	–	–	3,205	2,939

Unfunded liabilities of trusts under administration are not included in the Province’s Consolidated Financial Statements as it is intended that they will be discharged by external parties.

14. Related Party Disclosures and Inter-Entity Transactions

The Province of Ontario enters into transactions with parties within the reporting entity, including provincial Crown corporations, agencies, boards, commissions and government not-for-profit organizations, in the normal course of operations. These inter-entity transactions are those conducted between related parties with common control or ownership, are recorded at the exchange value, and have been eliminated for purposes of consolidated reporting.

Related party transactions can also include transactions with entities outside the reporting entity where a member of the Province’s key management personnel, or their spouse or dependant, is key management personnel of the counterparty to a transaction with the Province. As key management personnel, they govern or share the power to determine the ongoing financial and operating decisions of that counterparty. The Province’s key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the government, and have been identified as ministers, associate ministers and deputy ministers for the purpose of this reporting.

The Province has a wide variety of controls in place to ensure that key management personnel do not enter into transactions with related parties. For 2024–25 there were no transactions between related parties which occurred at a value materially different from that which would have been arrived at if the parties were unrelated.

88	Consolidated Financial Statements, 2024–2025

15. Subsequent Events

Robinson Superior Treaty

After the Crown determined past compensation on January 27, 2025 to be $3.6 billion and Ontario agreed to pay half ($1.8 billion), the Robinson Superior Treaty (RST) Plaintiffs applied for a review of the Crown’s exercise of discretion before the Ontario Superior Court, as contemplated by the Supreme Court’s decision in Restoule. This review hearing was held in June 2025 and the decision is under reserve.

On May 21, 2025, the Court made an Order on consent of all parties setting out the amounts to be paid to each beneficiary First Nation from the total $3.6 billion. Ontario paid the amounts owing as set out in the Court’s May 21, 2025 Order. In addition, payment of Ontario’s portion for the additional legal costs was made on May 31, 2025. There are six First Nations in the RST area who assert that they are not parties/beneficiaries to the RST and continue to hold Aboriginal title. These claims for Aboriginal title are the subject of ongoing negotiations among each of the Contingent Interest First Nations, respectively, and Canada and Ontario. As contemplated in the Court’s May 21, 2025 Order, the Contingent Interest First Nations have not confirmed they are beneficiaries under the RST but may elect to do so in future. If they do so, they will receive their portion of the Order.

16. Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by OPG and the Province to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Province’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (or Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Remeasurement Gains and Losses. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds recorded unrealized gains in 2024–25 of $195 million (2023–24, $1,138 million) that resulted in an increase in Investment in Government Business Enterprises and a corresponding decrease in Net Debt and Remeasurement Gains or Losses.

Consolidated Financial Statements, 2024–2025	89

17. Accounting Changes and Reclassifications

The tables below summarize the effects of accounting changes and reclassifications for the year ended March 31, 2025.

A. Presentation of Interest and Investment Income

Effective April 1, 2024, interest and investment income is presented separately from the interest and other debt servicing charges expense. Previously, the interest on debt was presented net of interest and investment income. It has been renamed “Interest and other debt servicing charges” to more accurately reflect the expenses incurred to deliver an effective, cost-efficient borrowing program. The definition of interest and other debt servicing changes is included in Note 1(e). The presentation change does not affect the Province’s annual deficit or accumulated deficit. Comparative actual results for 2023–24 and the 2024–25 Budget have been reclassified to reflect the revised presentation on the Consolidated Financial Statements.

B. Corporations Tax Revenue

Effective April 1, 2024, the Province has implemented a change in its accounting policy regarding the calculation of accrued Corporations Tax revenue. The estimation methodology has been refined to more accurately reflect accrued Corporations Tax revenue. Comparative actual results for 2023–24 and the 2024–25 Budget have been restated to reflect the change on the Consolidated Financial Statements. The accounting policy disclosures related to this change are included in Note 1(e).

C. Reclassifications

All presentations of results by sector for the prior year comparatives have been reclassified to be reflected on the same basis as those used to report the current year actual.

90	Consolidated Financial Statements, 2024–2025

Province of Ontario Consolidated Statement of Operations

For the year ended March 31 ($ Millions)	2023–24 Reported	(A)	(B)	(C)	2023–24 Restated

Revenue

Personal Income Tax	50,773	–	–	–	50,773

Sales Tax	39,864	–	–	–	39,864

Corporations Tax	23,140	–	(46)	–	23,094

Employer Health Tax	8,581	–	–	–	8,581

Education Property Tax	5,810	–	–	–	5,810

Ontario Health Premium	5,008	–	–	–	5,008

Gasoline and Fuel Taxes	2,137	–	–	–	2,137

Other Taxes	6,547	–	–	–	6,547

Total Taxation	141,860	–	(46)	–	141,814

Transfers from Government of Canada	34,336	–	–	–	34,336

Fees, Donations and Other Revenues from Broader Public Sector Organizations	13,071	–	–	–	13,071

Income from Investment in Government Business Enterprises	7,427	–	–	–	7,427

Interest and Investment Income	–	3,085	–	–	3,085

Other	9,242	–	–	–	9,242

Total Revenue	205,936	3,085	(46)	–	208,975

Expense

Health	85,458	–	–	–	85,458

Education	38,810	–	–	–	38,810

Children’s and Social Services	19,476	–	–	(64)	19,412

Interest and Other Debt Servicing Charges	11,376	3,085	–	–	14,461

Postsecondary Education	13,235	–	–	–	13,235

Justice	6,037	–	–	–	6,037

Other Programs	32,191	–	–	64	32,255

Total Expenses	206,583	3,085	–	–	209,668

Reserve	–	–	–	–	–

Annual Deficit	(647)	–	(46)	–	(693)

Consolidated Financial Statements, 2024–2025	91

Province of Ontario Consolidated Statement of Operations

For the year ended March 31 ($ Millions)	2024–25 Budget	(A)	(B)	(C)	2024–25 Budget Reclassified

Revenue

Personal Income Tax	51,936	–	–	–	51,936

Sales Tax	38,832	–	–	–	38,832

Corporations Tax	24,915	–	–	–	24,915

Employer Health Tax	8,720	–	–	–	8,720

Education Property Tax	5,831	–	–	–	5,831

Ontario Health Premium	5,014	–	–	–	5,014

Gasoline and Fuel Taxes	2,576	–	–	–	2,576

Other Taxes	6,863	–	–	–	6,863

Total Taxation	144,687	–	–	–	144,687

Transfers from Government of Canada	36,252	–	–	–	36,252

Fees, Donations and Other Revenues from Broader Public Sector Organizations	10,241	–	–	–	10,241

Income from Investment in Government Business Enterprises	6,786	–	–	–	6,786

Interest and Investment Income	–	2,551	–	–	2,551

Other	7,724	–	–	–	7,724

Total Revenue	205,690	2,551	–	–	208,241

Expense

Health	84,961	–	–	–	84,961

Education	39,306	–	–	–	39,306

Children’s and Social Services	19,926	–	–	–	19,926

Interest and Other Debt Servicing Charges	13,913	2,551	–	–	16,464

Postsecondary Education	12,189	–	–	–	12,189

Justice	5,878	–	–	–	5,878

Other Programs	38,323	–	–	–	38,323

Total Expenses	214,496	2,551	–	–	217,047

Reserve	1,000	–	–	–	1,000

Annual Deficit	(9,806)	–	–	–	(9,806)

92	Consolidated Financial Statements, 2024–2025

Province of Ontario Consolidated Statement of Financial Position

As at March 31 ($ Millions)	2024 Reported	A	B	C	2024 Restated

Liabilities

Accounts Payable and Accrued Liabilities	48,942	–	–	–	48,942

Debt	437,633	–	–	–	437,633

Other Long-Term Financing	18,025	–	–	–	18,025

Deferred Revenue and Capital Contributions	17,443	–	–	–	17,443

Pension and Other Employee Future Benefits	13,783	–	–	–	13,783

Derivative Liabilities	6,881	–	–	–	6,881

Other Liabilities	9,384	–	–	–	9,384

Total Liabilities	552,091	–	–	–	552,091

Financial Assets

Cash and Cash Equivalents	41,459	–	–	–	41,459

Portfolio Investments	25,919	–	–	–	25,919

Accounts Receivable	26,132	–	(1,792)	–	24,340

Loans Receivable	11,852	–	–	–	11,852

Derivative Assets	4,531	–	–	–	4,531

Other Assets	1,062	–	–	–	1,062

Investment in Government Business Enterprises	33,167	–	–	–	33,167

Total Financial Assets	144,122	–	(1,792)	–	142,330

Net Debt	(407,969)	–	(1,792)	–	(409,761)

Non-Financial Assets

Tangible Capital Assets	161,631	–	–	–	161,631

Prepaid Expenses and Other Non-Financial Assets	2,029	–	–	–	2,029

Total Non-Financial Assets	163,660	–	–	–	163,660

Accumulated Deficit	(244,309)	–	(1,792)	–	(246,101)

Accumulated Deficit is Comprised of

Accumulated Operating Deficit	(246,690)	–	(1,792)	–	(248,482)

Accumulated Remeasurement Gains	2,381	–	–	–	2,381

	(244,309)	–	(1,792)	–	(246,101)

Consolidated Financial Statements, 2024–2025	93

Province of Ontario Consolidated Statement of Change in Net Debt

For the year ended March 31 ($ Millions)	2023–24 Reported	A	B	C	2023–24 Restated

Annual Deficit	(647)	–	(46)	–	(693)

Acquisition of Tangible Capital Assets	(18,713)	–	–	–	(18,713)

Amortization of Tangible Capital Assets	7,969	–	–	–	7,969

Proceeds on Sale of Tangible Capital Assets	301	–	–	–	301

Gain on Sale of Tangible Capital Assets	(231)	–	–	–	(231)

Tangible Capital Assets cost change relating to Revaluation of Asset Retirement Obligations	(440)	–	–	–	(440)

Decrease in Prepaid Expenses and Other Non-Financial Assets	1,253	–	–	–	1,253

	(9,861)	–	–	–	(9,861)

Contribution Deficit - Ontario Power Generation	(2)	–	–	–	(2)

Equity Impact - IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs	271	–	–	–	271

Increase in Net Debt Excluding Net Remeasurement Gains/Loss	(10,239)	–	(46)	–	(10,285)

Net Remeasurement Gains	2,076	–	–	–	2,076

Increase in Net Debt	(8,163)	–	(46)	–	(8,209)

Net Debt at Beginning of Year	(399,806)	–	(1,746)	–	(401,552)

Net Debt at End of Year	(407,969)	–	(1,792)	–	(409,761)

Province of Ontario Consolidated Statement of Change in Accumulated Operating Deficit

For the year ended March 31 ($ Millions)	2023–24 Reported	A	B	C	2023–24 Restated

Accumulated Operating Deficit at Beginning of Year	(246,312)	–	(1,746)	–	(248,058)

Annual Deficit	(647)	–	(46)	–	(693)

Contribution Deficit - Ontario Power Generation	(2)	–	–	–	(2)

Equity Impact - IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs	271	–	–	–	271

Accumulated Operating Deficit at End of Year	(246,690)	–	(1,792)	–	(248,482)

94	Consolidated Financial Statements, 2024–2025

Province of Ontario Consolidated Statement of Cash Flow

For the year ended March 31 ($ Millions)	2023–24 Reported	A	B	C	2023–24 Restated

Operating Transactions

Annual Deficit	(647)	–	(46)	–	(693)

Non-Cash Items

Amortization of Tangible Capital Assets	7,969	–	–	–	7,969

Gain on Sale of Tangible Capital Assets	(231)	–	–	–	(231)

Contributed Tangible Capital Assets	(45)	–	–	–	(45)

Non-Cash Tangible Capital Assets Funded by Assets Swap	(7)	–	–	–	(7)

Income from Investment in Government Business Enterprises	(7,427)	–	–	–	(7,427)

Adjustment to Opening Accumulated Deficit – Corporations Tax Revenue and Receivables	–	–	(1,746)	–	(1,746)

In-Year Remeasurement Gains/(Losses) for Non-Government Business Enterprise Entities	996	–	–	–	996

Deferred Gain Adjustment from Government Business Enterprises	29	–	–	–	29

Cash Items

Increase in Accounts Receivable	(13,855)	–	1,792	–	(12,063)

Decrease in Loans Receivable	47	–	–	–	47

Increase in Accounts Payable and Accrued Liabilities	2,818	–	–	–	2,818

Decrease in Liability for Pensions and Other Employee Future Benefits	(347)	–	–	–	(347)

Increase in Other Liabilities	46	–	–	–	46

Increase in Deferred Revenue and Capital Contributions	211	–	–	–	211

Remittances from Investment in Government Business Enterprises	5,540	–	–	–	5,540

Decrease in Prepaid Expenses and Other Non-Financial Assets	1,253	–	–	–	1,253

Decrease in Other Assets	197	–	–	–	197

Cash Applied to Operating Transactions	(3,453)	–	–	–	(3,453)

Capital Transactions

Acquisition of Tangible Capital Assets	(17,769)	–	–	–	(17,769)

Proceeds from Sale of Tangible Capital Assets	301	–	–	–	301

Cash Applied to Capital Transactions	(17,468)	–	–	–	(17,468)

Investing Transactions

Portfolio Investments Purchased	(157,269)	–	–	–	(157,269)

Portfolio Investments Retired	165,363	–	–	–	165,363

Cash Provided by Investing Transactions	8,094	–	–	–	8,094

Financing Transactions

Long-Term Debt Issued	43,869	–	–	–	43,869

Long-Term Debt Retired	(26,790)	–	–	–	(26,790)

Adjustment for Unamortized Discounts, Premiums and Commissions for Long-Term Debt	(1,168)	–	–	–	(1,168)

Decrease in Short-Term Debt	(77)	–	–	–	(77)

Decrease in Other Long-Term Financing	(665)	–	–	–	(665)

Decrease in Derivative Liabilities	(804)	–	–	–	(804)

Decrease in Derivative Assets	40	–	–	–	40

Cash Provided by Financing Transactions	14,405	–	–	–	14,405

Net Increase in Cash and Cash Equivalents	1,578	–	–	–	1,578

Cash and Cash Equivalents at Beginning of Year	39,881	–	–	–	39,881

Cash and Cash Equivalents at End of Year	41,459	–	–	–	41,459

Cash	17,227	–	–	–	17,227

Cash Equivalents	24,232	–	–	–	24,232

Consolidated Financial Statements, 2024–2025	95

D. Comparative Figures

Certain comparative figures have been reclassified as necessary to conform to the 2024–25 presentation.

96	Consolidated Financial Statements, 2024–2025

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2024–2025	97

Province of Ontario Schedule 1: Revenue by Source

($ Millions)	2024–25 Budget	2024–25 Actual	2023–24 Actual Restated (Note 17)

Taxation

Personal Income Tax	51,936	55,701	50,773

Sales Tax	38,832	39,363	39,864

Corporations Tax	24,915	27,757	23,094

Employer Health Tax	8,720	9,061	8,581

Education Property Tax	5,831	5,887	5,810

Ontario Health Premium	5,014	5,221	5,008

Land Transfer Tax	3,881	3,736	3,538

Gasoline Tax	1,953	1,719	1,620

Tobacco Tax	771	693	813

Beer, Wine and Spirits Tax	576	530	593

Fuel Tax	623	514	517

Ontario Portion of the Federal Cannabis Excise Duty	379	390	346

Electricity Payments-In-Lieu of Taxes[1]	536	54	529

Other Taxes	720	891	728

	144,687	151,517	141,814

Transfers from Government of Canada

Canada Health Transfer	20,256	20,363	19,286

Canada Social Transfer	6,576	6,611	6,407

Canada-wide Early Learning and Child Care	3,292	2,800	2,031

Shared Health Priorities	836	1,204	935

Infrastructure Programs	1,185	1,124	609

Direct Transfers to Broader Public Sector Organizations	482	691	625

Labour Market Development Agreement	644	641	792

Equalization Payments	576	576	421

Aging with Dignity	461	464	462

Indian Welfare Services Agreement	342	338	332

Workforce Development Agreement	260	280	357

Early Learning and Child Care	211	210	208

National Strategy for Drugs for Rare Diseases	–	178	–

Social Housing	174	173	218

Bilingualism Development	99	151	187

Legal Aid – Criminal	50	77	71

Sustainable Canadian Agricultural Partnership	59	69	44

Youth Criminal Justice	67	68	67

Other	682	615	1,284

	36,252	36,633	34,336

[1]

2024–25 figure is net of a $343 million adjustment, reflecting the cumulative impact of the Ontario Electricity Financial Corporation’s change in reporting Electricity Payments-In-Lieu of Taxes revenue for past years prior to 2024–25, moving from the previous instalment-based method to a tax assessment-based approach.

98	Consolidated Financial Statements, 2024–2025

Province of Ontario Schedule 1: Revenue by Source (cont’d)

($ Millions)	2024–25 Budget	2024–25 Actual	2023–24 Actual Restated (Note 17)
Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	10,241	14,710	13,071
Income from Investment in Government Business Enterprises (Schedule 9)	6,786	7,465	7,427
Interest and Investment Income[2]	2,551	2,786	3,085

Other[1]

Sales and Rentals	1,546	1,630	1,566

Other Fees and Licences	1,390	1,601	1,370

Vehicle and Driver Registration Fees	1,181	1,232	1,222

Local Services Realignment	138	436	138

Royalties	295	297	319

Independent Electricity System Operator Revenue	267	261	248

Power Supply Contract Recoveries	44	40	41

Miscellaneous	2,863	7,553	4,338

	7,724	13,050	9,242

Total Revenue	208,241	226,161	208,975

[1]	Includes non-recurring revenue of $3.4 billion for tobacco settlement (see Note 10).
[2]	Includes $484 million of investment income (2023–24, $229 million) and $410 million interest income (2023–24, $650 million) from broader public sector organizations.

Consolidated Financial Statements, 2024–2025	99

Province of Ontario Schedule 2: Revenue by Sector[1]

Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Postsecondary Education[5]

For the year ended March 31 ($ Millions)	2025	2024 Restated (Note 17)	2025	2024 Restated (Note 17)	2025	2024 Restated (Note 17)	2025	2024 Restated (Note 17)

Revenue

Taxation (Schedule 1)	–	–	–	–	–	–	–	–

Transfers from Government of Canada (Schedule 1)	2,531	1,975	3,157	2,399	529	497	168	194

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	6,812	4,960	1,917	1,708	102	97	6,663	6,962

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	–	–

Interest and Investment Income (Schedule 1)	519	451	156	143	5	7	238	285

Other (Schedule 1)	1,362	458	96	209	271	282	270	173

Subtotal	11,224	7,844	5,326	4,459	907	883	7,339	7,614

Adjustments[1]	(308)	(270)	(133)	(139)	(27)	(43)	(340)	(245)

Total	10,916	7,574	5,193	4,320	880	840	6,999	7,369

[1]

Beginning in 2024–25, amounts for each sector are presented before eliminating inter-sector balances. Adjustments represent the elimination of these balances to derive the post-consolidated totals. Comparative figures for 2023–24 have been restated to conform to the adopted presentation.

[2]

The Health segment includes activities related to Ontario’s health care system. It includes providing medical, hospital and preventative care, and other health-related services, such as laboratories and diagnostic facilities. It also includes activities related to monitoring compliance and supporting the operation, development, and sustainability of the Province’s long-term care system. This includes the Ministry of Health and Ministry of Long-Term Care.

[3]

The Education segment includes activities related to overseeing Ontario’s publicly funded education systems (English, French and Catholic), from early childhood education through Grade 12, as well as the child care system, through legislation, policy, and funding models. This includes the Ministry of Education.

[4]

The Children’s and Social Services segment includes activities related to funding, designing and delivering programs and services to protect and support people in Ontario during times of need. This includes the Ministry of Children, Community and Social Services.

[5]

The Postsecondary Education segment includes activities related to overseeing Ontario’s postsecondary education system and supporting research and innovation. This includes the Ministry of Colleges and Universities.

100	Consolidated Financial Statements, 2024–2025

Province of Ontario Schedule 2: Revenue by Sector[1] (cont’d)

Sectors	Justice[6]		Other[7]		Adjustments[1]		Total

For the year ended March 31 ($ Millions)	2025	2024 Restated (Note 17)	2025	2024 Restated (Note 17)	2025	2024	2025	2024 Restated (Note 17)

Revenue

Taxation (Schedule 1)	–	–	151,517	141,814	–	–	151,517	141,814

Transfers from Government of Canada (Schedule 1)	247	231	30,001	29,040	–	–	36,633	34,336

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	–	–	–	–	(784)	(656)	14,710	13,071

Income from Investment in Government Business Enterprises (Schedule 9)	219	176	7,246	7,251	–	–	7,465	7,427

Interest and Investment Income	17	10	1,851	2,189	–	–	2,786	3,085

Other (Schedule 1)	4,742	1,320	7,155	7,573	(846)	(773)	13,050	9,242
Subtotal	5,225	1,737	197,770	187,867

Adjustments[1]	–	–	(822)	(732)	(1,630)	(1,429)

Total	5,225	1,737	196,948	187,135			226,161	208,975

[6]

The Justice segment includes activities related to administrating and delivering justice services to all communities in Ontario. It includes delivering of criminal, civil, and family court services, and providing legal services to the Province’s ministries, agencies, boards, and commissions. It also includes setting Ontario-wide police and fire standards, providing oversight, supporting crime prevention initiatives at a local and provincial level, as well as operating an adult corrections system. This includes the Ministry of the Attorney General and Ministry of the Solicitor General.

[7]

The Other segment includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Citizenship and Multiculturalism; Economic Development Job Creation and Trade; Energy; Environment, Conservation and Parks; Finance; Francophone Affairs; Indigenous Affairs; Infrastructure; Labour, Immigration, Training and Skills Development; Mines; Municipal Affairs and Housing; Natural Resources and Forestry; Northern Development; Public and Business Service Delivery; Seniors and Accessibility; Tourism, Culture and Sport; Transportation; Treasury Board Secretariat; the Board of Internal Economy; Executive Offices, and activities related to management of the Province’s investments, which cannot be allocated to any of the specifically described sector classifications.

Consolidated Financial Statements, 2024–2025	101

Province of Ontario Schedule 3: Expense by Sector [1]

Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Postsecondary Education[5]		Justice[6]

For the year ended March 31 ($ Millions)	2025	2024 Restated (Note 17)	2025	2024 Restated (Note 17)	2025	2024 Restated (Note 17)	2025	2024 Restated (Note 17)	2025	2024 Restated (Note 17)

Expense

Transfer Payments	40,759	36,455	5,154	4,472	18,424	17,203	6,289	5,559	881	657

Salaries and Wages	24,240	22,830	22,396	22,267	1,250	1,219	3,556	3,245	3,649	3,456

Services	8,168	7,886	2,278	2,136	804	751	2,215	2,383	1,313	1,241

Interest and Other Debt Servicing Charges	–	–	–	–	–	–	–	–	–	–

Supplies and Equipment	8,889	9,278	2,281	2,258	59	63	419	413	297	261

Employee Benefits	4,454	4,032	4,020	3,381	272	263	476	423	530	487

Amortization of Tangible Capital Assets	2,319	2,206	1,926	1,870	34	39	441	416	52	34

Pensions and Other Employee Future Benefits (Note 6)	2,275	2,153	2,004	1,900	35	37	331	325	100	84

Transportation and Communication	271	246	5	5	44	44	68	72	159	147

Power Supply Contract Costs	–	–	–	–	–	–	–	–	–	–

Other	480	517	64	586	110	76	453	415	841	259

Subtotal	91,855	85,603	40,128	38,875	21,032	19,695	14,248	13,251	7,822	6,626

Adjustments[1]	(224)	(145)	(69)	(65)	(296)	(283)	(102)	(16)	(598)	(589)

Total	91,631	85,458	40,059	38,810	20,736	19,412	14,146	13,235	7,224	6,037

[1]

Beginning in 2024–25, amounts for each sector are presented before eliminating inter-sector balances. Adjustments represent the elimination of these balances to derive the post-consolidated totals. Comparative figures for 2023–24 have been restated to conform to the adopted presentation.

[2]

The Health segment includes activities related to Ontario’s health care system. It includes providing medical, hospital and preventative care, and other health-related services, such as laboratories and diagnostic facilities. It also includes activities related to monitoring compliance and supporting the operation, development, and sustainability of the Province’s long-term care system. This includes the Ministry of Health and Ministry of Long-Term Care.

[3]

The Education segment includes activities related to overseeing Ontario’s publicly funded education systems (English, French and Catholic), from early childhood education through Grade 12, as well as the child care system, through legislation, policy, and funding models. This includes the Ministry of Education.

[4]

The Children’s and Social Services segment includes activities related to funding, designing and delivering programs and services to protect and support people in Ontario during times of need. This includes the Ministry of Children, Community and Social Services.

[5]

The Postsecondary Education segment includes activities related to overseeing Ontario’s postsecondary education system and supporting research and innovation. This includes the Ministry of Colleges and Universities.

[6]

The Justice segment includes activities related to administrating and delivering justice services to all communities in Ontario. It includes delivering of criminal, civil, and family court services, and providing legal services to the Province’s ministries, agencies, boards, and commissions. It also includes setting Ontario-wide police and fire standards, providing oversight, supporting crime prevention initiatives at a local and provincial level, as well as operating an adult corrections system. This includes the Ministry of the Attorney General and Ministry of the Solicitor General.

102	Consolidated Financial Statements, 2024–2025

Province of Ontario Schedule 3: Expense by Sector [1] (cont’d)

Sectors	Other[7]		Interest and Other Debt Servicing Charges[8]		Adjustments[1]		Total

For the year ended March 31 ($ Millions)	2025	2024 Restated (Note 17)	2025	2024 Restated (Note 17)	2025	2024	2025	2024 Restated (Note 17)

Expense

Transfer Payments	21,858	16,683	–	–	(883)	(735)	92,482	80,294

Salaries and Wages	4,422	4,084	–	–	–	–	59,513	57,101

Services	4,041	4,139	–	–	(522)	(490)	18,297	18,046

Interest and Other Debt Servicing Charges	–	–	15,122	14,461	–	–	15,122	14,461

Supplies and Equipment	355	486	–	–	(19)	(1)	12,281	12,758

Employee Benefits	656	602	–	–	–	–	10,408	9,188

Amortization of Tangible Capital Assets	3,575	3,404	–	–	–	–	8,347	7,969

Pensions and Other Employee Future Benefits (Note 6)	1,484	1,131	–	–	–	–	6,229	5,630

Transportation and Communication	335	400	–	–	–	–	882	914

Power Supply Contract Costs	40	41	–	–	–	–	40	41

Other	1,908	1,616	–	–	(206)	(203)	3,650	3,266
Subtotal	38,674	32,586	15,122	14,461
Adjustments[1]	(341)	(331)	–	–	(1,630)	(1,429)

Total	38,333	32,255	15,122	14,461			227,251	209,668

[7]

The Other segment includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Citizenship and Multiculturalism; Economic Development Job Creation and Trade; Energy; Environment, Conservation and Parks; Finance; Francophone Affairs; Indigenous Affairs; Infrastructure; Labour, Immigration, Training and Skills Development; Mines; Municipal Affairs and Housing; Natural Resources and Forestry; Northern Development; Public and Business Service Delivery; Seniors and Accessibility; Tourism, Culture and Sport; Transportation; Treasury Board Secretariat; the Board of Internal Economy; and Executive Offices, which cannot be allocated to any of the specifically described sector classification.

[8]

Includes activities related to the management of the Province’s debt and interest and other debt servicing charges of broader public sector organizations of $558.6 million (2023–24 restated to $546.0 million, see Note 17). Interest related to the Ontario Bonds and T-bills that the Province bought back is $674 million (2023–24, $534 million).

Consolidated Financial Statements, 2024–2025	103

Province of Ontario Schedule 4: Expense by Ministry

($ Millions)	2024–25 Budget[1,2]	2024–25 Actual	2023–24 Restated Actual (Note 17)

Agriculture, Food and Rural Affairs	856	905	938

Attorney General	1,966	2,893	2,132

Board of Internal Economy	320	486	299

Children, Community and Social Services	19,926	20,736	19,412

Citizenship and Multiculturalism	71	86	82

Colleges and Universities	12,189	14,146	13,235

Economic Development, Job Creation and Trade	2,679	1,738	1,276

Education	37,606	38,375	37,158

Teachers’ Pension	1,700	1,684	1,652

Energy	7,653	6,842	6,315

Environment, Conservation and Parks	860	862	899

Executive Offices	67	72	66

Finance	1,367	4,406	1,362

Interest and Other Debt Servicing Charges	16,464	15,122	14,461

Municipal Partnership Fund	502	535	501

Power Supply Contract Costs	–	40	41

Francophone Affairs	13	13	8

Health	80,838	88,473	82,894

Indigenous Affairs	137	964	145

Infrastructure	4,691	3,346	2,670

Labour, Immigration, Training and Skills Development	1,638	1,727	1,663

Long-Term Care	4,123	3,158	2,564

Mines	209	222	549

Municipal Affairs and Housing	2,053	2,078	1,770

Natural Resources and Forestry	815	1,047	1,114

Northern Development	762	762	704

Public and Business Service Delivery	743	789	1,034

Seniors and Accessibility	186	162	171

Solicitor General	3,912	4,331	3,905

Tourism, Culture and Sport	1,955	1,897	1,799

Transportation	7,099	7,369	7,432

Treasury Board Secretariat	918	678	432

Employee and Pensioner Benefits	1,224	1,307	985

Contingency Fund[3]	1,505	–	–

Total Expense	217,047	227,251	209,668

[1]	Amounts reported as “Plan” in 2024 Budget have been reclassified. See Note 17.
[2]	Ministry structure is consistent with 2024 Budget.
[3]	See Glossary for definition.

104	Consolidated Financial Statements, 2024–2025

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities

As at March 31 ($ Millions)	2025	2024

Transfer Payments	12,755	13,373

Interest and Other Debt Servicing Charges	4,923	4,573

Salaries, Wages and Benefits	5,563	8,595

Other[1]	21,686	22,401

Total Accounts Payable and Accrued Liabilities	44,927	48,942

[1] Includes $425 million (2023–24, restated $502 million) for capital lease obligations. 2024 figure is restated to exclude P3 obligations included in 2023–24.

Province of Ontario Schedule 6: Accounts Receivable

As at March 31 ($ Millions)	2025	2024 Restated (Note 17)

Taxes	8,649	13,009

Transfer Payments[1]	957	1,240

Other Accounts Receivable[2]	12,870	9,531

	22,476	23,780

Less: Allowance for Doubtful Accounts[3]	(1,928)	(1,823)

	20,548	21,957

Government of Canada	2,345	2,383

Total Accounts Receivable	22,893	24,340

[1]

The Transfer Payment receivable consists primarily of recoverable of $855 million (2023–24, $807 million) for the Ontario Disability Support Program – Financial Assistance, and recoverable of $86 million (2023–24, $252 million), mostly due to OHIP related advance payments that were made to physicians and other practitioners during the COVID-19 pandemic, which are still being recovered.

[2]

Other Accounts Receivable includes trade receivables and tobacco settlement (see Note 10). It excludes some Ontario Works overpayments of benefits paid to recipients by external Ontario Works delivery agents and Ontario Disability Support Program overpayment of benefits paid to recipients who also received federal pandemic benefits. Due to pending validation activities and estimation uncertainty, a reasonable estimate cannot be made at this time and accordingly, no amounts have been recognized in these consolidated financial statements.

[3]	The Allowance for Doubtful Accounts includes a provision of $719 million (2023–24, $672 million) for the Ontario Disability Support Program – Financial Assistance.

Consolidated Financial Statements, 2024–2025	105

Province of Ontario Schedule 7: Loans Receivable

As at March 31 ($ Millions)	2025	2024

Government Business Enterprises[1]	2,225	2,270

Municipalities[2]	4,802	4,150

Students[3]	2,526	2,467

Industrial and Commercial[4]	1,103	1,437

Universities[5]	125	125

Other[6]	2,340	2,371

	13,121	12,820

Unamortized Concession Discounts[7]	(181)	(153)

Allowance for Doubtful Accounts[8]	(875)	(815)

Total Loans Receivable	12,065	11,852

[1]	Loans to GBEs bear interest rates of 1.64 per cent to 5.4 per cent (2023–24, 1.64 per cent to 5.7 per cent).
[2]	Loans to municipalities bear interest at rates of up to 6 per cent (2023–24, 6.17 per cent).
[3]	Loans to students mostly bear interest at rates of 6 per cent (2023–24, 6.11 per cent).
[4]	Loans to industrial and commercial enterprises bear interest rates of up to 9.05 per cent (2023–24, 9.05 per cent).
[5]	Loans to universities are mortgages bearing interest rates of 5.09 per cent to 5.10 per cent (2023–24, 5.09 per cent to 5.10 per cent).
[6]

Loans to Other include loans for not-for-profit organizations of $2 billion (2023–24, $2 billion), loans to electricity sector union trusts of $27 million (2023–24, $89 million), and loans to OFN Power Holdings LP of $245 million (2023–24, $245 million).

[7]

Unamortized concession discounts relate to loans made to students of $37 million (2023–24, $nil million), and loans to industrial and commercial enterprises and other of $144 million (2023–24, $153 million).

[8]

Allowance for doubtful accounts relates to loans made to students of $767 million (2023–24, $726 million), loans made to universities of $0.5 million (2023–24, $0.5 million) and loans to GBEs, industrial and commercial enterprises and other of $108 million (2023–24, $88.5 million).

106	Consolidated Financial Statements, 2024–2025

Repayment Terms As at March 31 ($ Millions)	Principal Repayment

Years to Maturity	2025	2024

1 year	899	1,586

2 years	1,010	524

3 years	504	505

4 years	417	422

5 years	455	382

1–5 years	3,285	3,419

6–10 years	2,083	2,126

11–15 years	1,071	965

16–20 years	2,519	2,352

21–25 years	3,030	2,921

Over 25 years	921	812

Subtotal	12,909	12,595

No fixed maturity	212	225

Total	13,121	12,820

Consolidated Financial Statements, 2024–2025	107

Province of Ontario Schedule 8: Government Organizations[1]

Government Business Enterprises	Responsible Ministry

Hydro One Limited	Energy

iGaming Ontario	Attorney General

Liquor Control Board of Ontario	Finance

Ontario Cannabis Retail Corporation	Finance

Ontario Lottery and Gaming Corporation	Finance

Ontario Power Generation Inc.	Energy

Other Government Organizations	Responsible Ministry

Agricorp	Agriculture, Food and Rural Affairs

Agricultural Research and Innovation Ontario	Agriculture, Food and Rural Affairs

Alcohol and Gaming Commission of Ontario	Attorney General

Algonquin Forestry Authority	Natural Resources and Forestry

Building Ontario Fund	Finance

Destination Ontario	Tourism, Culture and Sport

Education Quality and Accountability Office	Education

Fair Hydro Trust	Energy

Financial Services Regulatory Authority of Ontario	Finance

Forestry Futures Trust	Natural Resources and Forestry

Forest Renewal Trust	Natural Resources and Forestry

General Real Estate Portfolio	Infrastructure

Independent Electricity System Operator	Energy

Invest Ontario	Economic Development, Job Creation and Trade

Investment Management Corporation of Ontario	Finance

Legal Aid Ontario	Attorney General

Metrolinx	Transportation

Metropolitan Toronto Convention Centre Corporation	Tourism, Culture and Sport

Niagara Parks Commission	Tourism, Culture and Sport

Northern Ontario Heritage Fund Corporation	Northern Development

Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health

Ontario Arts Council	Tourism, Culture and Sport

Ontario Clean Water Agency	Environment, Conservation and Parks

Ontario Educational Communications Authority (TVO)	Education

Ontario Electricity Financial Corporation	Finance

Ontario Energy Board	Energy

Ontario Financing Authority	Finance

Ontario French-Language Educational Communications Authority (TFO)	Education

Ontario Health	Health

Ontario Health atHome2	Health

Ontario Heritage Trust	Citizenship and Multiculturalism

Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Infrastructure

Ontario Northland Transportation Commission	Transportation

Ontario Place Corporation	Infrastructure

Ontario Securities Commission	Finance

Ontario Trillium Foundation	Tourism, Culture and Sport

Ornge	Health

Ottawa Convention Centre Corporation	Tourism, Culture and Sport

Science North	Tourism, Culture and Sport

Skilled Trades Ontario	Labour, Immigration, Training and Skills Development

[1]

Represents all consolidated organizations included in the Province’s consolidated financial statements as at March 31, 2025. This schedule is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. Links to these entities’ web URLs are available on Ontario.ca. Other controlled organizations that do not meet the consolidation threshold of materiality are instead reflected as government transfer payment expense in these consolidated financial statements through the accounts of the ministries responsible for them.

108	Consolidated Financial Statements, 2024–2025

Province of Ontario Schedule 8: Government Organizations[1]

Other Government Organizations (cont’d)	Responsible Ministry (cont’d)

St. Lawrence Parks Commission	Tourism, Culture and Sport
Supply Ontario	Treasury Board Secretariat
The Centennial Centre of Science and Technology (Ontario Science Centre)	Infrastructure
The Royal Ontario Museum	Tourism, Culture and Sport
Toronto Organizing Committee for the Pan American and Parapan American Games	Tourism, Culture and Sport
Toronto Waterfront Revitalization Corporation (Waterfront Toronto)2	Infrastructure
Transmission Corridor Program	Infrastructure
Venture Ontario	Economic Development, Job Creation and Trade

Broader Public Sector Organizations

Public Hospitals — Ministry of Health

Alexandra Hospital Ingersoll	Hanover & District Hospital
Alexandra Marine & General Hospital	Headwaters Health Care Centre
Almonte General Hospital	Health Sciences North
Anson General Hospital	Holland Bloorview Kids Rehabilitation Hospital
Arnprior Regional Health	Hôpital général de Hawkesbury and District General Hospital Inc.
Atikokan Health and Community Services	Hôpital Montfort
Baycrest Hospital	Hôpital Notre-Dame Hospital (Hearst)
Bingham Memorial Hospital	Hornepayne Community Hospital
Blanche River Health	Hôtel-Dieu Grace Healthcare
Bluewater Health	Humber River Health
Brant Community Healthcare System	Huron Perth Healthcare Alliance
Brightshores Health System	Joseph Brant Hospital
Brockville General Hospital	Kemptville District Hospital
Bruyere Health	Kingston Health Sciences Centre
Cambridge Memorial Hospital	Lady Dunn Health Centre
Campbellford Memorial Hospital	Lady Minto Hospital, Cochrane
Carleton Place & District Memorial Hospital	Lake of the Woods District Hospital
Casey House	Lakeridge Health
Chatham-Kent Health Alliance	Lennox and Addington County General Hospital
Children’s Hospital of Eastern Ontario – Ottawa Children’s Treatment Centre	Listowel Memorial Hospital
Collingwood General and Marine Hospital	London Health Sciences Centre
Cornwall Community Hospital	Mackenzie Health
Deep River & District Health	Manitoulin Health Centre
Dryden Regional Health Centre	Mattawa General Hospital
Erie Shores HealthCare	Muskoka Algonquin Healthcare
Espanola General Hospital	Niagara Health System
Four Counties Health Services	Nipigon District Memorial Hospital
Georgian Bay General Hospital	Norfolk General Hospital
Geraldton District Hospital	North Bay Regional Health Centre
Glengarry Memorial Hospital	North of Superior Healthcare Group
Grand River Hospital	North Shore Health Network
Groves Memorial Community Hospital	North Wellington Health Care Corporation
Guelph General Hospital	North York General Hospital
Haldimand War Memorial Hospital	Northumberland Hills Hospital
Haliburton Highlands Health Services Corporation	Oak Valley Health
Halton Healthcare Services Corporation	Orillia Soldiers’ Memorial Hospital
Hamilton Health Sciences Corporation

 2    On June 21, 2024, 14 Home and Community Care Support Services organizations amalgamated into Ontario Health atHome.

[3] Toronto Waterfront Revitalization Corporation (Waterfront Toronto) is a government partnership with the Province having one-third interest.

Consolidated Financial Statements, 2024–2025	109

Province of Ontario Schedule 8: Government Organizations[1]

Public Hospitals — Ministry of Health (cont’d)

Pembroke Regional Hospital Inc.	St. Joseph’s Health Care, London
Perth and Smiths Falls District Hospital	St. Joseph’s Health Centre Guelph
Peterborough Regional Health Centre	St. Joseph’s Healthcare Hamilton
Providence Care Centre (Kingston)	St. Mary’s General Hospital
Queensway Carleton Hospital	St. Thomas Elgin General Hospital
Quinte Healthcare Corporation	Stevenson Memorial Hospital
Red Lake Margaret Cochenour Memorial Hospital Corporation	Strathroy Middlesex General Hospital
Religious Hospitallers of St. Joseph of Cornwall, Ontario	Sunnybrook Health Sciences Centre
Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines	Temiskaming Hospital
Renfrew Victoria Hospital	The Hospital for Sick Children
Riverside Health Care Facilities Inc.	The Ottawa Hospital
Ross Memorial Hospital	Thunder Bay Regional Health Sciences Centre
Royal Victoria Regional Health Centre	Tillsonburg District Memorial Hospital
Runnymede Healthcare Centre	Timmins and District Hospital
Salvation Army Toronto Grace Health Centre	Toronto East Health Network
Sante Manitouwadge Health	Trillium Health Partners
Sault Area Hospital	Unity Health Toronto
Scarborough Health Network	University Health Network
Sensenbrenner Hospital	University of Ottawa Heart Institute
Services de santé de Chapleau Health Services	Weeneebayko Area Health Authority
Sinai Health System	West Haldimand General Hospital
Sioux Lookout Meno Ya Win Health Centre	West Nipissing General Hospital
Smooth Rock Falls Hospital	West Parry Sound Health Centre
South Bruce Grey Health Centre	William Osler Health System
South Huron Hospital	Winchester District Memorial Hospital
Southlake Regional Health Centre	Windsor Regional Hospital
St. Francis Memorial Hospital	Wingham and District Hospital
St. Joseph’s Care Group	Women’s College Hospital
St. Joseph’s Continuing Care Centre, Centre of Sudbury	Woodstock Hospital
St. Joseph’s General Hospital, Elliot Lake

Specialty Psychiatric Hospitals — Ministry of Health

Centre for Addiction and Mental Health	Royal Ottawa Health Care Group
Ontario Shores Centre for Mental Health Sciences	Waypoint Centre for Mental Health Care

School Boards — Ministry of Education

Algoma District School Board	Conseil scolaire catholique Providence
Algonquin & Lakeshore Catholic District School Board	Conseil scolaire de district catholique de l’Est ontarien
Avon Maitland District School Board	Conseil scolaire de district catholique des Aurores boréales
Bloorview School Authority	Conseil scolaire de district catholique des Grandes Rivières
Bluewater District School Board	Conseil scolaire de district catholique du Centre-Est de l’Ontario
Brant Haldimand Norfolk Catholic District School Board	Conseil scolaire de district catholique du Nouvel-Ontario
Bruce-Grey Catholic District School Board	Conseil scolaire de district catholique Franco-Nord
Catholic District School Board of Eastern Ontario	Conseil scolaire public du Grand Nord de l’Ontario
CHEO School Authority	Conseil scolaire public du Nord-Est de l’Ontario
Conseil des écoles publiques de l’Est de l’Ontario	Conseil scolaire Viamonde
Conseil scolaire catholique MonAvenir	Consortium Centre Jules-Léger

110	Consolidated Financial Statements, 2024–2025

Province of Ontario Schedule 8: Government Organizations[1]

School Boards — Ministry of Education

District School Board of Niagara	Northeastern Catholic District School Board
District School Board Ontario North East	Northwest Catholic District School Board
Dufferin-Peel Catholic District School Board	Ottawa Catholic District School Board
Durham Catholic District School Board	Ottawa-Carleton District School Board
Durham District School Board	Peel District School Board
Grand Erie District School Board	Penetanguishene Protestant Separate School Board
Grandview School Authority	Peterborough Victoria Northumberland and Clarington Catholic District School Board
Greater Essex County District School Board	Rainbow District School Board
Halton Catholic District School Board	Rainy River District School Board
Halton District School Board	Renfrew County Catholic District School Board
Hamilton-Wentworth Catholic District School Board	Renfrew County District School Board
Hamilton-Wentworth District School Board	Simcoe County District School Board
Hastings and Prince Edward District School Board	Simcoe Muskoka Catholic District School Board
Huron-Perth Catholic District School Board	St. Clair Catholic District School Board
Huron-Superior Catholic District School Board	Sudbury Catholic District School Board
James Bay Lowlands Secondary School Board	Superior North Catholic District School Board
John McGivney Children’s Centre School Authority	Superior-Greenstone District School Board
Kawartha Pine Ridge District School Board	Thames Valley District School Board
Keewatin-Patricia District School Board	Thunder Bay Catholic District School Board
Kenora Catholic District School Board	Toronto Catholic District School Board
KidsAbility School Authority	Toronto District School Board
Lakehead District School Board	Trillium Lakelands District School Board
Lambton Kent District School Board	Upper Canada District School Board
Limestone District School Board	Upper Grand District School Board
London District Catholic School Board	Waterloo Catholic District School Board
Moose Factory Island District School Area Board	Waterloo Region District School Board
Moosonee District School Area Board	Wellington Catholic District School Board
Near North District School Board	Windsor-Essex Catholic District School Board
Niagara Catholic District School Board	York Catholic District School Board
Niagara Peninsula Children’s Centre School Authority	York Region District School Board
Nipissing-Parry Sound Catholic District School Board

Colleges — Ministry of Colleges and Universities

Algonquin College of Applied Arts and Technology	Humber College Institute of Technology and Advanced Learning
Cambrian College of Applied Arts and Technology	Lambton College of Applied Arts and Technology
Canadore College of Applied Arts and Technology	Loyalist College of Applied Arts and Technology
Centennial College of Applied Arts and Technology	Mohawk College of Applied Arts and Technology
Collège Boréal d’arts appliqués et de technologie	Niagara College of Applied Arts and Technology
Collège d’arts appliqués et de technologie La Cité collégiale	Northern College of Applied Arts and Technology
Conestoga College Institute of Technology and Advanced Learning	Sault College of Applied Arts and Technology
Confederation College of Applied Arts and Technology	Seneca College of Applied Arts and Technology
Durham College of Applied Arts and Technology	Sheridan College Institute of Technology and Advanced Learning
Fanshawe College of Applied Arts and Technology	Sir Sandford Fleming College of Applied Arts and Technology
George Brown College of Applied Arts and Technology	St. Clair College of Applied Arts and Technology
Georgian College of Applied Arts and Technology	St. Lawrence College of Applied Arts and Technology

Consolidated Financial Statements, 2024–2025	111

Province of Ontario Schedule 8: Government Organizations[1]

Children’s Aid Societies — Ministry of Children, Community and Social Services

Bruce Grey Child and Family Services	Hamilton Child and Family Supports
Catholic Children’s Aid Society of Hamilton	Highland Shores Children’s Aid Society
Child and Family Services of Grand Erie	Huron-Perth Children’s Aid Society
Children & Family Services for York Region	Jewish Family and Child Service of Greater Toronto
Children’s Aid Society of Algoma	Kawartha-Haliburton Children’s Aid Society
Children’s Aid Society of London & Middlesex	Kenora-Rainy River Districts Child and Family Services
Children’s Aid Society of the City of Sarnia and the County of Lambton	Linck, Child Youth and Family Supports
Children’s Aid Society of the Districts of Sudbury and Manitoulin	North Eastern Ontario Family and Children’s Services
Children’s Aid Society of the Niagara Region	Simcoe Muskoka Child Youth and Family Services
Children’s Aid Society of Toronto	The Catholic Children’s Aid Society of Toronto
Dufferin Child and Family Services	The Children’s Aid Society of Ottawa
Durham Children’s Aid Society	The Children’s Aid Society of Oxford County Inc.
Family and Children’s Services of Frontenac Lennox and Addington	The Children’s Aid Society of the District of Nipissing and Parry Sound
Family and Children’s Services of Guelph and Wellington County	The Children’s Aid Society of the District of Thunder Bay
Family and Children’s Services of Lanark Leeds and Grenville	The Children’s Aid Society of the Region of Peel
Family and Children’s Services of Renfrew County	The Children’s Aid Society of the United Counties of Stormont-Dundas-Glengarry
Family and Children’s Services of St. Thomas and Elgin	Valoris for Children and Adults of Prescott-Russell
Family and Children’s Services of the Waterloo Region	Windsor-Essex Children’s Aid Society
Halton Children’s Aid Society

112	Consolidated Financial Statements, 2024–2025

 Province of Ontario

 Schedule 9: Government Business Enterprises1

 Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2025 ($ Millions)	Hydro One Limited[2]	iGaming Ontario	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2025 Total	2024 Total

Assets

Cash and Temporary Investments	123	273	404	537	495	2,779	4,611	3,549

Accounts Receivable	1,344	46	152	2	313	840	2,697	2,295

Inventories	–	–	716	90	47	424	1,277	1,128

Prepaid Expenses	–	1	51	2	25	252	331	402

Fixed Assets	27,410	–	1,054	42	992	40,721	70,219	64,685

Other Assets	9,609	–	–	–	99	28,945	38,653	36,749

Total Assets	38,486	320	2,377	673	1,971	73,961	117,788	108,808

Liabilities

Accounts Payable	1,988	81	965	174	440	2,649	6,297	5,458

Dividends Payable	–	–	–	68	–	–	68	78

Notes Payable	659	–	–	–	–	–	659	497

Deferred Revenue	–	–	–	–	141	380	521	555

Long-Term Debt	17,079	–	795	34	74	12,097	30,079	26,949

Other Liabilities	6,376	87	–	36	803	30,075	37,377	35,577

Total Liabilities	26,102	168	1,760	312	1,458	45,201	75,001	69,114

Net Assets before Non-Controlling Interest	12,384	152	617	361	513	28,760	42,787	39,694

Non-Controlling Interest	(6,592)	–	–	–	–	(196)	(6,788)	(6,527)

Net Assets after Non-Controlling Interest	5,792	152	617	361	513	28,564	35,999	33,167

Revenue	4,107	2,911	7,414	1,762	9,499	6,801	32,494	31,571

Expenses	3,536	2,692	5,243	1,515	7,252	4,791	25,029	24,144

Net Income	571	219	2,171	247	2,247	2,010	7,465	7,427

Consolidated Financial Statements, 2024–2025	113

Province of Ontario Schedule 9: Government Business Enterprises[1] (cont’d) Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2025 ($ Millions)	Hydro One Limited[2]	iGaming Ontario	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2025 Total	2024 Total

Net Income	571	219	2,171	247	2,247	2,010	7,465	7,427

Net Assets at Beginning of Year before Accumulated Other Comprehensive Income (AOCI)	5,609	114	588	337	669	25,826	33,143	29,878

Increase in Fair Value of Ontario Nuclear Funds (Note 16)	–	–	–	–	–	195	195	1,138

Contribution Deficit – OPG	–	–	–	–	–	(2)	(2)	(2)

Deferred Losses/(Gains) Adjustments	–	–	–	–	–	3	3	(29)
Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs	–	–	–	–	–	348	348	271

Remittances to Consolidated Revenue Fund	(355)	(181)	(2,130)	(223)	(2,403)	–	(5,292)	(5,540)

Net Assets before AOCI	5,825	152	629	361	513	28,380	35,860	33,143

AOCI at Beginning of Year	(39)	–	(10)	–	–	73	24	82

Other Comprehensive Income (Loss)	6	–	(2)	–	–	111	115	(58)

AOCI at Year End	(33)	–	(12)	–	–	184	139	24

Net Assets	5,792	152	617	361	513	28,564	35,999	33,167

[1]	Amounts reported using International Financial Reporting Standards (IFRS).
[2]	As at March 31, 2025, the Province owned approximately 47.1 per cent (2023–24, 47.1 per cent) of Hydro One Limited.

Province of Ontario Government Business Enterprises[1] Material balances with entities included in the government’s reporting entity reported in the Consolidated Statement of Financial Position.
As at March 31 ($ Millions)	2025	2024

Financial Assets	1,157	989

Debts	2,226	2,253

Other Liabilities	457	426
[1]	Amounts reported using International Financial Reporting Standards (IFRS).

114	Consolidated Financial Statements, 2024–2025

Repayment schedule for long-term debts contracted with third parties.
			Payments to be made in:
As at March 31 ($ Millions)	2025	2024	2026	2027	2028	2029	2030	2031 and thereafter

Hydro One Limited	17,095	16,245	1,250	425	1,175	0	1,500	12,745

Ontario Power Generation Inc.	10,650	10,063	1,228	530	269	505	805	7,313

Ontario Cannabis Retail Corporation	–	50	–	–	–	–	–	–

Total	27,745	26,358	2,478	955	1,444	505	2,305	20,058

Hydro One Limited

The principal business of Hydro One Limited is the transmission and distribution of electricity to customers within Ontario. Hydro One is Ontario’s largest electricity transmission and distribution utility and is required to deliver electricity safely and reliably to approximately 1.5 million customers across Ontario. It is regulated by the Ontario Energy Board.

iGaming Ontario

On April 4, 2022, iGaming Ontario (iGO) launched the new market for online gaming in the Province. iGO is responsible for conducting and managing the online gaming schemes in accordance with the Criminal Code (Canada) and the Gaming Control Act, 1992.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario (LCBO) regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through LCBO stores, Brewers Retail stores and winery retail stores throughout the Province. The LCBO buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Cannabis Retail Corporation

The Ontario Cannabis Retail Corporation, operating as the Ontario Cannabis Store (OCS), is the provincial online retailer of recreational cannabis and the exclusive wholesaler of recreational cannabis to Ontario’s authorized private retail stores.

Ontario Lottery and Gaming Corporation

The Ontario Lottery and Gaming Corporation (OLG) conducts and manages gaming on behalf of the Province of Ontario, including: lottery, casinos, electronic bingo, and its internet gaming site, OLG.ca. Private service providers operate most OLG casinos. OLG continues to integrate horse racing into its gaming strategy, including the administration of ongoing funding.

Ontario Power Generation Inc.

The principal business of OPG is the generation and sale of electricity. OPG is Ontario’s largest power generator. OPG also wholly or jointly owns and operates or holds minority interests in renewable generating facilities in the United States, and sells into, and purchases from, interconnected electricity markets in other Canadian provinces and the northeast and mid-west regions of the United States.

Consolidated Financial Statements, 2024–2025	115

Province of Ontario Schedule 10: Fees, Donations and Other Revenues from Broader Public Sector Organizations

Sectors	Hospitals		School Boards		Colleges		Children’s Aid Societies		Total

For the year ended March 31 ($ Millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Fees	1,671	1,405	288	265	5,497	5,915	3	3	7,459	7,588

Ancillary Services	1,033	736	587	509	336	323	2	3	1,958	1,571

Grants and Donations for Research and Other Purposes	1,818	1,389	10	6	228	194	38	32	2,094	1,621

Sales and Rentals	513	462	91	206	84	63	7	5	695	736

Recognition of Deferred Capital Contributions	475	421	71	65	76	75	1	1	623	562

Miscellaneous	1,015	300	737	517	103	148	26	28	1,881	993

Total	6,525	4,713	1,784	1,568	6,324	6,718	77	72	14,710	13,071

Province of Ontario Schedule 11: Prepaid Expenses and Other Non-Financial Assets

As at March 31 ($ Millions)	2025	2024

Prepaid Expenses	1,327	1,124

Inventory for Consumption	723	731

Other Non-Financial Assets	174	174

Total Prepaid Expenses and Other Non-Financial Assets	2,224	2,029

116	Consolidated Financial Statements, 2024–2025

GUIDE TO THE PUBLIC ACCOUNTS

The Public Accounts of the Province of Ontario comprise this Annual Report and supplementary information.

The Annual Report includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province and other supporting schedules and disclosures.

Financial Statement Discussion and Analysis

The first section of the Annual Report is the Financial Statement Discussion and Analysis section, which:

●	Compares the Province’s financial results to both the 2024 Budget and the financial results for the previous year;

●	Shows trends in key financial items and indicators of financial condition;

●	Sets out key potential risks to financial results and strategies used to manage them;

●	Includes descriptions of various assets and liabilities on the statement of financial position; and

●	Presents non-financial activities results and discusses important initiatives related to enhancing transparency and accountability.

Consolidated Financial Statements

The Consolidated Financial Statements show the Province’s financial position at the end of the previous fiscal year, its financial activities during the reporting period and its financial position at the end of the reporting fiscal year. The statements are linked, and figures that appear in one statement may affect another.

The Province’s financial statements are presented on a consolidated basis, meaning that the Province’s statement of financial position and statement of operations reflect the combination of ministry results, as well as financial results for entities that are controlled by the government (see Note 1 to the Consolidated Financial Statements for more details). Therefore, the Province’s reported revenues and expenses can be affected directly by the activities of ministries as well as the performance of controlled entities such as Government Business Enterprises and broader public sector organizations, i.e., hospitals, school boards, colleges and children’s aid societies. In addition, the Province’s results are also affected by transfer payments made to non-consolidated entities, such as municipalities and universities.

Consolidated Financial Statements, 2024–2025	117

The financial statements comprise:

●

The Consolidated Statement of Operations, which provides a summary of the Province’s revenue for the period less its expenses and shows whether the government incurred an operating deficit or surplus for the year. The results for the current year are presented along with the Budget Plan, and the financial results for the prior fiscal period. The annual surplus/deficit has an impact on the Province’s financial position.

●

The Consolidated Statement of Financial Position, which reports the Province’s assets and liabilities and is also known as the balance sheet. The Province’s total liabilities include debt and other long-term financing. Financial assets include cash, portfolio investments, amounts due from others and investment in GBEs. The difference between total liabilities and financial assets is the Province’s net debt, which provides a measure of the Province’s revenues that will be required to pay for the Province’s past transactions. Non-financial assets, mainly tangible capital assets such as highways, bridges and buildings, are subtracted from net debt to arrive at the accumulated deficit/surplus. A deficit/surplus in the year increases/decreases the accumulated deficit/surplus.

●

The Consolidated Statement of Change in Net Debt, which shows how the Province’s net debt position changed during the year. The main factors impacting net debt are the annual surplus/deficit and additions to tangible capital assets.

●

The Consolidated Statement of Change in Accumulated Deficit/Surplus, which is a cumulative total of all the Province’s annual deficits and surpluses to date. It is mainly affected by the annual surplus/deficit in a year.

●

The Consolidated Statement of Cash Flow, which shows the sources and uses of cash and cash equivalents over the year. Two major sources of cash are revenues and borrowings. Uses of cash include funding for operating costs, investments in capital assets and debt repayment. The statement is presented in what is referred to as the indirect method, meaning that it starts with the annual surplus or deficit and reconciles that to the cash flow from operations by adding or subtracting non-cash items, such as amortization of tangible capital assets. It also shows cash used to acquire tangible capital assets and portfolio investments, as well as cash generated from financing activities.

●

The Consolidated Statement of Remeasurement Gains and Losses, which shows the change in values of financial assets and financial liabilities arising from their remeasurement at current exchange rates and/or fair value.

When reading the Consolidated Financial Statements, it is essential to also read the accompanying notes and schedules, which summarize the Province’s significant accounting policies and provide additional information on underlying financial activities, market value of investments, contractual obligations and risks.

118	Consolidated Financial Statements, 2024–2025

Other Elements of the Annual Report

●

In the Statement of Responsibility, the government acknowledges its responsibility for the Consolidated Financial Statements and the Financial Statement Discussion and Analysis. The Statement, which appears on page 2, outlines the accounting policies and practices used in preparing the financial statements and acknowledges the government’s responsibility for financial management systems and controls.

●

The Auditor General’s Report, which appears on page 45, expresses an opinion under the Auditor General Act as to whether the statements fairly present the annual financial results and financial position of the government in accordance with Canadian public sector accounting standards.

Supplementary Information

The Ministry Statements and Schedules contains ministry statements and detailed schedules of debt and other items. Individual ministry statements compare actual expenses to the amounts appropriated by the Legislative Assembly. Appropriations are made through the Estimates, Supplementary Estimates and the annual Supply Act, 2024 (as modified by Treasury Board Orders), as well as other statutes and special warrants, if any. The ministry statements include amounts appropriated to fund certain provincial organizations, including hospitals, school boards, colleges and children’s aid societies. The financial results of all provincial organizations included in the government reporting entity in accordance with public sector accounting standards are consolidated with those of the Province to produce the Consolidated Financial Statements in accordance with the accounting policies as described in Note 1 to the statements.

The Detailed Schedules of Payments contains the details of payments made by ministries to vendors (including sales tax) and transfer payment recipients that exceed certain thresholds, including: payments to suppliers of temporary help services; payments made directly to a supplier by the ministry for employee benefits; travel payments for employees; total payments for grants, subsidies or assistance to persons, businesses, non-commercial institutions and other government bodies; other payments to suppliers of goods and services; and statutory payments.

As of 2018–19, the Financial Statements of Government Organizations and Business Enterprises no longer form a part of the Public Accounts. Individual statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, as well as other miscellaneous financial statements are available via web link to the organization’s website through ontario.ca/publicaccounts or upon request.

Consolidated Financial Statements, 2024–2025	119

GLOSSARY

Note: The definitions of the terms in the glossary are provided for clarification and assisting readers of the 2024–25 Annual Report. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited Consolidated Financial Statements.

Accretion: the increase in the carrying amount of a liability for asset retirement obligations due to the passage of time. Accretion expense is incurred when liability is discounted to its present value and consequently, the discount is unwound over time.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior-period adjustments.

Amortized Cost: the amount at which a financial asset or a financial liability is measured at initial recognition, minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Annual Report: includes the Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province of Ontario and other supporting schedules and disclosures.

Asset Retirement Obligation(s) (ARO): arises from a legal obligation associated with the retirement (permanent removal) of a tangible capital asset. These obligations are predictable, likely to occur and unavoidable.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards, colleges and children’s aid societies. For financial statement purposes, universities and other organizations such as municipalities are excluded, because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board of the Chartered Professional Accountants of Canada (CPA Canada).

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of postsecondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

120	Consolidated Financial Statements, 2024–2025

Combined Consideration (under P3): a public sector entity’s liability for the design, build, acquisition or betterment of infrastructure could result from a combination of the financial liability model and user-pay model. In such circumstances, the entity would recognize both a financial liability and a performance obligation.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Ontario Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation for further details.

Consolidation: the inclusion of the financial results of government-controlled organizations in the Province’s Consolidated Financial Statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of the Province’s fiscal year is nil. See Reserve for further details.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, which will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by the Province.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Consolidated Financial Statements, 2024–2025	121

Derecognition: the removal of previously recognized financial assets or financial liabilities from a government’s statement of financial position.

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives, including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Effective Interest Method: a method used to calculate the amortized cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and to allocate interest income or interest expense over the relevant period.

Exchange transactions: transactions where goods or services are provided to a payor for consideration. These transactions include performance obligations arising directly from a payment or promise of consideration by a payor.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; portfolio investment; a financial claim on an outside organization or individual; and inventory for sale.

Financial Instrument: liquid asset, equity security in an entity or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Financial Liability Model (under P3): a type of public private partnership arrangement where the private sector partner designs, builds, finances, operates, and/or maintains infrastructure in exchange for a contractual right to receive cash or other financial assets. A liability resulting from this model is a financial liability.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

122	Consolidated Financial Statements, 2024–2025

Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Government Business Enterprise: government organizations that: i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet obligations from revenues generated outside the government reporting entity.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period, such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts) and machinery and equipment (e.g., medical equipment, research equipment).

Legal Obligation: a clear duty or responsibility to another party under statute or contracts and agreements.

Liquid Reserve: comprises cash and short-term investments managed before consolidation with other government entities. It includes cash in the Province’s bank accounts, money market securities and long-term bonds which have not been lent out through a sale and re-purchase agreement, adjusted for net pledged collateral.

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the Province’s total liabilities and financial assets. It represents the Province’s future revenue requirements to pay for past transactions and events.

Consolidated Financial Statements, 2024–2025	123

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP for further details.

Non-Exchange Transactions: transactions or events where there is no direct transfer of goods or services to a payor.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the Province are tangible capital assets, prepaid expenses and inventories of supplies for consumption.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. The people of the Province aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Performance Obligations: enforceable promises to provide specific goods or services to a specific payor.

Portfolio Investments: investments in organizations that do not form part of the government reporting entity.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest and other debt servicing charges.

Public Accounts: the Consolidated Financial Statements of Ontario along with supporting statements and schedules as required by the Financial Administration Act.

Public Private Partnership (P3): an alternative finance and procurement model available to public sector entities, where the public sector entity procures infrastructure using a private sector partner. The private sector partners are committed to design, build and finance the infrastructure assets. Some P3 arrangements may also require the private sector partner to operate and/or maintain the assets over the term of the P3 contract.

124	Consolidated Financial Statements, 2024–2025

Purchased Intangible Assets: non-financial assets lacking physical substance that are purchased through an arm’s-length exchange transaction.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the provincial revenue and expense. Actual costs incurred by the ministry, which pertain to the reserve, are recorded as expenses of that ministry. See Contingency Fund for further details.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Total Debt: the Province’s total borrowings outstanding.

Total Expense: the sum of program expense and interest and other debt servicing charges expense.

Transaction Price: the amount of consideration expected to receive in exchange for promised goods or services to a payor.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not:

●	Receive any goods or services directly in return, as would occur in a purchase or sale transaction;

●	Expect to be repaid, as would be expected in a loan; or

●	Expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

Consolidated Financial Statements, 2024–2025	125

User-Pay Model (under P3): a type of public private partnership arrangement where the private sector partner designs, builds, finances, operates, and/or maintains infrastructure in exchange for rights to charge end users. the public sector partner provides rights to earn revenue from third-party users or grants access to another revenue-generating asset. A liability resulting from this model is a performance obligation.

126	Consolidated Financial Statements, 2024–2025

SOURCES OF ADDITIONAL INFORMATION

Ontario Budget, Ontario Economic Outlook and Fiscal Review and Quarterly Finances

The Province presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year.

The Ontario Economic Outlook and Fiscal Review is a mid-year fiscal update to the expense and revenue projections of the government.

The Quarterly Finances is a report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year.

For an electronic copy of the Ontario Budget, the Ontario Economic Outlook and Fiscal Review or the Ontario Quarterly Finances, visit the Ontario Ministry of Finance website at: https://www.ontario.ca/page/ministry-finance

Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act, 2024. For electronic access, go to: https://www.ontario.ca/page/expenditure-estimates

Ontario Finances

For electronic access, go to: https://www.ontario.ca/page/ontario-quarterly-finances

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: https://www.ontario.ca/page/ontario-economic-accounts

Consolidated Financial Statements, 2024–2025	127

Please address your comments on this report to: The Honourable Caroline Mulroney President of the Treasury Board, Room 4320, Fourth Floor, Whitney Block, 99 Wellesley Street West, Toronto, Ontario M7A 1W3 You can also send your comments to the Minister by electronic mail to: infotbs@ontario.ca
To access this document online, visit Ontario.ca/publicaccounts

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